                            [MANOR CARE LETTERHEAD]


                                                                October 15, 1996


Dear Manor Care, Inc. Stockholder:

     I am pleased to inform you that the Board of Directors of Manor Care, Inc. ("Manor Care") has approved a distribution to our stockholders of all the outstanding shares of common stock of Choice Hotels Holdings, Inc. ("Choice"). The stock distribution will be made on November 1, 1996, to holders of record of Manor Care common stock on October 10, 1996. You will receive one share of Choice common stock for every share of Manor Care common stock you hold on the record date.

     As a result of the distribution of Choice common stock to Manor Care shareholders, you will own shares in two separate and very different companies. Manor Care will be a pure health care company focused on inpatient skilled nursing and rehabilitation, assisted living, institutional pharmacy and home health care. Choice will concentrate on franchising, managing and developing hotels and other travel-related businesses.

     Your Board of Directors and management believe that the separation of the lodging and health care businesses into two public corporations via the distribution of Choice common stock will improve capital-raising efficiency as both debt and equity investors will be better able to assess the different risk profiles and operating characteristics of both businesses. The distribution will give Choice direct access to capital markets and will permit it to raise funds on the basis of its own operating profile and credit fundamentals. Similarly, Manor Care's cost to obtain financing following the distribution will be representative of the operating profile and credit fundamentals of a health care company. In addition, the Board of Directors and management believe that the distribution will improve strategic freedom and focus at both Choice and Manor Care.

     The enclosed Information Statement explains the proposed distribution in detail and provides financial and other important information regarding Choice. We urge you to read it carefully. Holders of Manor Care common stock are not required to take any action to participate in the distribution as a stockholder vote is not required in connection with this matter.

                                          Sincerely,

                                                   Stewart Bainum, Jr.
                                                Chairman of the Board and
                                                 Chief Executive Officer

                             INFORMATION STATEMENT


                          CHOICE HOTELS HOLDINGS, INC.
               (TO BE RENAMED CHOICE HOTELS INTERNATIONAL, INC.)

                                  COMMON STOCK
                           (PAR VALUE $.01 PER SHARE)

     This Information Statement is being furnished by Manor Care, Inc. ("Manor Care") in connection with the distribution (the "Distribution") to holders of record of Manor Care common stock on October 10, 1996 (the "Record Date") of one share of common stock, par value $.01 per share (the "Company Common Stock"), of Choice Hotels Holdings, Inc. (the "Company") for each share of Manor Care common stock. At the time of the Distribution, the Company will own all of the businesses and assets of, and be responsible for the liabilities associated with, the lodging and hotel franchise business operations conducted by Manor Care and certain of its subsidiaries. The distribution will result in 100% of the outstanding shares of Company Common Stock being distributed to holders of Manor Care common stock.

     The Distribution will be effective as of November 1, 1996 (the "Distribution Date"). No consideration will be paid by Manor Care's stockholders for shares of Company Common Stock. Manor Care has received a ruling from the Internal Revenue Service to the effect that the Distribution is not taxable for federal income tax purposes to stockholders of the Company and Manor Care. See "The Distribution -- Federal Income Tax Aspects of the Distribution."

     There is no current trading market for the Company's Common Stock, although it is expected that a "when-issued" trading market will develop prior to the Distribution Date. The Company's Common Stock has been approved for listing on the New York Stock Exchange under the symbol "CHH," subject to notice of issuance.


     Stockholders of Manor Care with inquiries related to the Distribution should contact the Investor Relations Department of Manor Care at (301) 979-4408. Stockholders of Manor Care with inquiries related to their holdings in Manor Care should contact Manor Care's stock transfer agent, Chase-Mellon Shareholder Services, L.L.C., at (212) 946-7200.


     IN REVIEWING THIS INFORMATION STATEMENT YOU SHOULD CAREFULLY CONSIDER THE MATTERS DESCRIBED UNDER "RISK FACTORS" BEGINNING ON PAGE 9 OF THIS INFORMATION STATEMENT.
                            ------------------------

     NO STOCKHOLDER APPROVAL OF THE DISTRIBUTION IS REQUIRED OR SOUGHT. WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND US A PROXY.
                            ------------------------

     THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMIS-
SION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS INFORMATION STATEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                            ------------------------

     THIS INFORMATION STATEMENT DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. ANY SUCH OFFERING MAY ONLY BE MADE BY MEANS OF A SEPARATE PROSPECTUS PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT AND OTHERWISE IN COMPLIANCE WITH APPLICABLE LAW.


          THE DATE OF THIS INFORMATION STATEMENT IS OCTOBER 15, 1996.

                             INFORMATION STATEMENT

                               TABLE OF CONTENTS



                                                                                          PAGE
Summary.............................................................................        1
Introduction........................................................................        6
The Distribution....................................................................        6
  Reasons for the Distribution......................................................        6
  Manner of Effecting the Distribution..............................................        7
  Federal Income Tax Aspects of the Distribution....................................        7
  Conditions; Termination...........................................................        8
  Listing and Trading of Shares of the Company's Common Stock.......................        8
Risk Factors........................................................................        9
Relationship Between Manor Care and the Company After the Distribution..............       13
Financing...........................................................................       16
Capitalization......................................................................       17
Dividend Policy.....................................................................       17
Selected Historical Financial Data..................................................       18
Pro Forma Financial Data............................................................       19
Management's Discussion and Analysis of Financial Condition and Results of
  Operations........................................................................       21
Business............................................................................       26
  General...........................................................................       26
  The Lodging Industry..............................................................       26
  Franchise Business................................................................       28
  Owned and Managed Lodging Business................................................       39
  Competition.......................................................................       43
  Service Marks and Other Intellectual Property.....................................       44
  Non-Hotel Properties..............................................................       44
  Seasonality.......................................................................       44
  Regulation........................................................................       45
  Insurance.........................................................................       45
  Impact of Inflation and Other External Factors....................................       45
  Employees.........................................................................       46
  Legal Proceedings.................................................................       46
  Environmental Matters.............................................................       46
Management..........................................................................       47
  Executive Officers of the Company.................................................       47
  Compensation of Executive Officers................................................       48
  Employment Agreements.............................................................       51
  Retirement Plans..................................................................       51
  Option and Stock Purchase Plans...................................................       53
The Board of Directors..............................................................       53
  Directors of the Company..........................................................       53
Certain Relationships and Related Transactions......................................       56
Security Ownership of Principal Stockholders and Management.........................       57

Description of Capital Stock of the Company.........................................       60
  Common Stock......................................................................       60
  Preferred Stock...................................................................       60
  Preemptive Rights.................................................................       60
Purposes and Effects of Certain Charter and By-law Provisions.......................       60
  General...........................................................................       60
Liability and Indemnification of Officers and Directors.............................       61
  Elimination of Liability in Certain Circumstances.................................       61
  Indemnification and Insurance.....................................................       61
Available Information...............................................................       62
Index to Combined Financial Statements..............................................      F-1
Appendix A -- Form of Restated Certificate of Incorporation of the Company..........      A-1

                                    SUMMARY

     The following summarizes certain information contained elsewhere in this Information Statement. Reference is made to, and this summary is qualified by, the more detailed information set forth in this Information Statement, which should be read in its entirety. Unless the context otherwise requires, all references herein to the Company and to Manor Care shall include their respective subsidiaries and all references herein to the Company prior to the Distribution Date shall refer to the Lodging Business (as defined herein) as operated by Manor Care. As used with respect to financial information, "Parent" refers to Manor Care. Unless otherwise indicated, all statistical information and data relating to the hotel industry in this Information Statement are derived from information provided by Smith Travel Research. Smith Travel Research has not consented to the use of the hotel industry data presented herein or provided any form of consultation, advice, or counsel regarding any aspects of, and is in no way whatsoever associated with, the proposed transaction.

                                  THE COMPANY

     The Company is a leading international hotel franchisor and a major owner and manager of hotel properties. Both franchise and owned and managed hotel properties principally operate under one of the Company's brand names:
Comfort(R), Quality(R), Clarion(R), Sleep(R), Rodeway(R) and Econo Lodge(R). In addition, the Company recently introduced a new brand, MainStay Suites(SM). For the fiscal year ended May 31, 1996, hotel franchising contributed 58.5% of the Company's revenues and 73.0% of the Company's gross profits, while hotel ownership and management contributed the remaining 41.5% of revenues and 27.0% of gross profits. The Company's franchise operations and owned and managed hotel operations have experienced significant growth in revenues and profitability over the last few years. The Company's compound annual growth rate since fiscal year 1991 was 20.1% for revenues and 21.8% for net income before unusual items. For the fiscal year ended May 31, 1996, total revenues and net income were $374.9 million and $8.5 million, respectively. Excluding unusual items, net income for fiscal year 1996 was $28.6 million. For the quarter ended August 31, 1996, total revenues and net income were $119.4 million and $15.4 million, respectively.

     FRANCHISE OPERATIONS. The Company is one of the world's largest franchisors of hotels with 3,052 properties open and operating in 30 countries at May 31, 1996. As a franchisor, the Company licenses hotel operators to use the Company's brand names and provides to these hotel operators products and services designed to increase their revenues and profitability. Key products and services provided include nationally recognized marketing and advertising programs, access to a reservation system that delivers business to the franchisees' hotels, access to innovative products and services developed by the Company and other support services such as training programs, purchasing discounts, operating manuals, quality standards and inspections.

     In return for the use of the Company's brand names and access to the Company's products and services, franchisees pay to the Company fees that are generally based on a percentage of the franchise hotels' gross room revenues. Since fiscal year 1994, the Company has grown revenues from franchise operations at a compound annual rate of 15.1%, while direct franchise expenses have increased at a compound annual rate of 8.8%. During the same period, gross margins have improved from 56.5% for fiscal year 1994 to 61.1% for fiscal year 1996.

     Key components of the Company's franchise strategy include:

     - growth of the Company's domestic franchise system;

     - increases in average actual royalty rates;

     - strategic development of the international franchise system;

     - expansion of preferred vendor programs; and

     - pursuit of selected strategic investments and acquisitions.

     The Company's existing franchisees form a pool of potential buyers and builders of new hotels that may affiliate with one of the Company's brands. The Company believes that its focus on improving the performance of its franchisees through the provision of revenue- and profitability-enhancing systems and services will enable it to retain these franchisees and attract new franchisees to its system. The Company is able to meet the needs of franchisees across a wide range of market segments by maintaining an array of distinct brands, each with its own marketing and operating strategy. The Company expects to continue to expand its brand offerings by developing new brands for high-growth segments of the hospitality industry.

     OWNED AND MANAGED OPERATIONS. In addition to acting as franchisor, the Company owns and manages hotels. At May 31, 1996, the Company owned and managed, under its six principal brand names, 79 hotels in 25 states, as well as in Germany, France and England. To take advantage of a recovering lodging industry, the Company has pursued, over the past few years, a strategy of acquiring domestic hotel properties at prices below their replacement cost and increasing their value through the investment of capital to improve the physical site and the installation of professional management and marketing teams to operate the renovated properties. Since June 1992, the Company has spent approximately $242.7 million to buy and renovate 52 hotel properties.

     Under the Company's management and consistent with overall industry improvements, the operating performance of hotels acquired pursuant to this strategy has improved substantially. Occupancies at domestic hotels acquired during fiscal year 1993 have improved from 56% in fiscal year 1993 to 76% in fiscal year 1996, while occupancies for fiscal year 1994 domestic acquisitions have improved from 66% in fiscal year 1994 to 74% in fiscal year 1996 and occupancies for fiscal year 1995 domestic acquisitions have improved from 49% in fiscal year 1995 to 58% in fiscal year 1996. Overall, revenues from owned and managed hotel operations have grown at a compound annual rate of 44.9% since fiscal year 1994, while hotel operations expenses have increased at a compound annual rate of 32.9%. As a result, gross margins of the owned and managed hotel operations have improved from 19.0% for fiscal year 1994 to 31.9% for fiscal year 1996. Because many of the recently acquired and developed hotels have not yet reached stabilized levels of operating performance, the Company believes that revenues and gross profit at these hotels will continue to grow.

     The Company's strategy for its owned and managed operations is to realize cash proceeds from, or "monetize," its capital investment in Company-owned hotels at values that reflect their improved operating performance. The Company is exploring a variety of transactions, including, among others, asset securitization, sale/leasebacks, joint ventures with third parties, debt financing and asset divestitures. The Company intends to retain management and franchise agreements relating to these properties. The proceeds from these transactions will be used initially to repay outstanding indebtedness. The remaining proceeds will be used to launch or provide support to recently developed brands, such as Sleep Inn and MainStay Suites, to develop additional new brands, to expand internationally by investing in selected international gateway cities and to invest in other targeted growth areas.

                                THE DISTRIBUTION

Reasons for the
Distribution..................   The Board of Directors and management of Manor
                                 Care believe that the separation of Manor
                                 Care's health care and lodging businesses into two public companies via the Distribution will improve capital-raising efficiency as both debt and equity investors will be better able to assess the different risk profiles and operating characteristics of both businesses.
                                 The Distribution will give the Company direct access to capital markets and will permit it to raise funds on the basis of its own operating profile and credit fundamentals. Similarly,
                                 Manor Care's cost to obtain financing following the Distribution will be representative of the operating profile and credit fundamentals of a health care company. In addition, the Board of Directors and management of Manor Care believe that the Distribution will improve strategic freedom and focus at both Choice and Manor
                                 Care. See "The Distribution -- Reasons for the
                                 Distribution."

Distributed Company...........   Choice Hotels Holdings, Inc. (the "Company"), a
                                 Delaware corporation (to be renamed Choice
                                 Hotels International, Inc.) and a wholly-owned subsidiary of Manor Care, will, on the Distribution Date, own all of the business and assets of, and be responsible for all of the liabilities associated with, the lodging and hotel franchise business operations conducted by Manor Care and certain of its subsidiaries
                                 (the "Lodging Business").

Distributing Company..........   Manor Care, Inc., a Delaware corporation
                                 ("Manor Care").

Securities to Be
Distributed...................   Approximately 62,872,184 shares (the "Shares")
                                 of common stock, par value $.01 per share of the Company, based on 62,872,184 shares of common stock, par value $.10 per share, of Manor Care ("Manor Care Common Stock") outstanding as of October 1, 1996.

Distribution Ratio............   One share of Company Common Stock for each
                                 share of Manor Care Common Stock.

Tax Consequences..............   Manor Care has received a ruling from the
                                 Internal Revenue Service to the effect, among other things, that receipt of the Shares by stockholders of Manor Care is tax free for federal income tax purposes. See "The
                                 Distribution -- Federal Income Tax Aspects of the Distribution."

Listing and Trading Market....   The Shares have been approved for listing on
                                 the New York Stock Exchange under the symbol
                                 "CHH," subject to notice of issuance. See "The
                                 Distribution -- Listing and Trading of Shares of the Company's Common Stock."

Record Date...................   Close of business on October 10, 1996.

Distribution Date.............   As of November 1, 1996. On the Distribution
                                 Date, Manor Care will deliver the Shares to the Distribution Agent. As soon as practicable thereafter, the Distribution Agent will mail certificates representing the appropriate number of Shares to the Manor Care stockholders entitled thereto. See "The
                                 Distribution -- Manner of Effecting the
                                 Distribution."

Distribution Agent............   Chase-Mellon Shareholder Services, L.L.C., the
                                 transfer agent for the Company.

The Company's Dividend Policy
After the Distribution........   It is currently contemplated that following the
                                 Distribution, the Company will not pay cash dividends on the Shares.

Certain Charter and
  By-law Provisions...........   Certain provisions of the Restated Certificate
                                 of Incorporation (the "Restated Certificate") and the By-laws ("the By-laws") of the Company have the effect of delaying or making more difficult an acquisition of control of the Company in a transaction not approved by its Board of Directors. These provisions have been designed to enable the Company, especially in its initial years, to develop its businesses and foster its long-term growth without disruptions caused by the threat of a takeover not deemed by its Board of Directors to be in the best interest of the Company. See "Purposes and Effects of Certain Charter and By-law
                                 Provisions." The Restated Certificate would eliminate certain liabilities of directors in connection with the performance of their duties. See "Liability and Indemnification of Officers and Directors -- Elimination of
                                 Liability in Certain Circumstances."

Risk Factors..................   Stockholders should carefully consider all of
                                 the information contained in this Information
                                 Statement, including the matters described under "Risk Factors."

Principal Office of the
Company.......................   10750 Columbia Pike, Silver Spring, Maryland
                                 20901. Its telephone number is (301) 979-5000.

Relationship between Manor
Care and the Company after the
  Distribution................   For purposes of governing the ongoing
                                 relationships between Manor Care and the Company after the Distribution Date and in order to provide for an orderly transfer of the Lodging Business to the Company and facilitate the transition to two separate publicly traded companies, Manor Care and the Company have entered into a distribution agreement and various other agreements with respect to, among other things, intercompany debt, tax matters, employee benefits, risk management and corporate and administrative services. See
                                 "Relationship Between Manor Care and the
                                 Company After the Distribution." The
                                 relationship between Manor Care and the Company may be subject to certain potential conflicts of interest. See "Risk Factors -- Potential
                                 Conflicts with Manor Care."

                         SUMMARY FINANCIAL INFORMATION

     The following table summarizes certain selected financial information with respect to the Company and is derived from the Combined Financial Statements of the Company. Historical financial information may not be indicative of the Company's future performance as an independent company. The information set forth below is qualified in its entirety by reference to, and should be read in conjunction with, "Selected Historical Financial Data," "Pro Forma Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Combined Financial Statements and related notes included elsewhere herein. The balance sheet data at August 31, 1996 and the income statement data for the three months ended August 31, 1995 and August 31, 1996 are derived from unaudited combined financial statements of the Company that, in the opinion of the Company, reflect all adjustments, consisting of normal recurring adjustments, necessary to present fairly the information set forth below. The interim results for the three months ended August 31, 1996 are not necessarily indicative of results for the entire 1997 fiscal year.

                                                      YEAR ENDED MAY 31,                      THREE MONTHS ENDED AUGUST 31,
                                         ---------------------------------------------   ----------------------------------------
                                           1994       1995       1996     PRO FORMA(A)      1995          1996       PRO FORMA(A)
                                         --------   --------   --------       1996       -----------   -----------       1996
                                                                          ------------   (UNAUDITED)   (UNAUDITED)   ------------
                                                                          (UNAUDITED)                                (UNAUDITED)
                                                                    (IN THOUSANDS, EXCEPT RATIO DATA)
STATEMENT OF INCOME DATA:
Revenues...............................  $239,764   $302,535   $374,873     $387,819       $99,380       $119,380      $119,380
Operating expenses.....................   206,722    250,476    334,083(b)   349,961(b)     75,016         87,616        87,639
                                         --------   --------   --------     --------       -------       --------      --------
Income before other expenses and income
 taxes.................................    33,042     52,059     40,790       37,858        24,364         31,764        31,741
Interest expense on notes payable to
 Parent................................    10,665     15,492     19,673       20,339         4,612          5,079         5,079
Minority interest and other interest
 and other expenses, net...............     4,699      6,612      5,259        3,727         1,180            788           788
                                         --------   --------   --------     --------       -------       --------      --------
Income before income taxes.............    17,678     29,955     15,858       13,792        18,572         25,897        25,874
Income taxes...........................     8,019     13,144      7,400        6,429         7,658         10,500        10,491
                                         --------   --------   --------     --------       -------       --------      --------
       Net income......................  $  9,659   $ 16,811   $  8,458     $  7,363       $10,914       $ 15,397      $ 15,383
                                         =========  =========  ========     ========       =======       ========      ========

                                                          MAY 31,
                                                    -------------------                                AUGUST 31,
                                                      1995       1996                                     1996
                                                    --------   --------                                -----------
BALANCE SHEET DATA:
Working capital........................             $(34,663)  $ (7,606)                                $      64
Total assets...........................              391,475    491,304                                   512,206
Notes payable to Parent................              198,522    225,723                                   225,723
Total debt.............................              251,191    294,861                                   295,128
Investments and advances from Parent...               65,829    147,559                                   170,261
RATIO DATA:
Ratio of earnings to fixed
  charges (c)..........................                 2.47x      1.63x                                     5.04x
                                                    =========  =========                                ==========

---------------

(a) The pro forma statement of operations data for the year ended May 31, 1996 and the three months ended August 31, 1996 give effect to (i) the Distribution and related transactions and (ii) the acquisition by the Company of an aggregate of 16 hotels during fiscal year 1996 (the "1996 Acquisitions"), as if the Distribution and related transactions and the 1996 Acquisitions had occurred on June 1, 1995.

(b) Includes a provision of $33.3 million for impairment of certain long-lived assets associated primarily with the Company's European operations and certain restructuring costs, including severance and employee benefit plan restructuring costs, directly associated with the Distribution.
(c) Earnings used in computing the ratio of earnings to fixed charges consist of income before income taxes, fixed charges and extraordinary items. Fixed charges consist of interest expense, including amounts capitalized and the amortization of deferred financing fees, and that portion of operating lease rental expense that is representative of interest (deemed to be one-third of operating lease rentals).

                                  INTRODUCTION

     The Company is one of the world's largest franchisors of hotels with 3,052 properties and a total of 261,456 rooms open and operating in 30 countries at May 31, 1996. The properties principally operate under one of the Company's brand names: Comfort, Quality, Clarion, Sleep, Rodeway and Econo Lodge. In addition, the Company recently introduced a new brand, MainStay Suites. At May 31, 1996, another 716 franchise properties with a total of 63,785 rooms were under development. In addition to acting as franchisor, at May 31, 1996, the Company owned and managed, under its six principal brand names, 79 hotels in 25 states, as well as in Germany, France and England.

     On March 7, 1996, the Board of Directors of Manor Care announced its intention to distribute to holders of Manor Care Common Stock all of the outstanding Shares. On March 6, 1996, the high and low sales prices of the Manor Care Common Stock as reported on the New York Stock Exchange Composite Tape were $39 and $38 5/8, respectively. On September 30, 1996, the Board of Directors of Manor Care declared a dividend to effect the Distribution and set the Record Date and Distribution Date. On September 30, 1996, the high and low sales prices of the Manor Care Common Stock as reported on the New York Stock Exchange Composite Tape were $38 1/2 and $37 1/4, respectively. Following the Distribution, Manor Care will not own any Shares or other capital stock of the Company, but will have certain contractual relationships with the Company. See "Relationship Between Manor Care and the Company After the Distribution."

     The Company, a Delaware corporation, was incorporated on June 27, 1996, and is currently a wholly-owned subsidiary of Manor Care with no operations. Prior to the Distribution, the Lodging Business has been conducted as a separate division and through certain subsidiaries of Manor Care, including Choice Hotels International, Inc., a wholly-owned subsidiary of Manor Care. On the Distribution Date, Manor Care will contribute to the Company the Lodging Business (including all of the stock of Choice Hotels International, Inc. and the other subsidiaries comprising the Lodging Business, together with certain assets relating to the Lodging Business held by Manor Care) and the Company will change its name to Choice Hotels International, Inc. The existing Choice Hotels International, Inc. will be renamed Choice Hotels Franchising, Inc.

     Stockholders of Manor Care with inquiries relating to the Distribution should contact the Investor Relations Department of Manor Care at (301) 979-4408. After the Distribution Date, stockholders of the Company should contact the Investor Relations Department of Choice at (301) 979-5000.

                                THE DISTRIBUTION

REASONS FOR THE DISTRIBUTION

     The Board of Directors and management of Manor Care have determined, for the reasons set forth below, among others, to separate the Lodging Business from Manor Care's other businesses.

     The Board of Directors and management of Manor Care believe that the separation of its health care and lodging businesses into two public corporations via the distribution of the Shares will improve capital-raising efficiency as both debt and equity investors will be better able to assess the different risk profiles and operating characteristics of both businesses. The Distribution will give the Company direct access to capital markets and will permit it to raise funds on the basis of its own operating profile and credit fundamentals. Similarly, Manor Care's cost to obtain financing following the Distribution will be representative of the operating profile and credit fundamentals of a health care company. In addition, the Board of Directors and management believe that the Distribution will improve strategic freedom and focus at both the Company and Manor Care.

     The Board of Directors and management of Manor Care also believe that the Distribution will (i) facilitate the expansion of each of Manor Care and the Company through future acquisitions by making the stock of each entity a more effective consideration with which to make any such acquisitions, (ii) enable Manor Care and the Company to motivate their respective key employees, and attract new employees, by offering incentives such as stock options whose value will be directly affected by the performance of Manor

Care or the Company, as the case may be, and (iii) simplify the process of allocating indirect corporate overhead costs in computing governmental reimbursements to the health care business.

MANNER OF EFFECTING THE DISTRIBUTION

     The general terms and conditions of the Distribution are set forth in the distribution agreement (the "Distribution Agreement") to be entered into by the Company and Manor Care prior to the Distribution.

     Upon satisfaction of all the conditions contained in the Distribution Agreement, it is contemplated that the Distribution will be made as of November 1, 1996 (the "Distribution Date") to stockholders of record of Manor Care at the close of business on October 10, 1996 (the "Record Date"). On the Distribution Date, the Shares will be delivered to the Distribution Agent for distribution as soon as practicable thereafter to holders of record of Manor Care Common Stock as of the close of business on the Record Date on the basis of one share of Company Common Stock for each share of Manor Care Common Stock held on the Record Date. The actual total number of Shares to be distributed will depend on the number of shares of Manor Care Common Stock outstanding on the Record Date. All such Shares will be fully paid and non-assessable and the holders thereof will not be entitled to preemptive rights. See "Description of Capital Stock of the Company." Following the Distribution, the Company will operate as an independent public company.

     No holder of Manor Care Common Stock will be required to pay any cash or other consideration for the Shares received in the Distribution or to surrender or exchange shares of Manor Care Common Stock in order to receive Shares.

FEDERAL INCOME TAX ASPECTS OF THE DISTRIBUTION

     Manor Care has received a ruling from the Internal Revenue Service to the effect, among other things, that, for federal income tax purposes, the Distribution will qualify as a tax-free spin-off under Section 355 of the Internal Revenue Code of 1986, as amended, and that:

          (1) No gain or loss will be recognized to (and no amount will be included in the income of) holders of Manor Care Common Stock upon the receipt of the Shares in the Distribution;

          (2) Assuming that on the Distribution Date a holder of Manor Care Common Stock holds Manor Care Common Stock as a capital asset, the holding period for the Shares to be received in the Distribution will include the period during which the Manor Care Common Stock was held;

          (3) The tax basis of Manor Care Common Stock held by a Manor Care stockholder at the time of the Distribution will be allocated, based upon relative fair market values at the time of the Distribution, between such Manor Care Common Stock and the Shares received by the stockholder in the Distribution; and

          (4) No gain or loss will be recognized by Manor Care or the Company on the Distribution.

     Within 90 days after the Distribution, Manor Care will provide to Manor Care stockholders additional information regarding the allocation referred to in
(3) above.

     Internal Revenue Service rulings, while generally binding on the Internal Revenue Service, are subject to certain factual representations and assumptions. Manor Care is not aware of any material facts or circumstances which would cause such representations or assumptions to be untrue but there can be no assurance that such representations and assumptions will continue to be true after the Distribution Date. See "Risk Factors -- Certain Tax Considerations."

     THE FOREGOING IS ONLY A SUMMARY OF CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF THE DISTRIBUTION UNDER CURRENT LAW AND IS INTENDED FOR GENERAL INFORMATION ONLY. EACH STOCKHOLDER SHOULD CONSULT HIS OR HER TAX ADVISOR AS TO THE PARTICULAR CONSEQUENCES OF THE DISTRIBUTION TO SUCH STOCKHOLDER, INCLUDING THE APPLICATION OF STATE, LOCAL AND FOREIGN TAX LAWS, AND THE EFFECT OF POSSIBLE CHANGES IN TAX LAWS THAT MAY AFFECT THE TAX CONSEQUENCES DESCRIBED ABOVE.

CONDITIONS; TERMINATION

     The Distribution Agreement provides that the Distribution is subject to certain conditions, including final approval of the Manor Care Board of Directors. See "Relationship Between Manor Care and the Company After the Distribution -- Distribution Agreement." Even if all the conditions are satisfied, the Manor Care Board of Directors may, in its discretion, terminate, defer, modify or abandon the Distribution.

LISTING AND TRADING OF SHARES OF THE COMPANY'S COMMON STOCK

     The Shares have been approved for listing on the New York Stock Exchange (the "NYSE") under the symbol "CHH," subject to notice of issuance. As of the Distribution Date, the Company is expected to have approximately 3,196 holders of record of the Shares, based on the number of holders of record of Manor Care Common Stock on October 1, 1996.

     There is not currently a public market for the Shares. Prior to the Distribution, the Shares are expected to begin trading on a "when-issued" basis on a date to be determined by the NYSE. If the Distribution is not made, all such "when-issued" trading will be null and void. Prices at which the Shares may trade prior to the Distribution on a "when-issued" basis or after the Distribution cannot be predicted. The prices at which the Shares trade will be determined by the marketplace and may be influenced by many factors, including, among others, the depth and liquidity of the market for the Shares, investor perception of the Company and the industry in which its businesses participate, the Company's dividend policy and general economic and market conditions. See the description of the dividend policy of the Company under "Dividend Policy."

     The Shares distributed to Manor Care stockholders will be freely transferable, except for Shares received by persons who may be deemed to be "affiliates" of the Company under the Securities Act of 1933, as amended (the "Securities Act"). Persons who may be deemed to be affiliates of the Company after the Distribution generally include individuals or entities that control, are controlled by, or are under common control with the Company and may include certain officers and directors of the Company. Persons who are affiliates of the Company will be permitted to sell their Shares only pursuant to an effective registration statement under the Securities Act or an exemption from the registration requirements of the Securities Act, such as the exemption afforded by Section 4(1) of the Securities Act and Rule 144 promulgated thereunder.

                                  RISK FACTORS

RISKS OF THE LODGING INDUSTRY; COMPETITION

     General. Competition in the lodging business for hotel guests is based upon many factors, including rates, quality of accommodations, brand recognition, service levels, convenience and desirability of locations and general, regional and local economic conditions. During the 1980s, construction of lodging facilities in the United States resulted in an excess supply of available rooms. This oversupply had an adverse effect on occupancy levels and room rates, and therefore hotel values, in the industry in the early 1990s. Although the current outlook for the industry has improved, there can be no assurance that in the future the lodging industry, including the Company, its hotels and its franchisees, will not be adversely affected again by an oversupply of rooms or by (i) national and regional economic conditions, (ii) changes in travel patterns, gasoline prices and other costs of travel and demographics, (iii) natural disasters, (iv) seasonality of the hotel business,
(v) taxes and government regulations that influence or determine wages, prices, interest rates, refurbishment or improvement plans, construction procedures and operating costs and (vi) the availability of credit. Due in part to the strong correlation between the lodging industry's performance and economic conditions, the lodging industry is subject to cyclical changes in revenues and profits.

     Risks of Franchise Business. As a franchisor, the Company's products are its brand names and the support services it provides to its franchisees. Competition among national brand franchisors in the lodging industry to grow their franchise systems is intense. In addition, smaller chains pose some degree of competitive pressure in selected markets. The Company believes that competition for the sale of lodging franchises is based principally upon the perceived value and quality of the brand and services as well as the nature of those services offered to franchisees. The Company believes that prospective franchisees value a franchise based upon their view of the relationship of the costs imposed to the potential for increased revenue and profitability.

     The Company's franchising revenues vary directly with franchisees' gross room revenues, but are not directly dependent upon franchisees' profitability. The Company believes, however, that the perceived value of its brand names to prospective franchisees is in part a function of the success of its existing franchisees. The ability of the Company's franchisees to compete in the lodging industry is important to the Company's prospects because franchise fees are primarily based on franchisees' gross room revenues. The Company's franchisees are generally in intense competition with franchisees of other systems, independent properties and owner-operated chains.

     Risks of Developing, Acquiring and Owning Hotels. As an owner of hotels, the Company is subject to the risks of construction and operation of lodging facilities generally. Developing new hotels and acquiring hotels with repositioning potential subjects the Company to pre-opening, pre-stabilization and repositioning costs. As the Company opens additional Company-owned hotels, such costs may adversely affect the Company's results of operations. Newly opened hotels historically begin with lower occupancy and room rates that improve over time. While the Company has in the past successfully opened or repositioned new hotels, there can be no assurance that it will be able to continue to do so. Construction, acquisition and repositioning of hotels involve certain risks, including the possibility of construction cost overruns and delays, site acquisition cost and availability, uncertainties as to market potential, market deterioration after the acquisition or repositioning, possible unavailability of financing on favorable terms and the emergence of market competition from unanticipated sources. Although the Company seeks to manage its construction, acquisition and repositioning activities so as to minimize such risks, there can be no assurance that any such projects will perform in accordance with the Company's expectations.

     Hotel investments are relatively illiquid. Such illiquidity will tend to limit the ability of the Company to respond to changes in economic or other conditions. The Company's ownership of real property is substantial. Real estate values are sensitive to changes in local market and economic conditions and to fluctuations in the economy as a whole. In addition, the Company is subject to the general risks of fluctuation in the hotel real estate transaction market, which is impacted by variable prices and the availability of financing. There can be no assurance that the Company's development, acquisition, repositioning or disposition plans will not be adversely affected by changes in the real estate market.

     Risks of Hotel Management. The Company currently manages 85 hotel properties, including its 79 owned hotels and 6 properties managed under agreements with third parties. In connection with its monetization strategy, the Company expects to substantially increase the number of hotel properties managed pursuant to third party management agreements. Management agreements expire or are acquired, terminated or renegotiated in the ordinary course. There can be no assurance that such third party agreements will be on terms as favorable to the Company as existing intercompany agreements.

RISK OF GEOGRAPHIC CONCENTRATION

     A substantial portion of the Company's franchise and owned hotels are located in the southeastern United States. Such geographic concentration exposes the Company's operating results to events or conditions that specifically affect that region, such as economic, weather and other conditions. Adverse developments that specifically affect the southeastern United States may have a material adverse effect on the business, financial condition or results of operations of the Company.

ABILITY TO IMPLEMENT MONETIZATION STRATEGY

     The Company's strategy for its owned and managed operations is to monetize its capital investment in Company-owned hotels at values that reflect their improved operating performance. The Company is exploring a variety of transactions, including, among others, asset securitizations, sale/leasebacks, joint ventures with third parties, debt financings and asset divestitures. The Company intends to retain management and franchise agreements relating to these properties. The proceeds from these transactions will be used initially to repay amounts owed to Manor Care. See "Financing -- The Manor Care Loan Agreement." The Company currently intends to consummate any such transactions only if the Company is able to retain the management and franchise contracts for such hotels. Although transactions of the types being explored by the Company are common in the hotel industry, there can be no assurance that the Company will be able to successfully execute these plans. Furthermore, the Company's plan to retain management and franchise contracts for such hotels will make certain transactions more difficult to consummate. If the Company is not able to successfully implement its monetization strategy, the Company will be unable to reduce amounts owed to Manor Care as planned and will be required to obtain additional sources of financing to repay such amounts before they come due on November 1, 1999. There can be no assurance that the Company will be able to obtain such financing on favorable terms or in a timely manner.

UNAVAILABILITY OF MANOR CARE FINANCIAL RESOURCES

     Historically, adequate financial resources were available from Manor Care to meet operating and investment needs of the Company. Following the Distribution, the Company will no longer have access to Manor Care financial resources and will be required to obtain financing based on its own credit fundamentals as well as repay amounts owed to Manor Care. The Company will have access to its cash flow from operations, which previously was distributed up to Manor Care as part of Manor Care's internal cash management system. In addition, the Company expects to have access to a revolving credit facility and is currently negotiating the terms thereof with potential bank lenders. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources." There can be no assurance that the lack of access to Manor Care's financial resources will not adversely affect the Company's ability to obtain additional financing on favorable terms.

MARKET ACCEPTANCE OF NEW BRANDS AND PRODUCTS

     As part of its growth strategy, the Company is developing new brands, such as MainStay Suites(SM), an extended-stay lodging product, and new products, such as Choice Picks(SM), a customized modular food service system for hotels and other institutions. The Company has no operating history in either the extended-stay lodging market or the food court service business and there can be no assurance that either Main Stay Suites or Choice Picks will experience market acceptance or that the Company will be successful in franchising these or other new brands or products. Further, there can be no assurance that the capital investments made by the Company to develop these and other new brands or products will be recovered, or that such new brands or products will be profitable. As of May 31, 1996, the Company has invested approximately $4.3 million in developing and marketing MainStay Suites and Choice Picks, which includes $1.6 million to begin the construction of MainStay Suites. The failure to successfully franchise these and other new brands could have a material adverse effect on the business, financial condition and results of operations of the Company.

RELIANCE ON KEY PERSONNEL


     Upon completion of the Distribution, the ability of the Company to operate successfully will be dependent, in part, upon the continued services of certain of its employees, including Stewart Bainum, Jr., who will be the Chairman of the Company and the Chairman and Chief Executive Officer of Manor Care, Inc., William R. Floyd, who will be the chief executive officer of the Company, Donald
J. Landry, who will be the President of the Company, and James A. MacCutcheon, who will be the Executive Vice President, Chief Financial Officer and Treasurer of the Company. Mr. Bainum, Jr.'s employment agreement with the Company will be for a term of three years. Mr. Floyd's employment agreement with the Company and Choice Hotels International, Inc. will be for a term of five years from September 30, 1996. Mr. Landry's employment agreement with Choice Hotels International, Inc. extends through November 30, 1999. Mr. MacCutcheon's employment agreement with the Company and Choice Hotels International, Inc. will be for a term of five years. There can be no assurance that a suitable replacement for any of Mr. Bainum, Jr., Mr. Floyd, Mr. Landry or Mr. MacCutcheon could be found in the event of termination of any of their employment. Following the Distribution, Mr. Bainum, Jr. will devote approximately 25% of his professional time to the affairs of the Company.


SIGNIFICANT BAINUM FAMILY INTEREST

     Upon completion of the Distribution, Stewart Bainum, Stewart Bainum, Jr., and Barbara Bainum are expected to beneficially own approximately 19.9%, 19.4% and 2.9%, respectively, of the Company Common Stock, in each case including shares with respect to which voting power is shared with other individuals or entities. See "Security Ownership of Principal Stockholders and Management." In addition, Mr. Bainum, Mr. Bainum, Jr., and Ms. Bainum will be directors of the Company. As a result, the Bainum family may be in a position to significantly influence the affairs of the Company, including the election of directors.

POTENTIAL CONFLICTS WITH MANOR CARE


     The Company and Manor Care will share four common directors. Stewart Bainum serves as Vice Chairman and Stewart Bainum, Jr. serves as Chairman of the Board of Directors and Chief Executive Officer of both Manor Care and the Company. Mr. Bainum, Jr. will devote 75% of his time to Manor Care and 25% of his time to the Company. Mr. Bainum, Jr.'s employment by both companies and his consequent inability to devote 100% of his time to either company could create a conflict in the future. Certain officers and directors of Manor Care and the Company also own shares (and/or options or other rights to acquire shares) in both companies. In connection with the Distribution, the Company and Manor Care will enter into various contractual arrangements and the potential exists for disagreement in the future as to contract compliance. For a description of the Company's ongoing relationship with Manor Care, see "Relationship Between Manor Care and the Company After the Distribution."



FORWARD-LOOKING INFORMATION IS SUBJECT TO RISK AND UNCERTAINTY


     Certain statements contained in this Information Statement, including in the sections entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" contain "forward-looking" information (as defined in the U.S. Private Securities Litigation Reform Act of
1995) that involves risk and uncertainties, including (i) the Company's plans to monetize its capital investment in owned hotels, (ii) the Company's plans to expand its international franchise operations, (iii) the Company's plans to market new brands and products and (iv) the Company's plans to make selected strategic investments and acquisitions. Actual future results and trends may differ materially depending on a variety of factors discussed in this "Risk Factors" section and elsewhere in this Information Statement, including (a) the Company's success in implementing its business strategy, including its success in arranging financing where required,

(b) the nature and extent of future competition, and (c) political, economic and demographic developments in countries where the Company does business or in the future may do business.

CERTAIN TAX CONSIDERATIONS

     Manor Care has received a ruling from the Internal Revenue Service to the effect, among other things, that, for federal income tax purposes, the Distribution will qualify as a tax-free distribution, both to Manor Care's stockholders and to Manor Care. If the Company and Manor Care fail to comply with the representations and assumptions under which the ruling was issued, and as a result the Distribution is not treated as tax-free, the federal income tax liability of Manor Care would be significant. Pursuant to the Tax Sharing Agreement, the Company will assume liability for all taxes payable by the Company or by Manor Care in the event the Distribution is determined not to be tax-free for federal income tax purposes. Such liabilities could be substantial and could have a material adverse effect on the business, financial condition and results of operations of the Company. In addition, if the Distribution is not treated as tax-free for federal income tax purposes, each Manor Care stockholder that receives Choice Common Stock in the Distribution would be treated as having received a taxable dividend.

                        RELATIONSHIP BETWEEN MANOR CARE
                     AND THE COMPANY AFTER THE DISTRIBUTION

     For purposes of governing the ongoing relationships between Manor Care and the Company after the Distribution Date, and in order to provide for an orderly transfer of the Lodging Business to the Company and facilitate the transition to two separate publicly-traded companies, Manor Care and the Company have entered or will enter into various agreements setting forth the Company's and Manor Care's on-going responsibilities regarding various matters outlined below. The agreements summarized in this section are included as exhibits to the Company's Registration Statement on Form 10 of which this Information Statement is a part. The following summaries are qualified in their entirety by reference to such exhibits.

DISTRIBUTION AGREEMENT

     On or prior to the Distribution Date, the Company and Manor Care will enter into the Distribution Agreement which provides for, among other things, the principal corporate transactions required to effect the Distribution, the assumption by the Company of all liabilities relating to the Lodging Business (to the extent not covered by Manor Care's insurance) and the allocation between the Company and Manor Care of certain other liabilities, certain indemnification obligations of the Company and Manor Care and certain other agreements governing the relationship between the Company and Manor Care with respect to or in consequence of the Distribution. The Distribution Agreement provides that the Distribution is subject to the prior satisfaction of certain conditions including, among other things, the transfer of the Lodging Business to the Company, the execution of all ancillary agreements, certain of which are described below, to the Distribution Agreement and the formal approval of the Distribution by the Board of Directors of Manor Care.


     CROSS-INDEMNIFICATION. Subject to certain exceptions, the Company has agreed to indemnify Manor Care and its subsidiaries against any loss, liability or expense incurred or suffered by Manor Care or its subsidiaries arising out of or related to the failure by the Company to perform or otherwise discharge liabilities allocated to and assumed by the Company under the Distribution Agreement, and Manor Care has agreed to indemnify the Company against any loss, liability or expense incurred or suffered by the Company arising out of or related to the failure by Manor Care to perform or otherwise discharge the liabilities retained by Manor Care under the Distribution Agreement. The foregoing cross-indemnities do not apply to indemnification for tax claims and liabilities, which are addressed in the Tax Sharing Agreement described below. The Distribution Agreement also includes procedures for notice and payment of indemnification claims and provides that the indemnifying party may assume the defense of a claim or suit brought by a third party.



     INTERCOMPANY ADVANCES AND ACCOUNTS. The Distribution Agreement provides that on or prior to the Distribution Date the Company and a subsidiary of Manor Care will enter into a loan agreement pursuant to which the Company will repay to Manor Care over a three year period approximately $225.7 million in advances made by Manor Care to the Company prior to the Distribution Date. See "Financing -- The Manor Care Loan Agreement." All other intercompany loans or advances have been or will be contributed to the capital of the Company.


     CREDIT FACILITIES. The Distribution Agreement provides that, as a condition to the Distribution, on or prior to the Distribution Date, Manor Care will amend and restate its existing credit facility so as to release the Company and any subsidiaries engaged in the Lodging Business from any liability or obligation with respect thereto, and the Company will enter into a separate revolving credit facility. See "Financing -- Credit Facility."

     NON-COMPETE. The Distribution Agreement provides that until five years after the Distribution Date, Manor Care and its subsidiaries shall not compete with the lodging business of the Company, provided that Manor Care may engage in any line of business in which the Company is not engaged, as of the Distribution Date, including the operation of assisted living facilities, independent living facilities or any business similar thereto, and the Company shall not compete with the health care business or any such other business of Manor Care.

     GUARANTEES. The Distribution Agreement provides that Manor Care will continue to guarantee certain mortgages and other long term debt of the Company outstanding on the Distribution Date. The Company will pay Manor Care a guarantee fee equal to 2.0% per annum of the aggregate principal amount of such guaranteed obligations and other long term debt subject to such guarantees.

     EXPENSES. The Distribution Agreement provides that except as otherwise specifically provided, all costs and expenses incurred in connection with the preparation, execution, delivery and implementation of the Distribution Agreement and with the consummation of the transactions contemplated by the Distribution Agreement (including transfer taxes and the fees and expenses of all counsel, accountants and financial and other advisors) shall be paid by the party incurring such cost or expense. Notwithstanding the foregoing, the Company shall be obligated to pay the legal, filing, accounting, printing and other accountable and out-of-pocket expenditures in connection with the preparation, printing and filing of the Registration Statement on Form 10 and obtaining financing.

TAX SHARING AGREEMENT

     On or prior to the Distribution Date, the Company and Manor Care will enter into the Tax Sharing Agreement for purposes of allocating pre-Distribution tax liabilities among the Company and Manor Care and their respective subsidiaries. In general, Manor Care will be responsible for (i) filing consolidated federal income tax returns for the Manor Care affiliated group and combined or consolidated state tax returns for any group that includes a member of the Manor Care affiliated group, including in each case the Company and its subsidiaries for the periods of time that such companies were members of the applicable group and (ii) paying the taxes relating to such tax returns to the applicable taxing authorities. The Company will reimburse Manor Care for the portion of such taxes that relates to the Company and its subsidiaries, as determined based on their hypothetical separate company income tax liabilities. In addition, the Company will assume liability for all taxes payable by the Company or by Manor Care in the event the Distribution is determined not be tax free for federal income tax purposes. Manor Care and the Company have agreed to cooperate with each other, and to share information, in preparing such tax returns and in dealing with other tax matters.

EMPLOYEE BENEFITS ALLOCATION AGREEMENT

     On or prior to the Distribution Date, the Company and Manor Care will enter into an Employee Benefits and Other Employment Matters Allocation Agreement (the "Employee Benefits Allocation Agreement").


     The Employee Benefits Allocation Agreement provides for the allocation subsequent to the Distribution of employee benefits, as they relate to employees who remain employed by Manor Care or its subsidiaries ("Manor Care Employees") after the Distribution and employees who are employed by the Company after the Distribution ("Company Employees"). During the period beginning on the Distribution Date and ending on December 31, 1996, the Company shall pay to Manor Care, on a monthly basis, a payment equal to 2.1% of the payroll for all Company Employees. In consideration therefor, during such period, Manor Care will assume responsibility for all funding obligations and current plan year matching contributions attributable to certain retirement and savings plans specified in the Employee Benefits Allocation Agreement. During the same period, the Company will also pay to Manor Care a monthly fee for each Company Employee receiving services and benefits under a Manor Care medical plan. Manor Care shall be responsible for all liabilities and obligations related to claims incurred through December 31, 1996 in respect of Manor Care Employees and Company Employees (whether such claims are assessed before or after December 31, 1996) under any Manor Care welfare plan and, with respect to pre-tax medical and dependent care programs, will retain any funds remaining on January 1, 1997. Pursuant to the Employee Benefits Allocation Agreement, Manor Care will continue sponsorship of the various Manor Care profit sharing plans, retirement plans, stock plans and health and welfare plans with respect to Manor Care Employees. The Company will establish a number of plans which will allow the Company to provide to its employees substantially the same benefits currently provided to them as employees of Manor Care. With respect to each Manor Care profit sharing and retirement plan, Manor Care shall transfer to the Company, on or before January 1, 1997, an amount representing the present value of the full accrued benefit of all Company Employees who had earned a benefit under any such Manor Care plan. The Employee Benefits Allocation Agreement provides for cross-guarantees between the Company and Manor Care with respect to the payment of benefits under certain plans and for cross-indemnification with respect to pre-Distribution employment-related claims.


     The Employee Benefits Allocation Agreement also provides for the adjustment of outstanding stock options. Prior to the Distribution Date (i) each Manor Care Employee holding a nonqualified Manor Care stock option or an incentive stock option to purchase Manor Care Common Stock will receive for each such option a conversion award consisting of an option to purchase Manor Care Common Stock, with the number of shares that may be acquired and the option price adjusted pursuant to a formula designed to preserve the financial value of the options and (ii) each Company Employee holding a nonqualified Manor Care stock option or an incentive stock option to purchase Manor Care Common Stock will receive for each such option a conversion award consisting of an option to purchase Company Common Stock, with the number of shares that may be acquired and the option price adjusted pursuant to a formula designed to preserve the financial value of the options. Notwithstanding the foregoing, certain employees and non-employee directors of Manor Care who do not become members of the Board of Directors of the Company on the Distribution Date holding nonvested nonqualified options to acquire Manor Care Common Stock may make a one-time election with respect to such nonvested nonqualified options to (1) receive a conversion award that relates exclusively to nonvested nonqualified options to acquire Manor Care Common Stock, in the case of non-employee directors, or, in all other cases, the Company Common Stock by which he or she will be employed after the Distribution Date or (2) receive a conversion award with respect to which one-half relates nonvested nonqualified options to acquire Manor Care in the case of nonemployee directors or, in all other cases, the Company Common Stock by which he or she will be employed after the Distribution Date and one-half is proportionately allocated between nonvested nonqualified options to acquire Manor Care Common Stock and nonvested nonqualified options to acquire Company Common Stock based upon the relative trading values of such common stocks on the Distribution Date. Certain employees and non-employee directors of Manor Care who do not become members of the Board of Directors of the Company on the Distribution Date holding vested nonqualified options to acquire Manor Care Common Stock may make a one-time election to specify the manner in which such vested nonqualified stock options shall be allocated between a conversion award relating to vested nonqualified stock options to acquire Manor Care Common Stock and vested nonqualified stock options to acquire Company Common Stock.


LEASE AGREEMENTS

     On or prior to the Distribution Date, the Company and Manor Care will enter into a lease agreement with respect to the building complex (the "Complex") in Silver Spring, Maryland at which the Company's principal executive offices are located (the "Silver Spring Lease"). Pursuant to the Silver Spring Lease, the Company will lease from Manor Care for a period of 30 months certain office space (approximately 30% of the Complex initially, with provisions to allow the Company to use additional square footage as needed) at a monthly rental rate equal to one-twelfth of the operating expenses (as defined therein) of the Complex net of third party rental income paid to Manor Care by other tenants of the Complex, less a pro rata portion of the operating expenses attributable to the space occupied by Manor Care (initially approximately 29% of the Complex). At the beginning of each fiscal year following the Distribution Date, Manor Care's occupancy percentage will be redetermined. Operating expenses include all of the costs associated with operating and maintaining the Complex including, without limitation, supplies and materials used to maintain the Complex, wages and salaries of employees who operate the Complex, insurance for the Complex, costs of repairs and capital improvements to the Complex, the fees of the property manager (which may be Manor Care), costs and expenses associated with leasing space at the Complex and renovating space rented to tenants, costs of environmental inspection, testing or cleanup, principal and interest payable on indebtedness secured by mortgages against the Complex, or any portion thereof, and charges for utilities, taxes and facilities services. On or prior to the Distribution Date, the Company and Manor Care will also enter into (i) a sublease agreement with respect to certain office space in Gaithersburg, Maryland pursuant to which the Company will be obligated to rent from Manor Care, on terms similar to the Silver Spring Lease, certain additional space as such space becomes available during the 30 month period following the Distribution Date and (ii) a sublease agreement with respect to the Comfort Inn N.W., Pikesville, Maryland, pursuant to which the Company will sublease the property from Manor Care on the same terms and conditions that govern Manor Care's rights and interests under the lease relating to such property.

OTHER AGREEMENTS

     On or prior to the Distribution Date, the Company and Manor Care will enter into certain other agreements that will, as of 12:00 midnight on the Distribution Date, fix the respective responsibilities of Manor Care and the Company regarding the following: the provision by Manor Care of certain corporate services (including administrative, accounting, systems and, for a fixed annual fee of $1.0 million, certain consulting services), the transfer to the Company of certain intellectual property rights, the availability to the Company of certain aircraft owned by Manor Care, the provision by Manor Care of certain risk management services, the procurement by Manor Care of certain products and supplies used in the Lodging Business, and other miscellaneous matters. None of these agreements extends for a period greater than 30 months from the Distribution Date and they are not, either alone or in the aggregate, expected to materially affect the Company or its results of operations.

                                   FINANCING

THE MANOR CARE LOAN AGREEMENT


     It is expected that on or prior to the Distribution Date, the Company and a subsidiary of Manor Care will enter into a loan agreement (the "Loan Agreement"), which shall govern the repayment by the Company of an aggregate of $225.7 million previously advanced to the Company by Manor Care. The Loan Agreement will contain a number of covenants that will, among other things, restrict the ability of the Company and its subsidiaries to make certain investments, incur debt, change its line of business, dispose of assets, create liens, enter into transactions with affiliates and otherwise restrict certain corporate activities. The Loan Agreement will also restrict the Company's ability to pay dividends. In addition, the Loan Agreement will contain, among other financial covenants, requirements that the Company maintain specified financial ratios, including minimum net worth, maximum leverage and minimum interest coverage. Interest on the amount of the loan will be payable semiannually at a rate of 9% per annum. The loan will mature on November 1, 1999 and may be prepaid in whole or in part, together with accrued interest, without penalty, at the option of the Company. The Company will be required to prepay the loan with the proceeds from the monetization of Company-owned hotels.


CREDIT FACILITY


     The Company currently is negotiating a commitment from a bank lender pursuant to which such lender, together with other financial institutions, will, from and after the Distribution Date, provide the Company with a revolving credit facility in an aggregate principal amount of $100.0 million (the "Credit Facility"). The Credit Facility will have a maturity of three years, subject to extension, at the request of the Company, for up to two additional periods of one year each. Depending on the type of loan requested by the Company, interest on the loans will accrue at a rate based on LIBOR, certificate of deposit rates, prime rates or federal funds rates. A portion of the Credit Facility not in excess of $25.0 million shall be available for the issuance of letters of credit. Upon consummation of the Distribution, approximately $50.0 million will be drawn by the Company and used to refinance an equivalent amount borrowed by the Lodging Business under Manor Care's credit facility. The remaining availability under the Credit Facility will be used for working capital and general corporate purposes.



     The Credit Facility will contain a number of covenants that will, among other things, restrict the ability of the Company and its subsidiaries to make certain investments, incur debt, change its line of business, dispose of assets, create liens, enter into transactions with affiliates and otherwise restrict certain corporate activities. In addition, the Credit Facility will contain, among other financial covenants, requirements that the Company maintain specified financial ratios, including minimum net worth, maximum leverage and minimum interest coverage, which covenants may impact the ability of the Company to pay dividends.

                                 CAPITALIZATION

     The following table sets forth the unaudited combined capitalization of the Company as of August 31, 1996. This data should be read in conjunction with the Company's financial statements and the notes thereto that are included elsewhere in this Information Statement.

                                                                         AUGUST 31, 1996
                                                                         ---------------
                                                                         (IN THOUSANDS)
                                                                           (UNAUDITED)
        Debt (including current portion)
          Mortgage loans and other long term debt....................       $  69,405
          Notes payable to Parent....................................         225,723
                                                                             --------
                  Total debt.........................................         295,128
        Equity.......................................................         170,261
                                                                             --------
                  Total capitalization...............................       $ 465,389
                                                                             ========

                                DIVIDEND POLICY

     It is currently contemplated that following the Distribution, the Company will not pay cash dividends on the Shares. The payment of dividends, if any, in the future will be a business decision to be made at the discretion of the Board of Directors of the Company from time to time based on the Company's earnings and financial position and such other considerations as the Board of Directors of the Company considers relevant. In addition, the Loan Agreement will restrict the Company's ability to pay dividends and the Credit Facility will contain certain financial covenants which may impact the ability of the Company to pay dividends. See "Financing."

                       SELECTED HISTORICAL FINANCIAL DATA

     The following selected combined financial data of the Company and its subsidiaries should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Combined Financial Statements and related notes included elsewhere herein. The income statement and balance sheet data for the fiscal years ended May 31, 1993, 1994, 1995 and 1996 are derived from the audited combined financial statements of the Company. The balance sheet data at August 31, 1995 and August 31, 1996, the income statement data for the three months ended August 31, 1995 and August 31, 1996 and the data for the fiscal year ended May 31, 1992 are derived from unaudited combined financial statements of the Company that, in the opinion of the Company, reflect all adjustments, consisting of normal recurring adjustments, necessary to present fairly the information set forth below. The interim results for the three months ended August 31, 1996 are not necessarily indicative of results for the entire 1997 fiscal year.

                                                                                                           THREE MONTHS ENDED
                                                               YEAR ENDED MAY 31,                              AUGUST 31,
                                           -----------------------------------------------------------    --------------------
                                              1992          1993        1994        1995        1996        1995        1996
                                           -----------    --------    --------    --------    --------    --------    --------
                                           (UNAUDITED)           (IN THOUSANDS)                               (UNAUDITED)
STATEMENT OF INCOME DATA
Revenues
  Franchise..............................   $ 125,347     $137,346    $165,581    $188,021    $219,164    $ 60,299    $ 69,727
  Hotel operations.......................      34,878       41,361      74,183     114,514     155,709      39,081      49,653
                                             --------     --------    --------    --------    --------    --------    --------
        Total revenues...................     160,225      178,707     239,764     302,535     374,873      99,380     119,380
                                             --------     --------    --------    --------    --------    --------    --------
Operating expenses
  Franchise marketing....................      33,772       37,567      45,373      45,510      49,658      13,707      15,291
  Franchise reservations.................      23,261       22,941      26,685      28,738      35,677       9,164      11,876
  Hotel operations.......................      20,432       35,255      60,062      84,711     106,120      25,170      31,153
  Selling, general and administrative
    expenses.............................      45,949       44,745      57,081      69,676      83,267      20,935      22,356
  Depreciation and amortization..........      12,924       14,605      17,521      21,841      26,026       6,040       6,940
  Provision for asset impairment and
    restructuring........................          --           --          --          --      33,335(a)       --          --
                                             --------     --------    --------    --------    --------    --------    --------
        Total operating expenses.........     136,338      155,113     206,722     250,476     334,083      75,016      87,616
                                             --------     --------    --------    --------    --------    --------    --------
Income before other expenses and income
  taxes..................................      23,887       23,594      33,042      52,059      40,790      24,364      31,764
                                             --------     --------    --------    --------    --------    --------    --------
Other expenses
  Interest expense on notes payable to
    Parent...............................          --        7,083      10,665      15,492      19,673       4,612       5,079
  Minority interest......................       1,004          900       1,476       2,200       1,532         383          --
  Other interest and other
    expenses, net........................       1,441        2,177       3,223       4,412       3,727         797         788
                                             --------     --------    --------    --------    --------    --------    --------
        Total other expenses.............       2,445       10,160      15,364      22,104      24,932       5,792       5,867
                                             --------     --------    --------    --------    --------    --------    --------
Income before income taxes...............      21,442       13,434      17,678      29,955      15,858      18,572      25,897
Income taxes.............................       8,660        5,780       8,019      13,144       7,400       7,658      10,500
                                             --------     --------    --------    --------    --------    --------    --------
Net income...............................   $  12,782     $  7,654    $  9,659    $ 16,811    $  8,458    $ 10,914    $ 15,397
                                             ========     ========    ========    ========    ========    ========    ========
BALANCE SHEET DATA
Total assets.............................   $ 194,078     $250,371    $303,158    $391,475    $491,304    $410,660    $512,206
Notes payable to Parent..................          --     $ 78,700    $147,061    $198,522    $225,723    $206,898    $225,723
Total debt...............................   $  20,902     $129,670    $200,875    $251,191    $294,861    $257,868    $295,128
Total liabilities........................   $  50,313     $159,624    $247,950    $325,646    $343,745    $295,192    $341,945
Total investments and advances from
  Parent.................................   $ 143,765     $ 90,747    $ 55,208    $ 65,829    $147,559    $115,468    $170,261

---------------

(a) The Company recorded a charge of $28.1 million for impairment of long-lived assets associated primarily with the Company's European operations. Additionally, the Company recorded a charge of $5.2 million related to certain restructuring costs, including severance and employee benefit plan restructuring costs, directly associated with the Distribution.

                            PRO FORMA FINANCIAL DATA


     The following unaudited pro forma combined statements of income of the Company give effect to (i) the Distribution and related transactions and (ii) the acquisition by the Company of an aggregate of 16 hotels during fiscal year 1996 (the "1996 Acquisitions"), as if the Distribution and related transactions and the 1996 Acquisitions had occurred on June 1, 1995. The pro forma financial data are provided for information purposes only and do not purport to be indicative of the results that actually would have been obtained if the Distribution and related transactions and the 1996 Acquisitions had been effected on the dates indicated or of those results that may be obtained in the future. The pro forma combined statements of income are based on preliminary estimates. The actual recording of the transactions will be based on actual costs. Accordingly, the actual recording of the Distribution and related transactions and the 1996 Acquisitions can be expected to differ from these pro forma financial statements. No pro forma balance sheet is presented as there were no pro forma adjustments to the historical balance sheet.


                     PRO FORMA COMBINED STATEMENT OF INCOME
                        FOR THE YEAR ENDED MAY 31, 1996

                                                             DISTRIBUTION     ACQUISITIONS
                                               HISTORICAL   ADJUSTMENTS(A)   ADJUSTMENTS(B)     PRO FORMA
                                               ----------   --------------   --------------     ---------
                                                         (IN THOUSANDS, EXCEPT PER SHARE DATA)
Revenues
  Franchise..................................   $ 219,164                                       $ 219,164
  Hotel operations...........................     155,709                       $ 12,946          168,655
                                                 --------                       --------         --------
          Total revenues.....................     374,873                         12,946          387,819
                                                 --------                       --------         --------
Operating expenses
  Franchise marketing........................      49,658                                          49,658
  Franchise reservations.....................      35,677                                          35,677
  Hotel operations...........................     106,120                          9,676          115,796
  Selling, general and administrative
     expenses................................      83,267      $  4,100(c)
                                                                     90(d)           324           87,781
  Depreciation and amortization..............      26,026                          1,688           27,714
  Provision for asset impairment and
     restructuring...........................      33,335                                          33,335
                                                 --------       -------         --------         --------
          Total operating expenses...........     334,083         4,190           11,688          349,961
                                                 --------       -------         --------         --------
Income before other expenses and income
  taxes......................................      40,790        (4,190)           1,258           37,858
                                                 --------       -------         --------         --------
Other expenses
  Interest expense on notes payable to
     Parent..................................      19,673                            666           20,339
  Minority interest..........................       1,532        (1,532)(e)                            --
  Other interest and other expenses..........       3,727                                           3,727
                                                 --------       -------         --------         --------
          Total other expenses...............      24,932        (1,532)             666           24,066
                                                 --------       -------         --------         --------
Income before income taxes...................      15,858        (2,658)             592           13,792
Income taxes.................................       7,400        (1,249)(f)          278            6,429
                                                 --------       -------         --------         --------
Net income...................................   $   8,458      $ (1,409)        $    314        $   7,363
                                                 ========       =======         ========         ========
Net income per share.........................                                                   $    0.12(g)
                                                                                                 ========

---------------

(a) Reflects the effect of the Distribution and related transactions.

(b) Reflects the incremental impact of the 1996 Acquisitions.

(c) Reflects the net additional costs associated with staffing of accounting, finance, cash management, risk management, human resources and legal personnel, directors' costs, incremental rental costs and the payment of certain consulting fees to Manor Care.

(d) Reflects the estimated annual cost of the guarantee fee to be paid to Manor Care.

(e) Reflects the elimination of minority interest associated with the purchase of minority equity.

(f) Reflects tax benefits at the Company's effective tax rate of 47% related to deduction of incremental costs per notes (c), (d) and (e).

(g) Pro forma income per share is computed by dividing pro forma net income by the pro forma weighted average number of outstanding common shares, aggregating 62.6 million in fiscal year 1996. The pro forma weighted average number of outstanding common shares is based on Manor Care's weighted average number of outstanding common shares at May 31, 1996.

                     PRO FORMA COMBINED STATEMENT OF INCOME
                   FOR THE THREE MONTHS ENDED AUGUST 31, 1996

                                                                          DISTRIBUTION
                                                            HISTORICAL   ADJUSTMENTS(A)     PRO FORMA
                                                            ----------   --------------     ---------
                                                              (IN THOUSANDS, EXCEPT PER SHARE DATA)
Revenues
  Franchise...............................................   $  69,727                      $  69,727
  Hotel operations........................................      49,653                         49,653
                                                              --------                       --------
          Total revenues..................................     119,380                        119,380
                                                              --------                       --------
Operating expenses
  Franchise marketing.....................................      15,291                         15,291
  Franchise reservations..................................      11,876                         11,876
  Hotel operations........................................      31,153                         31,153
  Selling, general and administrative expenses............      22,356      $     23(b)        22,379
  Depreciation and amortization...........................       6,940                          6,940
                                                              --------       -------         --------
          Total operating expenses........................      87,616            23           87,639
                                                              --------       -------         --------
Income before other expenses and income taxes.............      31,764           (23)          31,741
                                                              --------       -------         --------
Other expenses
  Interest expense on notes payable to Parent.............       5,079                          5,079
  Other interest and other expenses.......................         788                            788
                                                              --------       -------         --------
          Total other expenses............................       5,867            --            5,867
                                                              --------       -------         --------
Income before income taxes................................      25,897           (23)          25,874
Income taxes..............................................      10,500            (9)(c)       10,491
                                                              --------       -------         --------
Net income................................................   $  15,397      $    (14)       $  15,383
                                                              ========       =======         ========
Net income per share......................................                                  $    0.24(d)
                                                                                             ========

---------------

(a) Reflects the effect of the Distribution and related transactions.

(b) Reflects one quarter of the estimated annual cost of the guarantee fee to be paid to Manor Care.

(c) Reflects tax benefits at the Company's effective tax rate of 41% related to deduction of incremental costs per note (b).

(d) Pro forma income per share is computed by dividing pro forma net income by the pro forma weighted average number of outstanding common shares, aggregating 63.0 million in the three months ended August 31, 1996. The pro forma weighted average number of outstanding common shares is based on Manor Care's weighted average number of outstanding common shares at August 31, 1996.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     On March 7, 1996, Manor Care announced the Distribution and, on September 30, 1996, the Board of Directors of Manor Care declared a dividend to effect the Distribution and set the Record Date and the Distribution Date. The Distribution will separate the lodging and healthcare businesses of Manor Care into two public corporations. As a result of the announced Distribution, Manor Care's historical financial statements have been restated to report the Lodging Business as discontinued operations. Included herein are the historical results of operations of the Lodging Business for the years ended May 31, 1996, 1995, and 1994 and the quarters ended August 31, 1996 and 1995, as if it had been a separate entity for all periods presented. Upon completion of the Distribution, the operations of the Company will consist principally of the hotel franchise operations and the owned and managed hotel operations formerly conducted by Manor Care directly or through Manor Care's subsidiaries. The Distribution will result in the division of certain of Manor Care's existing corporate functions between the two resulting entities. Historically, Manor Care allocated to its operating units all corporate overhead expenses specifically identified with such units' operations. These allocations will be discontinued after the Distribution and responsibility for these support functions will be assumed by the Company. The Company will establish its own accounting, finance, cash management, risk management, human resources and legal departments separate from Manor Care's. Accordingly, selling, general and administrative expenses in the historical financial statements may not be indicative of such costs in the future. In addition, the Lodging Business' historical operating results do not reflect any estimated incremental costs expected to be incurred by the Company to support its operations as a stand-alone entity after the Distribution. See "Pro Forma Financial Data."

     The principal factors that affect the Company's results are: growth in the number of hotels; occupancies and room rates achieved by the Company's brands; the number and relative mix of owned, managed and franchised hotels; and the Company's ability to manage costs. The number of rooms at franchised properties and occupancies and room rates significantly affect the Company's results because franchise royalty fees are based upon room revenues at franchised hotels. Increases in franchise and management fee revenues have a disproportionate impact on the Company's operating margin due to the lower incremental costs associated with these revenues.

COMPARISON OF RESULTS FOR THE QUARTERS ENDING AUGUST 31, 1995 AND 1996

     Net income was $15.4 million for the quarter ended August 31, 1996, an increase of $4.5 million, or 41.1%, compared to the same period of the prior fiscal year.

     Revenues for the quarter ended August 31, 1996 increased $20.0 million, or 20.1%, to $119.4 million compared to the quarter ended August 31, 1995. Operating expenses for the quarter ended August 31, 1996 increased $12.6 million, or 16.8%, to $87.6 million, resulting in a $7.4 million, or 30.4%, increase in operating profits.

     Franchise revenues for the quarter ended August 31, 1996 increased $9.4 million, or 15.6%, when compared to the same period of the prior fiscal year. Franchise revenues include base royalty fees, marketing fund assessments, fees charged for utilization of the Company's centralized hotel reservation system and product sales made to franchisees through the Company's group purchasing program for franchisees. Except for product sales, fees and assessments are generally calculated based on a percentage of the franchise hotels total revenues and reservation call volume. The increase in franchise revenues was largely the result of fees generated from franchisees and product sales to franchisees. The increase in franchise fees was attributable to increases in domestic royalties of $2.8 million, reservation fees of $630,000, and marketing fees of $580,000. Revenues from franchise hotels increased as a result of increases in the number of franchise hotels, increased average daily room rates at franchise hotels and average actual royalty rates charged to franchisees. The Company's domestic franchise hotels increased by 231 properties, or 9.8%, to 2,582 properties at August 31, 1996, from 2,351 properties at August 31, 1995. Average daily room rates of domestic franchise hotels increased by approximately 4.6% for the quarter ended August 31, 1996 compared to the same period of the prior fiscal year. Increased rates at the domestic franchise hotels resulted from both general strengthening in lodging industry fundamentals and national and local marketing efforts provided by the Company to franchisees. Average occupancies at domestic franchise hotels were 75.0% and 76.3% for the quarters ended August 31, 1996 and August 31, 1995, respectively. In addition, the average actual royalty rate of domestic franchise hotels increased to 3.5% for the quarter ended August 31, 1996 compared to 3.4% for the same period of the prior fiscal year. Franchise revenues increased $3.4 million as a result of additional sales made to franchisees through the Company's group purchasing program. The remaining portion of the increase for the period relates to European operations and other international revenues.

     Revenues from hotel operations for the quarter ended August 31, 1996 increased $10.6 million, or 27.1%, compared to the same period of the prior fiscal year. The increase in revenue was principally achieved through the acquisition and development of 17 operating hotels containing over 2,102 rooms since August 31, 1995. Additionally, revenue improvements resulted from increases in overall occupancies and in overall average daily room rates. Overall average occupancies increased to 76.0% for the quarter ended August 31, 1996 compared to 74.2% for the quarter ended August 31, 1995, while overall average daily room rates increased by 4.3% for the quarter ended August 31, 1995 compared to the same period of the prior fiscal year. These occupancy and rate increases were the result of marketing efforts in both new and existing markets as well as a general strengthening of lodging industry fundamentals. An increase of $1.0 million in food and beverage sales also contributed to the revenue growth.

     Franchise marketing expenses increased 11.6% for the quarter ended August 31, 1996 compared to the same period of the prior fiscal year, principally due to general increases in advertising costs. These increases were offset by corresponding increases in marketing fees charged to the Company's franchise hotels.

     Franchise reservation expenses increased 29.6% for the quarter ended August 31, 1996 compared to the same period of the prior fiscal year. The increase in reservation expenses relates primarily to growth in labor costs stemming from increased services provided to the Company's franchisees and their customers. Call volume related to reservation sales for franchise hotels was 6.6 million and 6.3 million for the quarters ended August 31, 1996 and 1995, respectively. The increase in expenses was partially offset by a 5.0% increase in reservation fees charged to the Company's franchise hotels.

     Hotel operating expenses increased 23.8% for the quarter ended August 31, 1996 compared to the quarter ended August 31, 1995, principally due to the addition of hotels. Approximately 12.2% of the increase is due to increased food and beverage costs. Hotel operating margins increased to 37.3% for the quarter ended August 31, 1996 from 35.6% for the quarter ended August 31, 1995, as marketing efforts enhanced occupancies in the newly renovated and repositioned acquired hotels.

     Selling, general and administrative expenses increased $1.4 million, or 6.8%, for the quarter ended August 31, 1996 compared to the same period last year. As a percent of total revenues, selling, general and administrative expenses decreased from 21.1% for the quarter ended August 31, 1995 to 18.7% for the quarter ended August 31, 1996. Selling, general and administrative expenses include the cost of product sales to franchisees made through the Company's group purchasing program for franchisees. Increases in selling, general and administrative expenses resulted in part from higher cost of sales on increased product sales volume. Cost of product sales were $7.5 million and $4.3 million for the quarters ended August 31, 1996 and 1995, respectively. Additional general and administrative costs associated with the Company's acquired domestic properties also contributed to the increase. Finally, selling, general and administrative expenses increased as a result of costs associated with increased corporate staffing in contemplation of the Distribution.

     Depreciation and amortization expense increased 14.9% for the quarter ended August 31, 1996 compared to the same period last year. Increases were principally due to acquisition, development and renovation of the 16 hotels acquired from September 1, 1994 through August 31, 1995. Renovations for hotels were generally completed in twelve months, at which time they became subject to full depreciation. Depreciation expense is charged from the date renovation is completed.

     Interest expense on notes payable to Parent increased $0.5 million, or 10.1%, for the quarter ended August 31, 1996 compared to the same period of the prior fiscal year.

COMPARISON OF FISCAL YEAR RESULTS

     Net income was $8.5 million for fiscal year 1996, a decrease of $8.4 million, or 49.7%, compared to fiscal year 1995. In fiscal year 1995, net income increased $7.2 million, or 74.0%, compared to fiscal year 1994. Net income in fiscal year 1996 includes a charge of $33.3 million relating to asset impairment and restructuring charges.

     Revenues increased $72.3 million, or 23.9%, to $374.9 million in fiscal year 1996, while operating expenses increased $83.6 million, or 33.4%, to $334.1 million, resulting in an $11.3 million, or 21.7%, decrease in operating profits. This compares to an increase of $62.8 million, or 26.2%, in revenues for fiscal year 1995 and an increase of $43.8 million, or 21.2%, in expenses for fiscal year 1995.

     The Company's franchise revenues for fiscal years 1996, 1995 and 1994 increased $31.1 million, or 16.6%, $22.4 million, or 13.6%, and $28.2 million, or 20.5%, respectively. Franchise revenues include base royalty fees, marketing fund assessments, fees charged for utilization of the Company's centralized hotel reservation system and product sales made to franchisees through the Company's group purchasing program for franchisees. Except for product sales, fees and assessments are generally calculated based on a percentage of the franchised hotels total revenues and reservation call volume. The increases in franchise revenues were principally the result of fees generated from franchisees and product sales to franchisees. In fiscal year 1996, increases in franchise fees were primarily attributable to increases in domestic royalties of $10.6 million, increases in reservation fees of $7.5 million and increases in marketing fees of $4.5 million. In fiscal year 1995, increases in franchise fees were primarily attributable to increases in domestic royalties of $9.1 million, reservation fees of $3.0 million and marketing fees of $1.1 million. In fiscal year 1994, increases in franchise fees were primarily attributable to increases in domestic royalties of $6.3 million, reservation fees of $4.6 million and marketing fees of $6.3 million. Revenues at franchise hotels increased as a result of increased average daily room rates and average actual royalty rates. Average daily room rates of domestic franchise hotels increased by approximately 5.0% for fiscal year 1996 and 3.3% for fiscal year 1995. Average actual royalty rates of domestic franchise hotels were 3.5%, 3.2% and 3.1% in fiscal 1996, 1995 and 1994, respectively. Increased daily room rates of the domestic franchise hotels resulted from both general strengthening in lodging industry fundamentals and national and local marketing efforts provided by the Company to franchisees. Average occupancies remained constant at 63.8% in fiscal year 1996 and 1995. In fiscal year 1994, average occupancies were 62.2%. Franchise revenues increased $7.2 million, $2.1 million and $5.1 million in fiscal years 1996, 1995 and 1994, respectively, as a result of sales made to franchisees through the Company's group purchasing program. The remaining portion of the increase for each fiscal year relates to European operations and other international revenues.

     The Company's hotel operations revenues for fiscal years 1996, 1995 and 1994 increased $41.2 million, or 36.0%, $40.3 million, or 54.4%, and $32.8 million, or 79.2%, respectively. The increases in revenue were principally the result of additional room capacity achieved through hotel acquisitions completed during fiscal years 1993 through 1996. During this period, the Company purchased a total of 52 hotels containing over 7,485 rooms. Overall average occupancies were 64.8% in fiscal year 1996 compared to 64.1% in fiscal year 1995 and 60.4% in fiscal year 1994. Overall average daily room rates increased 8.0% from fiscal year 1995 to fiscal year 1996 and 5.0% from fiscal year 1994 to fiscal year 1995. These occupancy and rate increases were the result of marketing efforts in both new and existing markets as well as a general strengthening of lodging industry fundamentals. Increases in food and beverage sales of $3.2 million and $3.1 million in fiscal years 1996 and 1995, respectively, also contributed to revenue growth.

     Franchise marketing expenses increased 9.1% from fiscal year 1995 to fiscal year 1996 and remained flat from fiscal year 1994 to fiscal year 1995. These increases in expenses were offset by corresponding increases in marketing fees charged to the Company's franchise hotels.

     Franchise reservation expenses increased 24.2% and 7.7% in fiscal years 1996 and 1995 from the prior fiscal years, respectively. Increases in reservation expenses relate primarily to growth in labor costs (approximately 36% of the increase) and systems maintenance costs (approximately 36% of the increase) stemming from increased reservation services provided to the Company's franchisees and their customers. Call volume related to reservation sales for franchised hotels was 18.1 million, 16.6 million and 15.0 million for fiscal years 1996, 1995 and 1994, respectively. These increases in expenses were offset by corresponding increases in reservation fees charged to the Company's franchise hotels.

     Hotel operating expenses increased 25.3% and 41.0% for fiscal years 1996 and 1995, respectively, of which approximately 3.0%, and 4.0%, respectively, related to food and beverage costs. Increases in hotel operating expenses resulted, principally from the addition of hotels. Hotel operating margins increased to 31.9% in fiscal year 1996 from 26.0% in fiscal year 1995 and 19% in fiscal year 1994, as marketing efforts enhanced occupancies in the newly renovated and repositioned acquired hotels.

     Selling, general and administrative expenses increased $13.6 million, or 19.5%, for fiscal year 1996 and $12.6 million, or 22.1%, for fiscal year 1995 compared to the prior years. As a percent of total revenues, selling, general and administrative expenses declined to 22.2% in fiscal year 1996 from 23.0% in fiscal year 1995 and 23.8% in fiscal year 1994. Selling, general and administrative expenses include the cost of product sales to franchisees made through the Company's group purchasing program for franchisees. Increases in selling, general and administrative expenses principally resulted from higher cost of sales on increased product sales volume. Cost of product sales was $20.7 million, $13.9 million and $12.0 million for fiscal years 1996, 1995 and 1994, respectively. The remaining increases in selling, general and administrative expenses were due primarily to additional general and administrative costs associated with the Company's acquired domestic properties and growth in the Company's European lodging business. Management expects that, after the Distribution, selling, general and administrative expenses will increase due to additional costs associated with staffing of accounting, finance, cash management, risk management, human resources and legal personnel, directors' costs, incremental rental costs and the payment of certain consulting fees to Manor Care. Management currently estimates a net increase of approximately $4.1 million per year.

     In fiscal year 1996, the Company recorded a charge against earnings of $33.3 million relating to impairment of certain long-lived assets and restructuring costs. The most significant components of the charge related to impairment of assets associated with the Company's European operations and certain restructuring costs, including severance and employee benefit plan restructuring costs, directly associated with the Distribution. During fiscal year 1996, in connection with the Company's equity investment in Friendly Hotels, PLC, the Company restructured its European operations to focus more specifically on selected geographic markets. The Company performed a review of its European operations and determined that certain assets associated with these operations were impaired. These assets relate primarily to European properties opened or acquired in fiscal years 1993 and 1994. The Company's experience shows that newly opened or acquired properties require up to three years to reach stabilized operating levels. Operating results at the affected properties have not improved as expected over the three year period. The amount of the impairment charge was measured in accordance with the Company's policy. See the Combined Financial Statements and related notes included elsewhere herein.

     Depreciation and amortization expense increased 19.2% in fiscal year 1996 to $26.0 million. In fiscal year 1995, depreciation and amortization expense increased 24.7%. Increases were due to acquisitions and renovation of the 52 hotels acquired from fiscal years 1993 through 1996.

     Interest expense on notes payable to Parent increased 27.0% in fiscal year 1996 and 45.3% in fiscal year 1995. Other interest expense and other expenses decreased 15.5% in fiscal year 1996 and increased 36.9% in fiscal year 1995. The decrease in other interest expense in fiscal year 1996 related to the payoff of a third party financed mortgage on a hotel property, as well as regularly scheduled principal reductions on other third party financing. The increases from fiscal year 1994 to fiscal year 1995 were principally due to borrowings to finance the acquisition of the 36 acquired hotels and the acquisition of the Resthotel Primevere hotel chain. The majority of Resthotel Primevere's operations are franchise related and located within France.

LIQUIDITY AND CAPITAL RESOURCES

     As of August 31, 1996 and May 31, 1996, Notes payable to Parent by the Company totaling $225.7 million were outstanding. The notes are due three years from the Distribution Date. Interest is charged at an annual rate of 9% on the indebtedness. The notes payable to Parent are expected to be repaid with the proceeds from the planned monetization of the Company's owned hotels or third party financing. Historically, all cash received by the Company has been deposited in or combined with Manor Care's corporate funds as part of Manor Care's cash management system. Following the Distribution, the Company will maintain its own cash balances and will implement an internal cash management system. In addition, the Company expects to have access to a revolving credit facility and is currently negotiating the terms thereof with potential bank lenders. See "Financing -- Credit Facility." Management believes cash flows from operations, third party financing sources and the proceeds from the planned monetization of the Company's owned hotels will be adequate to support on-going operations and meet debt service requirements for the foreseeable future. If the Company is unable to successfully implement its monetization strategy with respect to Company-owned hotels, the Company will need to secure additional sources of financing to repay the Loan Agreement on November 1, 1999. Net cash provided by operating activities for the quarter ended August 31, 1996 was $14.4 million, compared to $1.4 million used in operating activities during the same period of the prior fiscal year. Improved cash flow resulted primarily from increased net income during the first quarter of fiscal year 1997 and the use of cash to significantly reduce other liabilities during the first quarter of fiscal year 1996. Net cash provided by operating activities for fiscal year 1996 was $54.7 million, an increase of 14.3% from the prior fiscal year. Net cash provided by operating activities for fiscal year 1995 was $47.9 million, an increase of 7.5% from the prior fiscal year.

     The Company's working capital ratio at August 31, 1996 and May 31, 1996 was
1.0 and 0.8, respectively. The Company attempts to minimize its investment in net current assets. Historically, the Company has been assured adequate financing through Manor Care to meet seasonal fluctuations in working capital requirements. Subsequent to the Distribution, the Company will utilize its revolving credit facility to meet seasonal fluctuations in working capital requirements.

     Investment in property and equipment includes routine capital expenditures for renovation and maintenance of the Company's owned hotels, as well as new developments and enhancements of reservations and finance systems relating to franchise operations. During the quarter ended August 31, 1996, Manor Care transferred to the Company one property with a book value of $4.9 million. During the fiscal year ended May 31, 1996, the Company purchased 16 operating hotels for $49.6 million.

     The Company plans capital expenditures for development of Sleep Inns and MainStay Suites of $34.0 million and $68.6 million in fiscal years 1997 and 1998, respectively. These amounts include expected capital expenditures for the construction of 10 Sleep Inns and 12 MainStay Suites over the next two fiscal years. Planned capital expenditures for routine renovation and maintenance of existing properties are $14.7 million and $16.3 million for fiscal years 1997 and 1998, respectively. Additionally, the Company plans capital expenditures of approximately $8.0 million over the next two fiscal years for significant system enhancements. Future capital expenditures will be financed with cash flow from operations, proceeds from the monetization of the Company's owned hotels or third party financing.

     Long term debt and notes payable to Parent totaled $294.4 million at August 31, 1996 compared to $294.2 million at May 31, 1996. Notes payable to Parent totaling $225.7 million are to be repaid over a three year period from the Distribution Date.

IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

     The Company is required to adopt SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," no later than fiscal year 1997. The Company's current policy is to regularly review the recoverability of the net carrying value of its long-lived assets and make adjustments accordingly. The adoption of SFAS No. 121 is not expected to have a material impact on the Company's financial statements.

     The Company is required to adopt SFAS No. 123, "Accounting for Stock-Based Compensation," no later than fiscal year 1997. Management expects to adopt SFAS No. 123 utilizing the method which provides for disclosure of the impact of stock-based compensation grants.

                                    BUSINESS

GENERAL

     The Company is a leading international hotel franchisor and a major owner and manager of hotel properties. Both franchise and owned and managed hotel properties principally operate under one of the Company's brand names: Comfort, Quality, Clarion, Sleep, Rodeway, and Econo Lodge. In addition, the Company recently introduced a new brand, MainStay Suites. For the nine months ended May 31, 1996, hotel franchising contributed 58.5% of the Company's revenues and 73.0% of the Company's gross profits, while hotel ownership and management contributed the remaining 41.5% of revenues and 27.0% of gross profits. The Company's franchise operations and owned and managed hotel operations have experienced significant growth in revenues and profitability over the last few years. The Company's compound annual growth rate since fiscal year 1991 was 20.1% for revenues and 21.8% for net income before unusual items. For the fiscal year ended May 31, 1996 total revenues and net income were $374.9 million and $8.5 million, respectively. Excluding unusual items net income for fiscal year 1996 was $28.6 million. For the quarter ended August 31, 1996, total revenues and net income were $119.4 million and $15.4 million, respectively.

     FRANCHISE OPERATIONS The Company is one of the world's largest franchisors of hotels with 3,052 properties open and operating in 30 countries at May 31, 1996. At May 31, 1996, another 716 franchise properties with a total of 63,785 rooms were under development. As a franchisor, the Company licences hotel operators to use the Company's brand names and provides to these hotel operators products and services designed to increase their revenues and profitability. Key products and services provided include nationally recognized marketing and advertising programs, access to a reservation system that delivers business to the franchisees' hotels, access to innovative products and services developed by the Company and other support services such as training programs, purchasing discounts, operating manuals, quality standards and inspections. In return for the use of the Company's brand names and access to the Company's products and services, franchisees pay to the Company fees that are generally based on a percentage of the franchise hotels' gross room revenues.

     OWNED AND MANAGED OPERATIONS In addition to acting as franchisor, the Company owns and manages hotels. At May 31, 1996, the Company owned and managed, under its six principal brand names, 79 hotels in 25 states, as well as in Germany, France and England. To take advantage of a recovering lodging industry, the Company over the past few years has pursued a strategy of acquiring domestic hotel properties at prices below their replacement cost and increasing their value through the investment of capital to improve the physical site and the installation of professional management and marketing teams to operate the renovated properties. Since June 1992, the Company has spent approximately $242.7 million to buy and renovate 52 hotel properties. The Company's strategy for its owned and managed operations is to monetize its capital investment in Company-owned hotels at values that reflect their improved operating performance. The Company is exploring a variety of transactions including, among others, asset securitization, sale/leasebacks, joint ventures with third parties, debt financing and asset divestitures. The Company intends to retain management and franchise agreements relating to these properties.

THE LODGING INDUSTRY

     As of June 1996, there are approximately 3.3 million hotel rooms in the United States in hotels/motels containing twenty or more rooms. Of those rooms, approximately 1.2 million rooms are not affiliated with a national or regional brand, while the remaining approximately 2.1 million rooms are affiliated with a brand either through franchise or the ownership/management of a national or regional chain.

     During the late 1980s, the industry added approximately 500,000 hotel rooms to its inventory due largely to a favorable hotel lending environment, the ability of hotel operators to regularly increase room rates and the deductibility of passive tax losses, which encouraged hotel development. As a result, the lodging industry saw an oversupply of rooms and a decrease in industry performance.

     The lodging industry in recent years has demonstrated a recovery, based on year-to-year increases in room revenues, occupancy rates, revenue per available room ("RevPAR"), and lodging industry profitability. RevPAR is calculated by multiplying the percentage of occupied rooms by the average daily room rate charged. Since 1993, the lodging industry has been able to increase its average daily rate ("ADR") at a pace faster than the increase in the Consumer Price Index ("CPI"), a common measure of inflation published by the US Department of Labor. Smith Travel Research's estimates indicate that occupancy rates in 1996 will increase to 66.4% from 65.5% in 1995, in part because of increases in room demand attributable to the 1996 Summer Olympics, the 1996 national political campaigns and conventions, and a continued improvement in the national economy. The following chart demonstrates the recent trends:

               THE US LODGING INDUSTRY'S GROWTH TRENDS SINCE 1991

                INCREASE IN                 AVERAGE
                   ROOM                      DAILY      INCREASE      INCREASE     REVENUE PER
                  REVENUE                   (ROOM)       IN ADR        IN CPI       AVAILABLE                        NEW
                  VERSUS       OCCUPANCY     RATES       VERSUS        VERSUS         ROOM           PROFITS        ROOMS
     YEAR       PRIOR YEAR       RATES       (ADR)     PRIOR YEAR    PRIOR YEAR     (REVPAR)      (IN BILLIONS)     ADDED
--------------  -----------    ---------    -------    ----------    ----------    -----------    -------------    --------
1992..........      N/A           62.1%     $59.65         N/A           2.9%        $ 37.04      break-even         34,000
1993..........      6.3%          63.1%     $61.30         2.8%          2.7%        $ 38.68      $2.4               38,000
1994..........      8.6%          64.7%     $64.24         4.8%          2.7%        $ 41.56      $5.5               44,000
1995..........      7.9%          65.5%     $67.34         4.8%          2.9%        $ 44.11      $8.5               56,000
1996*.........      N/A           66.4%     $71.00         5.4%          2.9%        $ 46.68      N/A              60,000 -
                                                                                                                     70,000

---------------
Source: Smith Travel Research

* Estimated

     The Company believes the lodging industry can be divided into three categories: luxury or upscale, middle-market and economy. The Company believes the luxury category generally has room rates above $70 per night, the middle-market category generally has room rates between $46 and $70 per night and the economy category generally has room rates less than $46 per night.

     Service is a distinguishing characteristic in the lodging industry. Generally there are three levels of service: full-service hotels (which offer food and beverage services, meeting rooms, room service and similar guest services); limited-service hotels (which offer amenities such as swimming pools, continental breakfast, or similar services); and all-suites hotels (which usually have limited public areas, but offer guests two rooms or one room with distinct areas, and which may or may not offer food and beverage services).

     The Company's Econo Lodge, Rodeway and Sleep brands compete primarily in the limited-service economy market; the Company's Comfort and Quality brands compete primarily in the limited-service middle-market; the Company's Clarion brand competes primarily in the full-service upscale market; and the Company's MainStay Suites brand will compete primarily in the all-suites middle-market.

     New hotels opened in recent years typically have been limited service hotels, as limited-service hotels are less costly to develop, enjoy higher gross margins, and tend to have better access to financing. These hotels typically operate in the economy and middle-market categories and are located in suburban or highway locations. From 1993 to 1996, the average room count in new hotels declined from 123 to 80, primarily because hotel developers found it difficult to obtain financing of more than $3 million from their primary lending sources (local banks and Small Business Administration guaranteed loan programs).

     In recent years, operators of hotels not owned or managed by major lodging companies have increasingly joined national hotel franchise chains as a means of remaining competitive with hotels owned by or affiliated with national lodging companies. Because hotels typically operate with high fixed costs, increases in revenues generated by affiliation with a franchise lodging chain can improve a hotel's financial performance. Of approximately 933 hotel properties that changed their affiliation in 1995, 77% converted from independent status to affiliation with a chain or converted from one chain to another, while only 23% canceled or were required to cancel their chain affiliation. The share of US hotel rooms affiliated with a chain was approximately 63% in 1995.

     The shift to chain membership has been most pronounced among hotels in the same categories as the Company, i.e., the economy and middle-market categories. In 1995, 53% of all conversions to a chain from independent status or from another chain were in the economy category, 37% were in the middle-market category, and 10% were in the upscale category. Often by affiliating with a middle-market or economy brand, a hotel operator can reposition the hotel property in the price category best suited to its market.

     The large franchise chains, including the Company, provide a number of services to hotel operators to improve the financial performance of their properties, including national reservation systems, marketing and advertising programs and direct sales programs. The Company believes that national franchise chains with a larger number of hotels enjoy greater brand awareness among potential guests than those with fewer numbers of hotels, and that greater brand awareness can increase the desirability of a hotel to its potential guests.

     The Company believes that hotel operators choose lodging franchisors based primarily on the perceived value and quality of each franchisor's brand and its services, and the extent to which affiliation with that franchisor may increase the franchisee's reservations and profits.

FRANCHISE BUSINESS

     ECONOMICS OF FRANCHISE BUSINESS

     The fee and cost structure of the Company's franchise business provides significant opportunities for the Company to increase profits by increasing the number of franchised properties. Hotel franchisors such as the Company derive substantially all of their revenue from annual franchise fees. Franchise fees are comprised of an initial fee and ongoing royalty and marketing and reservation fees charged by the franchisor as a percentage of the franchisee's gross room revenues. The royalty portion of the franchise fee is intended to cover the operating expenses of the franchisor, such as expenses incurred in quality assurance, administrative support and other franchise services and to provide the franchisor with operating profits. The marketing and reservation portion of the franchise fee is intended to reimburse the franchisor for the expenses associated with providing such franchise services as the central reservation system and national marketing and media advertising.

     Much of the variable costs associated with the Company's activities are reimbursed by the franchisees through the marketing and reservation fees. The Company's existing base of franchises more than covers the fixed cost of the business at its current level so that the variable costs of overhead -- in such areas as quality assurance, franchise services and administration, finance and legal -- represent the bulk of incremental costs associated with the addition of franchisees. Because the variable overhead costs associated with incremental franchise system growth are substantially less than the incremental royalty fees, the Company is able to capture a significant portion of these incremental royalty fees as operating profit.

     STRATEGY

     The Company's franchise strategy is based on expanding its franchise system by providing hotel operators with products and services that increase their revenues and profitability, capitalizing on its franchising and marketing expertise through joint marketing programs with preferred vendors and engaging in strategic acquisitions in the lodging, travel-related and other franchise industries. Key components of the Company's franchise strategy include:

     - GROWTH OF THE COMPANY'S DOMESTIC FRANCHISE SYSTEM. The Company's existing franchisees form a pool of potential buyers and builders of new hotels that may affiliate with one of the Company's brands. Approximately 50% of new franchises sold by the Company in fiscal year 1996 were sold to existing franchisees. The Company believes that its focus on improving the revenues and profitability of its franchisees will allow it to retain these current franchisees and attract new franchisees. During the ten fiscal years ended May 31, 1996, the number of properties in the Company's domestic franchise system increased through acquisition and internal growth to 2,495 properties with 214,613 rooms, from 599 properties with 69,187 rooms. The Company believes that its operating structure and the services it provides to its franchisees will enable the Company to attract new hotels to its franchise system. The following are the principal components of the Company's franchising system and services:

         RESERVATION SYSTEM -- The Company maintains a reservations system that delivers customers to franchisees and produces incremental revenues for both franchisees and the Company.

         ADVERTISING CAMPAIGNS -- The Company promotes its brand awareness through nationally recognized advertising campaigns including the long running "celebrity in a suitcase" campaign.

         PRODUCTS AND SERVICES -- The Company provides its franchisees with access to the Company's products and services. Many of these products and services are tested and developed by the Company in its owned hotels before being adapted to the franchise system. For example, the Company's franchised hotels may offer customized rooms designed to meet the needs of niche markets, such as senior citizens and business travelers. The Company also offers its franchisees innovative food delivery concepts such as Choice Picks food court and K-Minus(SM) Banqueting Kitchens.

         APPROACH TO FRANCHISING -- The Company's franchising system structure and internal performance measures have been developed to appeal to current and potential franchisees.

         -- Territorial Protection. Competition from same-brand franchisees within a specific geographic area is limited in order to protect the investments of current and potential franchisees.

         -- Brand Segmentation. The Company is able to meet the needs of current and potential franchisees across a wide range of market segments by maintaining an array of distinct brands, each with its own marketing and operating strategy. In addition, the Company plans to continue to develop new brands to target high-growth segments of the lodging industry. Brand segmentation enables the Company to franchise multiple properties -- each under a different franchise brand -- in a given geographic area.

         -- RevPAR Focus. Revenue per available room per day, or RevPAR, is calculated by multiplying the percentage of occupied rooms by the average daily room rate charged. The Company believes that franchisees view RevPAR as the single most important measure of the operational success of their properties. Accordingly, the Company has adopted overall systemwide RevPAR improvement as the key internal measure of performance for the Company and its management in order to better align the goals and objectives of the Company with those of its customers.

     - INCREASES IN AVERAGE ACTUAL ROYALTY RATES. The Company's average actual royalty rate is determined by analyzing the revenues and royalty rates of individual properties. Each property's royalty rates vary based upon the brand and the age of the contract (with newer contracts generally having higher royalty rates). The Company has increased its average actual royalty rate each year since 1992, and the Company expects to continue to increase its average actual royalty rate as franchise agreements with low royalty fees expire, terminate or are amended.

     - STRATEGIC DEVELOPMENT OF THE INTERNATIONAL FRANCHISE SYSTEM. During the ten fiscal years ended May 31, 1996, the number of properties in the Company's international franchise system increased to 557 properties with 46,843 rooms, from 46 properties with 4,505 rooms. The Company anticipates further development in its existing international markets in order to increase the number of Choice hotels and to allow for more efficient use of existing financial, marketing and human resources. In other parts of the world, the Company intends to expand in gateway cities which attract international travelers who are familiar with the Company's hotel brands. International development of the Company's brands may be structured in a variety of ways, including development by the Company directly, by master franchisees or by joint ventures.

     - EXPANSION OF PREFERRED VENDOR PROGRAMS. The Company believes there is significant opportunity to leverage its size and marketing expertise by entering into joint marketing arrangements with national and multinational companies that want to gain exposure to the millions of guests who patronize the Company's franchise hotels each year. In the past, these arrangements have added to the Company's and franchisees' revenues and profits by attracting business to its franchise hotels. The Company has also sought to structure these arrangements to include direct payments to the Company from preferred vendors who wish to capitalize on the Company's marketing reach. Firms that have entered into marketing arrangements with the Company on such terms include AT&T, Pizza Hut, Nortel (formerly Northern Telecom), Alamo Rent-A-Car and CUC Travel.

     - PURSUIT OF SELECTED STRATEGIC INVESTMENTS AND ACQUISITIONS. The Company intends to pursue strategic investments and acquisitions, both in the United States and abroad, of lodging, travel-related and other franchise businesses. The Company believes that such opportunities are significant and that the Company has financial capability sufficient to pursue such opportunities.

     FRANCHISE SYSTEM

     The Company's franchise hotels principally operate under one of the Company's brand names: Comfort, Quality, Clarion, Sleep, Rodeway and Econo Lodge. The following table presents key statistics relative to the Company's domestic franchise system over the three fiscal years ended May 31, 1996.

                       COMBINED DOMESTIC FRANCHISE SYSTEM

                                                            AS OF OR FOR THE YEAR ENDED MAY
                                                                          31,
                                                            -------------------------------
                                                             1994        1995        1996
                                                            -------     -------     -------
    Number of properties, end of period.................      2,283       2,311       2,495
    Number of rooms, end of period......................    203,019     200,792     214,613
    Average royalty rate................................        3.1%        3.2%        3.5%
    Average occupancy percentage........................       62.2%       63.8%       63.8%
    Average daily (room) rate (ADR).....................    $ 45.63     $ 47.13     $ 49.49
    RevPAR*.............................................    $ 28.40     $ 30.08     $ 31.60
    Royalty fees ($000s)................................    $62,590     $71,665     $82,239

---------------

* The Company's RevPAR figure for each fiscal year is an average of the RevPAR calculated for each month in the fiscal year. The Company calculates RevPAR each month based on information actually reported by franchisees on a timely basis to the Company. In contrast, Smith Travel Research's monthly RevPAR calculations are periodically updated to reflect information reported after the Company's deadline for the receipt of monthly information. Smith Travel Research's RevPAR calculations also reflect information reported by franchisees directly to Smith Travel Research but not to the Company and Smith Travel Research's estimates of RevPAR for properties that did not report to either the Company or Smith Travel Research at all or for the whole period. Smith Travel Research's calculations of the Company's domestic RevPAR for fiscal years 1994, 1995 and 1996 were $28.87, $30.56 and $32.30, respectively.

     No master franchisee or other franchisee accounted for 10% or more of the Company's total revenues or revenues related to franchise operations during the last three fiscal years.

     BRAND POSITIONING

     The Company's hotels are primarily limited-service hotels (offering amenities such as swimming pools and continental breakfast) or limited-to-full service (offering amenities such as food and beverage services, meeting rooms and room service). The following chart summarizes how the Company's brands are positioned in the marketplace.

                                      LOGO

     COMFORT. Comfort Inns and Comfort Suites hotels offer rooms in the limited-service, middle market category. Comfort Inns and Comfort Suites are targeted to traditional businesses and leisure travelers. Principal competitor brands include Days Inn, Fairfield Inn, Hampton Inn, Holiday Express and LaQuinta. At May 31, 1996, there were 1,340 Comfort Inn properties and 87 Comfort Suite properties with a total of 106,179 and 7,493 rooms, respectively, open and operating worldwide. An additional 198 Comfort Inn properties and 88 Comfort Suite properties with a total of 18,561 and 7,223 rooms, respectively, were under development.

     Comfort properties are located in the United States and in Australia, the Bahamas, Belgium, Canada, France, Germany, India, Indonesia, Ireland, Italy, Jamaica, Japan, Mexico, Norway, Portugal, Sweden, Switzerland, Thailand, the United Kingdom and Uruguay. The following chart summarizes the Comfort system in the United States:

                            COMFORT DOMESTIC SYSTEM

                                                            AS OF OR FOR THE YEAR ENDED MAY
                                                                          31,
                                                            -------------------------------
                                                             1994        1995        1996
                                                            -------     -------     -------
    Number of properties, end of period.................        935       1,015       1,129
    Number of rooms, end of period......................     82,479      87,551      94,160
    Royalty fees ($000s)................................    $31,187     $37,635     $44,657

     QUALITY. Certain Quality Inns and Quality Suites hotels compete in the limited service, middle market category while others compete in the full service, middle market category. Quality Inns and Quality Suites are targeted to traditional business and leisure travelers. Principal competitor brands include Best Western, Holiday Inn, Howard Johnson, Ramada Inn and Days Inn. At May 31, 1996, there were 553 Quality Inn properties with a total of 65,693 rooms, and 22 Quality Suites properties with a total of 3,377 rooms open worldwide. An additional 110 Quality Inn properties and 5 Quality Suites properties with a total of 12,382 rooms and 324 rooms, respectively, were under development.

     Quality properties are located in the United States and in Argentina, Australia, Belgium, Canada, Chile, Denmark, France, Germany, India, Indonesia, Ireland, Italy, Jamaica, Japan, Mexico, New Zealand, Norway, Portugal, Puerto Rico, Russia, Spain, Thailand, the United Kingdom and the United Arab Emirates.

     The following chart summarizes the Quality system in the United States:

                            QUALITY DOMESTIC SYSTEM

                                                            AS OF OR FOR THE YEAR ENDED MAY
                                                                          31,
                                                            -------------------------------
                                                             1994        1995        1996
                                                            -------     -------     -------
    Number of properties, end of period...................      358         341         362
    Number of rooms, end of period........................   45,032      43,281      45,967
    Royalty fees ($000s)..................................  $14,890     $15,632     $16,606

     ECONO LODGE. Econo Lodge hotels operate in the limited-service, economy category of the lodging industry. Econo Lodges are targeted to the senior travel market and rely to a large extent on strong roadside name recognition. Principal competitor brands include Days Inn, Ho-Jo Inn, Motel 6, Ramada Limited, Red Carpet Inn, Red Roof Inn, Super 8 and Travelodge.

     At May 31, 1996, there were 658 Econo Lodge properties with a total of 43,545 rooms open and operating in the United States and Canada, and an additional 110 properties with a total of 7,863 rooms under development in those two countries. The following chart summarizes the Econo Lodge system in the United States:

                          ECONO LODGE DOMESTIC SYSTEM

                                                            AS OF OR FOR THE YEAR ENDED MAY
                                                                          31,
                                                            -------------------------------
                                                             1994        1995        1996
                                                            -------     -------     -------
    Number of properties, end of period...................      677         633         641
    Number of rooms, end of period........................   46,570      42,801      42,726
    Royalty fees ($000s)..................................  $11,231     $12,021     $12,760

     CLARION. Clarion Inns, Clarion Hotels, Clarion Resorts and Clarion Suites hotels are full-service properties which operate in the upscale category. Clarion hotels are targeted to traditional business and leisure travelers. Principal competitor brands include Holiday Inn, Holiday Select, Crowne Plaza, Four Points by Sheraton, Radisson, Courtyard by Marriott and Doubletree.

     At May 31, 1996, there were 94 Clarion properties with a total of 15,504 rooms open and operating worldwide and an additional 24 properties with a total of 3,783 rooms under development. The properties are located in the United States, and in Anguilla, the Bahamas, Canada, the Cayman Islands, Dominica, France, Germany, Guatemala, Honduras, Indonesia, Ireland, Japan, Mexico, Russia, Thailand and Uruguay. The following chart summarizes the Clarion system in the United States:

                            CLARION DOMESTIC SYSTEM

                                                               AS OF OR FOR THE YEAR ENDED
                                                                         MAY 31,
                                                              -----------------------------
                                                               1994       1995       1996
                                                              ------     ------     -------
    Number of properties, end of period.....................      65         63          75
    Number of rooms, end of period..........................  12,211     10,420      12,817
    Royalty fees ($000s)....................................  $2,735     $2,995      $3,602

     RODEWAY. The Rodeway brand competes in the limited-service, economy category and is targeted to the senior travel market. Principal competitor brands include Ho-Jo Inn, Ramada Limited, Red Roof Inn, Budgetel, Shoney's Inn, Super 8 and Motel 6. At May 31, 1996, there were 209 Rodeway Inn properties with a total of 13,098 rooms, open and operating in the United States and Canada, and an additional 41 properties with a total of 2,955 rooms under development in those two countries. The following chart summarizes the Rodeway system in the United States:

                           RODEWAY DOMESTIC SYSTEM(1)

                                                            AS OF OR FOR THE YEAR ENDED MAY
                                                                          31,
                                                            -------------------------------
                                                             1994        1995        1996
                                                            ------      ------      -------
    Number of properties, end of period...................     214         208          201
    Number of rooms, end of period........................  13,806      13,067       12,547
    Royalty fees ($000s)..................................  $1,941      $2,302       $2,506

     --------------------
     (1) Includes data pertaining to the Friendship Inn(R) system, which is being combined with the Rodeway Inn system.

     SLEEP. Established in 1988, Sleep Inn is a new-construction hotel brand in the limited-service, economy category. Sleep Inns are targeted to the traditional business and leisure traveler. Principal competitor brands include Days Inn, Fairfield Inn, Holiday Express, LaQuinta Inn, Ho-Jo Inn and Ramada Inn.

     At May 31, 1996, there were 89 Sleep Inn properties with a total of 6,567 rooms open and operating worldwide. An additional 139 properties with a total of 10,614 rooms were under development. The properties are located in the United States, Canada and the Cayman Islands. The following chart summarizes the Sleep system in the United States:

                             SLEEP DOMESTIC SYSTEM

                                                               AS OF OR FOR THE YEAR ENDED
                                                                         MAY 31,
                                                              -----------------------------
                                                               1994       1995        1996
                                                              ------     ------      ------
    Number of properties, end of period.....................      34         51          87
    Number of rooms, end of period..........................   2,921      3,672       6,396
    Royalty fees ($000s)....................................    $605     $1,080      $2,108

     MAINSTAY SUITES. MainStay Suites, the Company's newest hotel brand, is a middle market, extended-stay lodging product targeted to travelers who book hotel rooms for five or more consecutive nights. The first MainStay Suites hotel, which the Company will own and manage, is scheduled to open in Plano, Texas, in October 1996.

     The MainStay Suites brand is designed to fill the gap between existing upscale and economy extended-stay lodging products. Principal competitors for the brand will include Doubletree's new Candlewood hotels, Marriott's new middle market extended stay concept, TownPlace Suites, as well as competition from all-suite hotel properties and traditional extended stay operators in both the upscale market (Residence Inn, Homewood Suites, Hawthorne Suites and Summerfield Suites) and the economy market (Extended Stay America, Studio Plus and Oakwood).

     INTERNATIONAL FRANCHISE OPERATIONS

     The Company's international franchise operations have traditionally been operated as a division separate from its domestic franchise operations. In some cases international master franchisees are not required to separately report royalty results by brand, making brand results on a worldwide basis unavailable. In the past fiscal year, the Company entered into arrangements to enter eight new international markets. At May 31, 1996, Choice had 557 franchise hotels open in 29 countries outside the United States. The following table illustrates the growth of the Company's international franchise system over the three fiscal years ended May 31, 1996:

                    COMBINED INTERNATIONAL FRANCHISE SYSTEM

                                                                AS OF OR FOR THE YEAR ENDED
                                                                          MAY 31,
                                                                ----------------------------
                                                                  1994      1995      1996
                                                                --------  --------  --------
    Number of properties, end of period.......................       430       524       557
    Number of rooms, end of period............................    36,725    44,877    46,843
    Royalty fees ($000s)......................................  $  1,201  $  1,547  $    945

          EUROPE. Choice is the second-largest international franchised hotel chain in Europe, with 278 hotels open in 13 countries at May 31, 1996. In a move to realign and streamline its European operations, the Company, through its subsidiary, Manor Care Hotels (France) S.A., recently consummated a transaction with Friendly Hotels, PLC ("Friendly") whereby the Company purchased an equity interest for approximately $17 million in Friendly to finance the development of ten new Comfort Inn or Quality Inn hotels in the United Kingdom and Ireland. Additionally, Friendly purchased from the Company a master franchise for the United Kingdom and Ireland. The Company closed its London office as a result of the transaction. The Company's French and German operations are being consolidated into the Company's Paris, France office, which directly operates the Company's business in most of Europe. There are also master franchise arrangements in Scandinavia and Italy.

          THE MIDDLE EAST. In August 1995, the Company signed a master franchise for Israel. The Company opened its first franchised property in Dubai, United Arab Emirates, in December 1995. At May 31, 1996, this was the only property open in this region.

          ASIA/PACIFIC. During fiscal year 1996, Company franchisees opened seven hotels in Australia, two in New Zealand, two in India, two in Thailand and four in Indonesia, bringing the total number of properties open in the Asia/Pacific region at May 31, 1996 to 61.

          CARIBBEAN. The Company's master franchisee had 6 properties open in three Caribbean countries at May 31, 1996.

          CENTRAL AND SOUTH AMERICA. The Company recently signed master franchise agreements covering Brazil, Uruguay, Paraguay and Argentina. The Company also has master franchisees operating in Guatemala, Chile and Mexico. In total there were 19 open properties in this region at May 31, 1996.

          CANADA. Choice Hotels Canada (a joint venture with Journey's End Corporation of Belleville, Ontario, Canada ("Journey's End")) is Canada's largest lodging organization with 192 properties open at May 31, 1996. The joint venture, owned 50% by the Company and 50% by Journey's End, was formed in 1993 when Journey's End converted substantially all of its controlled hotels to the Company's brands and the Company contributed its operations in Canada to form Choice Hotels Canada.

     FRANCHISE SALES

     The Company markets franchises principally to: (i) developers of hotels,
(ii) owners of independent hotels and motels, (iii) owners of hotels affiliated with other franchisors' brands, (iv) its own franchisees, who may own, buy or build other hotels which can be converted to the Company's brands, and (iv) contractors who construct any of the foregoing. In fiscal year 1996, existing franchisees accounted for approximately one-half of the Company's new franchise agreements. In considering hotels for conversion to one of the Company's brands, or sites for development of new hotels, the Company seeks properties in locations which are in close proximity to major highways, airports, tourist attractions and business centers that attract travelers.

     At May 31, 1996, the Company employed approximately 40 sales directors, each of whom is responsible for a particular region or geographic area. The Company intends to increase its number of regional sales directors in the current fiscal year. Sales directors contact potential franchisees directly and receive compensation based on sales generated. Franchise sales efforts emphasize the benefits of affiliating with one of the Company's well-known brand names, the Company's commitment to improving RevPAR, the Company's "celebrity in a suitcase" television advertising campaign (formerly used for the entire Choice family of brands and now used principally for its three largest brands, Comfort, Quality and Econo Lodge), the Company's reservation system, the Company's training and support systems, and the Company's history of growth and profitability. Because it offers brands covering a broad spectrum of the lodging marketplace, the Company is able to offer each prospective franchisee a brand that fits its needs, lessening the chances that the prospective franchisee would need to consider a competing franchise system.

     During fiscal year 1996, the Company received 794 franchise applications, approved 681 applications, signed 413 franchise agreements and placed 282 new properties into operation in the United States under the Company's brands. Of those placed into operation, 123 were newly constructed hotels. By comparison, during fiscal year 1995, the Company received 741 franchise applications, approved 578 applications, signed 341 franchise agreements and had 212 new US properties come on line. Applications may not result in signed franchise agreements either because an applicant is unable to obtain financing or because the Company and the applicant are unable to agree on the financial terms of the franchise agreement.

     Because retention of existing franchisees is important to the Company's growth strategy, existing franchisees are offered the right to object to a same-brand property within 15 miles, and are protected from the opening of a same-brand property within a specific distance, generally two to five miles, depending upon the size of the property and the market size. The Company believes that it is the only major franchise company to routinely offer such territorial protection to its franchisees.

     FRANCHISE AGREEMENTS

     A franchise agreement grants a franchisee the right to non-exclusive use of the Company's franchise system in the operation of a single hotel at a specified location, typically for a period of twenty (20) years, with certain rights to the franchisee to terminate after 10 or 15 years. When the responsibility for development is sold to a master franchisee, that party has the responsibility to sell to local franchisees the Company's brands and the master franchisee generally must manage the delivery of necessary services (such as quality assurance, reservations and marketing) to support the franchised hotels in the master franchise area. The master franchisee collects the fees paid by the local franchisee and remits an agreed share to the Company. Master franchise agreements generally have a term of at least 10 years.

     Franchise agreements, other than master franchise agreements, can be terminated by either party prior to the conclusion of their term under certain circumstances, such as at certain anniversaries of the agreement or if a franchisee fails to bring properties into compliance with contractual quality standards within specified periods of time. Early termination options give the Company flexibility in eliminating or re-branding properties which become weak performers for reasons other than contractual failure by the franchisee. Master franchise agreements typically contain provisions permitting the Company to terminate the agreement for failure to meet a specified development schedule.

     Franchise fees vary among the Company's different brands, but generally are competitive with or slightly below the industry average within their market group. Franchise fees usually have four components: an initial, one-time affiliation fee; a royalty fee; a marketing fee; and a reservation fee. Proceeds from the marketing fee and reservation fee are used exclusively to fund marketing programs and the Company's central reservation system, respectively. Most marketing fees support brand-specific marketing programs, although the Company occasionally contributes a portion of such fees to marketing programs designed to support all of the Company's brands. Royalty fees and affiliation fees are the principal source of profits for the Company.

     Under the terms of the standard franchise agreements, the Company's franchisees are typically required to pay the following initial fees and on-going fees as a percentage of gross room revenues:

                              QUOTED FEES BY BRAND

                            INITIAL FEE        ON-GOING FEES AS A PERCENTAGE OF GROSS ROOM REVENUES
                             PER ROOM/       ---------------------------------------------------------
            BRAND             MINIMUM        ROYALTY FEES       MARKETING FEES        RESERVATION FEES
    ----------------------  ------------     ------------     -------------------     ----------------
    Comfort Inn...........  $300/$40,000          5.0%        1.3%, plus $.28 per           1.75%
                                                              room per day
    Comfort Suites........  $300/$50,000          5.0%        1.3%, plus $.28 per           1.75%
                                                              room per day
    Quality Inn...........  $300/$40,000          4.0%        1.3%, plus $.28 per           1.75%
                                                              room per day
    Quality Suites........  $300/$50,000          4.0%        1.3%, plus $.28 per           1.25%
                                                              room per day
    Sleep.................  $300/$40,000          4.0%        1.3%, plus $.28 per           1.75%
                                                              room per day
    Clarion...............  $300/$40,000         2.75%        1.0%                          1.25%
    Econo Lodge...........  $250/$25,000          4.0%        3.5%(1)                         --
    MainStay Suites.......  $300/$30,000          4.5%        2.5%(1)                         --
    Rodeway
      Year 1..............  $250/$25,000          3.5%        1.25%                         1.25%
      Year 2..............            --          3.0%        1.25%                         1.25%
      Year 3..............            --          3.0%        1.00%                         1.00%

---------------

(1) Fee includes both Marketing and Reservations.

     The Company has increased its average actual royalty rate in each of the past three years, primarily by raising the royalty fee for Comfort franchisees to 5.0% of annual gross room revenues ("GRR") from 4.0% of GRR in 1993, and by raising the royalty rate for franchisees in the former Friendship franchise system to 3.0% of GRR from 2.0% of GRR in 1991. For the fiscal year ended May 31, 1996, the Company's average actual royalty rate was 3.5%, up from 3.2% for the fiscal year ended May 31, 1995, and up from 3.1% for the fiscal year ended May 31, 1994. The Company believes that its average actual royalty rate will continue to increase as older franchise agreements expire, terminate or are amended.

     At May 31, 1996, the Company had 2,495 franchise agreements in effect in the United States and 557 franchise agreements in effect in other countries. The average age of the franchise agreements was 5.1 years. Twenty-three of the franchise agreements are scheduled to expire during the five year period of June 1, 1996 through May 31, 2001; however, franchise agreements generally contain early termination provisions.

     FRANCHISE OPERATIONS

     The Company's operations are designed to improve RevPAR for the Company's franchisees, as this is the measure of performance that most directly impacts franchisee profitability. It is the Company's belief that by helping its franchisees to become more profitable it will enhance its ability to retain its existing franchisees and attract new franchisees. The key aspects of the Company's franchise operations are:

          CENTRAL RESERVATION SYSTEM. Approximately 25% of the room nights booked at franchisees' properties are reserved through the toll-free telephone reservation system operated by the Company. The Company's reservation system consists of a computer reservation system known as CHOICE 2001, five reservation centers in North America and several international reservation centers run by the Company or its master franchisees. The CHOICE 2001 system is designed to allow trained operators to match each caller with a Company-branded hotel meeting the caller's needs. It provides an instant data link to the Company's franchised properties as well as to the Amadeus, Galileo, SABRE and Worldspan airline reservation systems thereby facilitating the reservation process for travel agents.

          To more sharply define the market and image for each of its brands, the Company began advertising separate toll-free reservation numbers for all of its brands in fiscal year 1995. The Company allows its reservation agents to cross-sell the Company's hotel brands. If a room in the Choice hotel brand requested by a customer is not available in the location or price range that the customer desires, the agent may offer the customer a room in another Choice brand hotel that meets the customer's needs. The Company believes that cross-selling enables the Company and its franchisees to capture additional business.

          On-line reports generated by the CHOICE 2001 system enable franchisees to analyze their reservation patterns over time. In addition, the Company provides and is currently improving a yield management product for its franchisees to allow them to improve the management of their mix of rates and occupancy based on current and forecasted demand on a property by property basis. The Company also markets to its franchisees a property management product. Such products are designed to manage the financial and operations information of an individual hotel and improve its efficiency.

          BRAND NAME MARKETING AND ADVERTISING. The Company's marketing and advertising programs are designed to heighten consumer awareness of the Company's brands. Marketing and advertising efforts are focused primarily in the United States and include national television and radio advertising, print advertising in consumer and trade media and promotional events, including joint marketing promotions with vendors and corporate partners.

          The Company is recognized for its "celebrity in a suitcase" television advertisements. In fiscal year 1996, the Company began using brand-specific marketing and largely discontinued the strategy of advertising its multiple brands under the Choice umbrella, although it continues to use its "suitcase" ads for its three largest brands, Comfort, Quality and Econo Lodge. The marketing fees generated by these brands are used, in part, to fund a national network television advertising campaign. The Company's smaller hotel brands conduct advertising campaigns that also include cable television, radio and print.

          The Company conducts numerous marketing programs targeting specific groups, including senior citizens, motorist club members, families, government and military employees, and meeting planners. Other marketing efforts include telemarketing and telesales campaigns, domestic and international trade show programs, publication of group and tour rate directories, direct-mail programs, discounts to holders of preferred credit cards, centralized commissions for travel agents, fly-drive programs in conjunction with major airlines, and twice yearly publication of a Travel and Vacation Directory.

          Marketing and advertising programs are directed by the Company's Marketing Department, which is headed by a senior vice president. The senior vice president of marketing is assisted by six vice presidents, including a vice president for marketing, promotions and communications. These officers direct an internal staff and also utilize the services of independent advertising agencies. In addition, the Company employs sales personnel at its Silver Spring, Maryland, headquarters and in its Phoenix, Arizona, office. These sales personnel use telemarketing to target specific customer groups, such as potential corporate clients in areas where the Company's franchised hotels are located, the motor coach market, and meeting planners. Most of these sales personnel sell reservations and services for all of the Company's brands, but four are responsible exclusively for the Clarion brand.

          The Company's regional sales directors work with franchisees to maximize RevPAR. These directors advise franchisees on topics such as how to market their hotels and how to maximize the benefits offered by the Company's reservations system.

          QUALITY ASSURANCE PROGRAMS. Consistent quality standards are critical to the success of a hotel franchise. The Company has established quality standards for all of its franchised brands which cover housekeeping, maintenance, brand identification and level of services offered. The Company inspects properties for compliance with its quality standards when application is made for admission to the franchise system. The compliance of existing franchisees with quality standards is monitored through scheduled and unannounced Quality Assurance Reviews conducted at least once per year at each property. Properties which fail to maintain a minimum score are reinspected on a more frequent basis until deficiencies are cured, or until such properties are terminated.

          To encourage compliance with quality standards, the Company offers various brand-specific incentives to franchisees who maintain consistent quality standards. Franchisees who fail to meet minimum quality standards may be subject to consequences ranging from written warnings to termination of the franchisee's franchise agreement.

          The Company believes that a good measure of the quality of a hotel is the rating granted to it by the American Automobile Association ("AAA"). AAA rates hotels based on the quality and range of amenities and service on a scale of one to five diamonds, with five diamonds the highest rating. As of May 1996, AAA has rated 78.5%, 78.4% and 80.2% of the Company's Comfort, Quality and Clarion properties, respectively, located in the United States, Canada, Mexico and the Caribbean. Among such properties 66% of Comfort properties, 66% of Quality properties, and 80% of Clarion properties received three diamonds or better.

          TRAINING. The Company maintains a training department which conducts mandatory training programs for all franchisees and their employees. The Company also conducts regularly scheduled regional and national training meetings for both property-level staff and managers. Training programs teach franchisees how to take advantage of the Company's reservation system and marketing programs, and fundamental hotel operations such as housekeeping, maintenance, and inventory yield management.

          Training is conducted by a variety of methods, including group instruction seminars and video programs. The Company is developing an interactive computer-based training system that will train hotel employees at their own pace. Franchisees will be required to purchase hardware to operate the training system, and will use software developed by the Company.

          RESEARCH AND DEVELOPMENT. The Company seeks to enhance RevPAR by providing to franchisees systems and products that will reduce costs and/or improve their operations. Research and development activity resulted in the launch of three new franchise products in fiscal year 1996, Choice Picks food court, MainStay Suites hotels and K-Minus food service.

          In January 1996, the Company introduced its MainStay Suites franchise hotel brand, an extended-stay product targeted to travelers who book hotel rooms for five or more consecutive nights. See "-- MainStay Suites."

          In November 1995, the Company introduced Choice Picks food court, a customized, modular food-service system tailored to the needs of middle-market hotels. Choice Picks food courts offer hotel guests a "choice pick" of nationally known branded food items, such as Nathan's Famous(R) hot dogs, sandwiches made with Healthy Choice(R) deli meats, Pizzeria Uno(R) pizza and calzone, Nestle Toll House(R) cookies and muffins, I Can't Believe It's Yogurt(R) desserts, and Coca-Cola(R) beverages. The typical Choice Picks food court can be operated by as few as two employees, thus providing the properties with lower operating costs than properties with conventional restaurants. Franchisees pay the Company a one-time affiliation fee and monthly royalty fees equal to a percentage of gross revenues on Choice Picks food court sales. Franchisees must buy equipment and food service modules necessary to set up a Choice Picks food court. Beginning in fiscal 1997, the Company intends to market Choice Picks food court to larger hotel operators and other potential customers outside of the Company's franchise system.

          In November 1995, the Company also began to offer to its franchisees the K-Minus food service system, which eliminates expensive banquet kitchens by outsourcing food preparation and limiting on-site work to assembly and rethermalization. Compared with a traditional banquet operation, the K-Minus food service system saves labor costs and energy. Franchisees who wish to implement the K-Minus system are given design and technical assistance by the Company. The Company receives a one-time technical assistance fee for the provision of these services based on the scope of the project.

          PURCHASING. The Company's product services department negotiates volume purchases of various products needed by franchisees to run their hotels, including such items as furniture, fixtures, carpets and bathroom amenities. The department also helps to ensure consistency in such products across its exclusively new-construction brands, Sleep Inn and MainStay Suites brands. Sales to franchisees by the Company were $20.7 million during fiscal year 1996, up from $13.9 million during fiscal year 1995.

          DESIGN AND CONSTRUCTION. The Company maintains a design and construction department to assist franchisees in refurbishing, renovating, or constructing their properties prior to or after joining the system. Department personnel assist franchisees in meeting the Company's brand specifications by providing technical expertise and cost-savings suggestions.

          FINANCIAL ASSISTANCE PROGRAMS. The Company has established programs, primarily with independent lenders, to provide financing assistance to its franchisees and prospective franchisees for hotel refinancing, acquisition, renovation and development.

OWNED AND MANAGED LODGING BUSINESS

     HISTORICAL ACQUISITION STRATEGY

     To take advantage of a recovering lodging industry, the primary focus of the Company's owned and managed hotel operations (the "Hotel Division") over the past few years has been to acquire domestic hotel properties at prices below their replacement cost and increase their value through (1) the investment of capital to improve the physical site and (2) the installation of professional management and marketing teams to operate the renovated properties. Since June 1992, the Company has spent approximately $242.7 million to buy and renovate 52 hotel properties with 7,485 rooms. During fiscal year 1996, the Hotel Division acquired 16 hotels for a total planned investment, including initial improvements, of approximately $71.8 million. In addition to the 52 hotel properties acquired, the Company owned and managed as of May 31, 1996 14 European properties (four developed by the Company and ten acquired in connection with the Company's Resthotel Primevere acquisition in fiscal 1994), 9 seasoned domestic properties and four Sleep Inns developed by the Company.

                      HOTEL DIVISION DOMESTIC ACQUISITIONS

                                                                 FISCAL YEAR
                                         ------------------------------------------------------------
                                             1993            1994            1995            1996
                                         ------------    ------------    ------------    ------------
    Total acquisitions.................           7              13              16              16
    Total number of rooms acquired.....       1,276           1,933           2,336           1,940
    Total cost of acquisitions (in
      millions)
      (including initial
         improvements).................    $   30.9        $   55.8        $   83.3        $   71.8*
    Average cost per room..............    $ 24,216        $ 28,867        $ 35,659        $ 37,095

     --------------------
     * Includes $22.2 million planned for initial improvements.

     Hotel acquisitions generally have been made pursuant to one of the following strategies:

        - Buy limited service economy hotels requiring limited rehabilitation efforts.

        - Buy distressed, limited service properties or portfolios requiring substantial renovations.

        - Buy full-service hotels below replacement cost and change operations to improve the profit models.


        - Buy well-located old and inefficient land use hotels, convert the existing property to suites or extended stay concepts, reduce room counts, eliminate restaurants and reduce parking requirements to allow the development of a new limited service hotel on the existing site, thereby having two Company-operated properties on the site. If such development is not feasible, the excess land is targeted for sale.


     Net operating income for the seven hotels purchased in fiscal year 1993 increased from $6.6 million in fiscal 1995 to $8.0 million in fiscal 1996, a 22% improvement. For the 13 domestic hotels purchased in fiscal year 1994, net operating income increased 38% to $10.0 million in fiscal year 1996 from $7.2 million in fiscal year 1995. Net operating income for the 16 hotels acquired in fiscal year 1995 was $6.7 million in fiscal year 1996, a 268% increase over the $1.8 million achieved in fiscal year 1995. The following chart summarizes occupancy improvements for original domestic portfolio hotels, and fiscal 1993, 1994 and 1995 acquisitions. Occupancy rates for the year acquired reflect only the period during which the properties were owned by the Company. Because many of the recently acquired and developed hotels have not yet reached stabilized levels of operating performance, the Company believes that revenues and gross profit at these hotels will continue to grow.

     During fiscal year 1996, the Company began restructuring its European operations. This restructuring effort included the purchase of an equity interest in Friendly Hotels, PLC and a reevaluation of key geographic markets in Europe. In connection with this restructuring, the Company performed a review of its European operations and in May 1996 recognized a non-cash charge against earnings related primarily to the impairment of assets associated with certain European hotel operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                       OWNED AND MANAGED DOMESTIC HOTELS

                                   OCCUPANCY

                                                                      FISCAL YEAR
                                                          -----------------------------------
                                                          1993      1994      1995      1996
                                                          -----     -----     -----     -----
    Original Domestic Portfolio.........................  62.27%    64.16%    67.19%    68.02%
    Fiscal 1993 Acquisitions............................  56.17     63.20     73.68     76.17
    Fiscal 1994 Acquisitions............................     --     66.09     70.71     73.76
    Fiscal 1995 Acquisitions............................     --        --     48.96     58.49
    Fiscal 1996 Acquisitions............................     --        --        --     53.23

     CURRENT BUSINESS STRATEGY

     The Hotel Division plans to realize cash proceeds from, or "monetize," its capital investment in Company-owned hotels at values that reflect their improved operating performance. The Company is exploring a variety of transactions, including, among others, asset securitization, sale/leasebacks, joint ventures with third parties, debt financing and asset divestitures. The Company intends to retain management and franchise agreements relating to these properties. The proceeds from these transactions will be used initially to repay outstanding indebtedness. The remaining proceeds will be used to launch or provide support to recently developed brands, such as Sleep Inn and MainStay Suites, to develop additional new brands, to expand internationally by investing in selected international gateway cities and to invest in other targeted growth areas. The timing, proceeds and other terms of any such transaction involve risks and uncertainties which may be beyond the Company's control. No assurances can be made that the Company's strategy will be successful. See "Risk
Factors -- Ability to Implement Monetization Strategy."

     OPERATIONS

     Each of the Company's owned and managed hotels operates under one of the Company's brand names. The following table illustrates the growth of the Company's Hotel Division in the United States over the four fiscal years ended May 31, 1996.

                       DOMESTIC OWNED AND MANAGED HOTELS

                                                      AS OF OR FOR THE YEAR ENDED MAY 31,
                                                   ------------------------------------------
                                                    1993        1994        1995        1996
                                                   ------      ------      ------      ------
    Number of properties, end of period..........      19          32          48          65
    Number of rooms, end of period...............   3,686       5,605       7,941       9,713
    Average occupancy percentage.................   61.36%      64.18%      67.10%      66.61%
    Average daily (room) rate (ADR)..............  $49.53      $49.15      $51.28      $55.97
    RevPAR.......................................  $30.39      $31.54      $34.40      $37.28

                                                      AS OF OR FOR THE YEAR ENDED MAY 31,
                                                    1993        1994        1995        1996
                                                   -------     -------     -------     -------


     OPERATING SYSTEMS AND PROCEDURES. The Company's owned and managed hotels take advantage of the same systems and services available to franchisees with respect to a particular brand. The hotels participate in the central reservation system, marketing and advertising efforts and volume purchasing discounts and are subject to the same quality assurance program. In addition, the following are systems the Hotel Division has instituted in each of the hotels it operates:

     - YIELD MANAGEMENT. An automated yield management program has been installed at the hotels which allows the local management to take advantage of the supply and demand conditions in their market place. The system is automated to the point that it performs calculations and suggests pricing strategies to the local hotel management. The program continues to update information based on the availability of room supply and reservation volume within each hotel.

     - TRAINING. The Hotel Division has developed a training system for all guest services representatives that teaches the basics of telephone sales techniques. A computerized guest comment system was developed to solicit the comments of guests and the experiences they had at the hotel while providing management with immediate guest feedback.

     - ACCOUNTING SYSTEMS. Each Company-operated hotel has a computerized front desk and accounting system. This system allows key financial indicators (such as daily occupancy and revenue) to be immediately gathered from each hotel and electronically transmitted to the key operating officers and managers of the Hotel Division. This instant access to information allows management to quickly spot trends and make corrections and changes where necessary. The system is completely computerized and allows for cost savings in the accounting and bookkeeping departments of each hotel. In addition, control over operational and capital expenditures is provided by a dedicated group of financial controllers in the home office. This group works with the hotel operations group to maintain expense standards as well as established operating procedures.

     - TIME AND ATTENDANCE SYSTEM. Each hotel maintains an automated time and attendance system that is tied into a central payroll system at the corporate headquarters. This computerized method of tracking time allows management to make quick decisions on controlling labor costs and provides immediate information on projected costs.

     - FOOD AND BEVERAGE. The food and beverage efforts are headed by a vice president of food and beverage. The department is responsible for the daily food and beverage activities of the various hotels, as well as the development of new food concepts. This group was responsible for the development, testing and implementation of the Choice Picks food court concept.

     DEVELOPMENT AND ACQUISITIONS. In order to facilitate the growth process of acquiring new hotels, the Hotel Division maintains an acquisitions department dedicated to the investigation and analysis of potential acquisitions. The department performs the initial evaluation of potential acquisitions along with the due diligence investigations that are required in this process. This department is also responsible for seeking land sites suitable for the construction of Sleep Inns and MainStay Suites which are to be operated by the Company.

     PROPERTIES

     The following chart lists by brand the Company's owned and managed domestic hotels at May 31, 1996:

                                                                                      NUMBER
                                                                                        OF
                        HOTEL                         MARKET                          ROOMS
    ---------------------------------------------     ------                          ------
    COMFORT
    Comfort Inn Albuquerque                           Albuquerque, NM                   114
    Comfort Inn Norcross                              Atlanta, GA                       110
    Comfort Inn N.W., Pikesville, MD**                Baltimore, MD                     186
    Comfort Inn University                            Baton Rouge, LA                   150
    Comfort Inn, Danvers                              Boston, MA                        136
    Comfort Suites Haverhill                          Boston, MA                        131

                                                                                     NUMBER
                                                                                       OF
                         HOTEL                                  MARKET               ROOMS
    ------------------------------------------------  ---------------------------    ------
    Comfort Inn Brooklyn                              Brooklyn, NY                       67
    Comfort Inn Canton                                Canton, OH                        124
    Comfort Inn Airport                               Charleston, SC                    122
    Comfort Inn Charlotte                             Charlotte, NC                     151
    Comfort Inn                                       Cincinnati, OH                    117
    Comfort Inn Middleburg Hts.                       Cleveland, OH                     136
    Comfort Inn College Station                       College Station, TX               114
    Comfort Inn Columbia                              Columbia, SC                       98
    Comfort Inn DFW Airport                           Dallas-Fort Worth, TX             152
    Comfort Suites Deerfield                          Ft. Lauderdale, FL                101
    Comfort Inn Deerfield East                        Ft. Lauderdale, FL                 69
    Comfort Inn Hershey                               Harrisburg, PA                    125
    Comfort Inn Hilton Head                           Hilton Head Island, SC            150
    Comfort Inn Collierville                          Memphis, TN                        94
    Comfort Inn & Suites, Miami Springs               Miami, FL                         267
    Comfort Inn Miami Springs                         Miami, FL                         110
    Comfort Inn -- Lee Road                           Orlando, FL                       145
    Comfort Inn -- Turf Paradise                      Phoenix, AZ                       155
    Comfort Inn -- North                              Phoenix, AZ                       153
    Comfort Inn Portland                              Portland, ME                      126
    Comfort Inn by the Bay*                           San Francisco, CA                 135
    Comfort Inn Westport                              St. Louis, MO                     170
    Comfort Inn Sturgis                               Sturgis, MI                        83
    Comfort Inn Traverse City                         Traverse City, MI                  95
    Comfort Inn Tyson's                               Washington, DC                    250
    Comfort Inn West Palm Beach                       West Palm Beach, FL               157
    Comfort Inn Wichita                               Wichita, KS                       114
    QUALITY
    Quality Inn Anderson                              Anderson, SC                      121
    Quality Inn & Suites -- Crown Point               Charlotte, NC                     100
    Quality Inn Plymouth                              Detroit, MI                       123
    Quality Suites Deerfield                          Ft. Lauderdale, FL                107
    Quality Inn & Suites Indianapolis                 Indianapolis, IN                  116
    Quality Inn Southpoint                            Jacksonville, FL                  184
    Quality Inn Lincoln                               Lincoln, NE                       108
    Quality Hotel Airport                             Los Angeles, CA                   278
    Quality Hotel Maingate -- Anaheim*                Los Angeles, CA                   284
    Quality Inn & Suites Lumberton                    Lumberton, NC                     120
    Quality Inn & Suites Hampton                      Norfolk-Virginia Beach, VA        190
    Quality Suites                                    Raleigh, NC                       114
    Quality Inn Richmond                              Richmond, VA                      187
    Quality Inn Midvalley                             Salt Lake City, UT                131
    Quality Inn, College Park, MD**                   Washington, DC                    153
    Quality Suites Shady Grove                        Washington, DC                    123
    Quality Hotel, Arlington, VA                      Washington, DC                    391

                                                                                     NUMBER
                                                                                       OF
                         HOTEL                                  MARKET               ROOMS
    ------------------------------------------------  ---------------------------    ------
    CLARION
    Clarion Hotel Baltimore                           Baltimore, MD                     103
    Clarion Hotel                                     Columbus, OH                      232
    Clarion Hotel Richardson                          Dallas-Fort Worth, TX             295
    Clarion on the Lake                               Hot Springs, AR                   151
    Clarion Hotel Hollywood Beach                     Miami-Ft. Lauderdale, FL          309
    Clarion Hotel                                     Mobile, AL                        250
    Clarion Hotel Virginia Beach                      Norfolk-Virginia Beach, VA        149
    Clarion Hotel Roanoke                             Roanoke, VA                       148
    Clarion Hotel Springfield                         Springfield, MO                   199
    SLEEP
    Sleep Inn Baton Rouge                             Baton Rouge, LA                   101
    Sleep Inn Plano                                   Dallas-Fort Worth, TX             104
    Sleep Inn Houston                                 Houston, TX                       107
    Sleep Inn San Antonio                             San Antonio, TX                   107
    ECONO LODGE
    Econo Lodge Tolleson                              Phoenix, AZ                       120
    RODEWAY INN
    Rodeway Inn Airport East                          Phoenix, AZ                       100

---------------
 * Denotes leased property.
** Denotes hotel on leased land.

     The Company also owns and manages ten hotels in France, three in Germany and one in the United Kingdom.

COMPETITION

     Competition among franchise lodging chains is intense, both in attracting potential franchisees to the system and in generating reservations for franchisees. In addition, hotel chains and independent hotels compete intensely for guests and for meeting and banquet business.

     The Company's principal competitor brands at the national and international level in the economy category of the lodging industry are LaQuinta, Ho-Jo Inn, Ramada Inn, Motel 6, Ramada Limited, Red Carpet Inn, Red Roof Inn, Budgetel, Hampton Inn, Fairfield Inn, Holiday Express, Shoney's Inn, Super 8, Days Inn, and Travelodge. The Company's principal competitor brands at the national and international level in the middle market category of the lodging industry are Days Inn, Fairfield Inn, Hampton Inn, Holiday Express, LaQuinta, Holiday Inn, Best Western, Howard Johnson and Ramada Inns. The Company's principal competitor brands at the national and international level in the upscale category are Holiday Inn, Holiday Select, Crowne Plaza, Four Points by Sheraton, Radisson, Courtyard by Marriott and Doubletree.

     The Company believes that hotel operators choose lodging franchisors based primarily on the perceived value and quality of each franchisor's brand and services, and the extent to which affiliation with that franchisor may increase the franchisee's reservations and profits. Hotel operators may also select a franchisor in part based on the franchisor's reputation among other franchisees, and the success of its existing franchisees.

     The Company's prospects for growth are largely dependent upon the ability of its franchisees to compete in the lodging market, since the Company's franchise system revenues are based on franchisees' gross room revenues (but not directly on franchisees' profitability).

     The ability of a hotel (including the Company's owned and managed hotels and its franchisees) to compete may be affected by a number of factors, including the location and quality of its property, the number and quality of competing properties nearby, its affiliation with a recognized name brand, and general regional and local economic conditions. The effect of economic conditions on the Company's results is substantially reduced by the geographic diversity of the Company's franchised properties, which are located in all 50 states and in 30 countries, as well as its range of products and room rates.

SERVICE MARKS AND OTHER INTELLECTUAL PROPERTY

     The service marks Quality Inn, Quality Suites, Comfort Inn, Comfort Suites, Clarion Hotel, Sleep Inn, Econo Lodge, Rodeway Inn, MainStay Suites and related logos are material to the Company's business. The Company, directly and through its franchisees, actively uses these marks. All of the material marks are registered with the United States Patent and Trademark Office, except for MainStay Suites and K-Minus, which are the subject of pending applications. In addition, the Company has registered certain of its marks with the appropriate governmental agencies in over 100 countries where it is doing business or anticipates doing business in the foreseeable future. The Company seeks to protect its brands and marks throughout the world, although the strength of legal protection available varies from country to country.

NON-HOTEL PROPERTIES

     The principal executive offices of the Company are located at 10750 Columbia Pike, Silver Spring, Maryland, 20901. On the Distribution Date, the Company and Manor Care will execute leases relating to such offices and to certain other real estate being made available to the Company by Manor Care. See "Relationship Between Manor Care and the Company After the Distribution -- Lease Agreements." The Company owns its reservation system offices in Phoenix, AZ and Minot, ND. The Company leases two additional reservation system offices in Grand Junction, CO, pursuant to leases that expire in 1999 and 2000, and occupies additional space in Toronto, Canada, on a month-to-month basis. In addition, the Company leases 12 sales offices across the United States. The Company's European headquarters, which the Company leases pursuant to a lease that expires on December 31, 1997, is located in Paris, France. The Company also leases three international sales offices in France, Germany and England, pursuant to leases that terminate in June 1998, September 1996 and December 1997, respectively. Management believes that its executive, reservation systems and sales offices are sufficient to meet its present needs and does not anticipate any difficulty in securing additional or alternative space, as needed, on terms acceptable to the Company.

SEASONALITY

     The Company's principal sources of revenues are franchise fees based on the gross room revenues of its franchise properties and revenues generated by its owned and managed hotels. The Company experiences seasonal revenue patterns similar to those of the lodging industry in general. Generally, the Company's revenues are greater in the first and second fiscal quarters than in the third and fourth fiscal quarters. This seasonality can be expected to cause quarterly fluctuations in the revenues, profit margins and net income of the Company.

REGULATION

     The Company's franchisees are responsible for compliance with all laws and government regulations applicable to the hotels they own or operate. The Company is responsible for such compliance at the hotels it owns. The lodging industry is subject to numerous federal, state and local government regulations, including those relating to the preparation and sale of food and beverage (such as health and liquor license laws), building and zoning requirements and laws governing a hotel owner's relationship with employees, including minimum wage requirements, overtime, working conditions and work permit requirements. The failure to obtain or retain liquor licenses or an increase in the minimum wage rate, employee benefit costs or other costs associated with employees could adversely affect the Company's owned hotels. Both at the federal and state level, there are proposals under consideration to increase the minimum wage and introduce a system of mandated health insurance. Under the Americans with Disabilities Act of 1990 (the "ADA"), all public accommodations are required to meet certain federal requirements related to access and use by disabled persons. A determination that the Company is not in compliance with the ADA could result in the imposition of fines or an award of damages to private litigants. These and other initiatives could adversely affect the Company as well as the lodging industry in general.

     The Federal Trade Commission (the "FTC") and certain other jurisdictions (including France, Province of Alberta, Canada, and Mexico and various states) regulate the sale of franchises. The FTC requires franchisors to make extensive disclosure to prospective franchisees but does not require registration. A number of states require registration or disclosure in connection with franchise offers and sales. In addition, several states have "franchise relationship laws" or "business opportunity laws" that limit the ability of the franchisor to terminate franchise agreements or to withhold consent to the renewal or transfer of these agreements. While the Company's franchising operations have not been materially adversely affected by such regulation, the Company cannot predict the effect of future regulation or legislation.

INSURANCE

     The Company maintains property insurance on its owned and leased lodging facilities. The Company insures some of its liability exposures and self-insures, either directly or indirectly through insurance arrangements requiring it to reimburse insurance carriers, some of its liability risks other than catastrophic exposures. The Company insures its workers' compensation risks in some states and self-insures in others.

IMPACT OF INFLATION AND OTHER EXTERNAL FACTORS

     The Company's principal sources of revenues are franchise fees and revenues generated from bookings of rooms at the Company's owned and managed hotels. Franchise fees and revenues from owned and managed hotels can be impacted by two external factors: the supply of hotel rooms within the lodging industry relative to the demand for rooms by travelers, and inflation.

     Although industry-wide supply and demand for hotel rooms is fairly balanced at present, any excess in supply that might develop in the future could have an unfavorable impact on room revenues at the Company's franchised hotels and at its owned and managed hotels, either by reducing the number of rooms reserved at the Company's properties or by restricting the rates hotel operators can charge for their rooms. In addition, an excess supply of hotel rooms may discourage potential franchisees from opening new hotels, unfavorably impacting the franchise fees received by the Company.

     Although the Company believes that increases in the rate of inflation will generally result in comparable increases in hotel room rates, severe inflation could contribute to a slowing of the national economy, which could result in reduced travel by both business and leisure travelers. That could lead to less demand for hotel rooms, which could result in a temporary reduction in room rates and fewer room reservations, negatively impacting revenues received by the Company. A weak economy could also reduce demand for new hotels, negatively impacting the franchise fees received by the Company.

EMPLOYEES

     The Company employed 4,851 people full-time at May 31, 1996. Less than 5% of the Company's employees are represented by unions. Such union contracts expire between August 1996 and December 1997. The Company considers its relations with its employees to be satisfactory.

LEGAL PROCEEDINGS

     The Company is not a party to any litigation, other than routine litigation incidental to the business of the Company. None of such litigation, either individually or in the aggregate, is expected to be material to the business, financial condition or results of operations of the Company.

ENVIRONMENTAL MATTERS

     Under various foreign, federal, state and local environmental laws, ordinances and regulations, a current or previous owner or operator of real property, amongst others, may be liable for the costs of removal or remediation of hazardous or toxic substances on, under or in such property. Certain of such laws impose liability whether or not the owner or operator knew of, or was at fault for, the presence of such hazardous or toxic substances. Certain environmental laws and common law principles may be used to impose liability for release of asbestos-containing materials ("ACMs") into the environment, including but not limited to the air, and third parties may seek recovery from owners or operators of real properties for cleanup of, or personal injury associated with exposure to, released ACMs. Environmental laws also may impose restrictions on the manner in which property may be used or businesses may be operated, and these restrictions may require expenditures. In connection with its ownership or operation of hotels, the Company may be potentially liable for such costs.


     Although the Company is currently not aware of any material environmental claims pending or threatened against it, no assurance can be given that a material environmental claim will not be asserted against the Company. The cost of defending against claims of liability or of remediating a contaminated property could have a material adverse effect on the results of operations of the Company.

                                   MANAGEMENT

EXECUTIVE OFFICERS OF THE COMPANY

     The name, age, proposed title upon consummation of the Distribution and business background of each of the persons who are expected to become on the Distribution Date the executive officers of the Company are set forth below. The business address of each prospective executive officer is 10750 Columbia Pike, Silver Spring, Maryland 20901, unless otherwise indicated.


             NAME              AGE                           POSITION
------------------------------ ----  ---------------------------------------------------------
Stewart Bainum, Jr............  50   Chairman of the Board
William R. Floyd..............  52   Vice Chairman and Chief Executive Officer
Donald J. Landry..............  47   President
James A. MacCutcheon..........  44   Executive Vice President, Chief Financial Officer and
                                     Treasurer
Mark A. Caruso................  43   Senior Vice President -- Human Resources
Antonio DiRico................  43   Senior Vice President -- Hotel Operations
Richard P. Kaden..............  50   Senior Vice President -- Franchise Operations
Edward A. Kubis...............  37   Senior Vice President, General Counsel and Secretary
Barry L. Smith................  54   Senior Vice President -- Marketing
Charles G. Warczak, Jr........  48   Vice President -- Finance and Controller


     Stewart Bainum, Jr. Chairman of the Board and Chief Executive Officer of Manor Care and Manor Healthcare Corp. ("Healthcare") since March 1987; Chief Executive Officer of Manor Care since March 1987 and President since June 1989; Vice Chairman of the Board of Vitalink Pharmacy Services, Inc. ("Vitalink") since February 1995; Vice Chairman of the Board of Manor Care and subsidiaries from June 1982 to March 1987; Director of Manor Care since August 1981, of Vitalink since September 1991, of Healthcare since 1976 and of Choice Hotels International, Inc. and its predecessors ("Choice Hotels") since 1977; Chief Executive Officer of Healthcare since June 1989 and President from May 1990 to May 1991; Chairman of the Board and Chief Executive Officer of Vitalink from September 1991 to February 1995 and President and Chief Executive Officer from March 1987 to September 1991; Chairman of the Board of Choice Hotels from March 1987 to June 1990.


     William R. Floyd. Chief Executive Officer of Choice Hotels since October 1996; Chief Operating Officer of Taco Bell Corp., (a subsidiary of PepsiCo) from July 1995 to October 1996, Chief Operating Officer of KFC (a subsidiary of PepsiCo) from August 1994 to July 1995; National Vice President of Taco Bell Company Operations from July 1992 to August 1994, Vice President of Taco Bell Eastern Operations from December 1990 to January 1992.



     Donald J. Landry. President of Choice Hotels since January 1995; President of MCHD since March 1992; various executive positions with Richfield Hotel Management, Inc. and its predecessors for more than 15 years, including President of MHM Corporation.



     James A. MacCutcheon. Senior Vice President, Chief Financial Officer and Treasurer of Manor Care and Choice Hotels since September 1993; Senior Vice President - Finance and Treasurer from October 1987 to September 1993; Treasurer of Vitalink since September 1992 and a Director since September 1994.


     Mark A. Caruso. Senior Vice President, Human Resources of Choice Hotels since October 1995; Vice President, Worldwide Human Resources Development, Holiday Inn Worldwide from March 1993 to October 1995; Director, Human Resources Development, Holiday Inn Worldwide from February 1990 to March 1993.

     Antonio DiRico. Senior Vice President, Hotel Operations of Manor Care Hotel Division ("MCHD") since May 1992; Senior Vice President of Richfield Hotel Management, Inc. and its predecessor, MHM Corporation, from May 1975 to May 1992.

     Richard P. Kaden. Senior Vice President - Brands and Acting Chief Financial Officer of Choice Hotels since April 1996; Senior Vice
President-Finance of Choice from August 1993 to April 1996; Executive Director of Semmes, Bowen & Semmes from November 1987 to August 1993.

     Edward A. Kubis. Assistant General Counsel and Assistant Secretary, Manor Care since December 1993; Senior Attorney, Real Estate, from December 1990 to December 1993; Staff Attorney, Real Estate from June 1987 to December 1990.


     Barry L. Smith. Senior Vice President - Marketing of Choice Hotels since February 1989.



     Charles G. Warczak, Jr. Vice President - Finance and Controller of Choice Hotels since March 1996; Vice President - Finance, MCHD from June 1992 to March 1996; Vice President - Finance, Richfield Hotel Management, Inc. from January 1991 to June 1992.


COMPENSATION OF EXECUTIVE OFFICERS


     The following tables set forth certain information concerning the annual and long term compensation of those persons who, following the Distribution, will serve as the chairman of the board and the four other most highly compensated executive officers of the Company (the "Named Officers"). In addition, information is presented with respect to certain persons who were officers of Choice Hotels at May 31, 1996 who will not serve as executive officers of the Company. No information is presented for Mr. Floyd, who will serve as chief executive officer following the Distribution, as he was not employed by either the Company or Manor Care prior to October 1996. For information with respect to Mr. Floyd's compensation, see "-- Employment Agreements."

                           SUMMARY COMPENSATION TABLE


                                                                                LONG-TERM COMPENSATION
                                                 ANNUAL COMPENSATION        ------------------------------
                                  FISCAL    -----------------------------   STOCK OPTION      ALL OTHER
  NAME AND PRINCIPAL POSITION      YEAR      SALARY       BONUS     OTHER   SHARES(#)(1)   COMPENSATION(2)
--------------------------------  ------    --------     --------   -----   ------------   ---------------
Stewart Bainum, Jr.(3)..........   1996     $625,102     $337,555     (5)      60,000          $33,543
  Chairman and Chief Executive
     Officer                       1995     $572,308     $343,385     (5)          --          $ 9,000
                                   1994      457,867(4)   274,720     (5)      40,000           14,150
Richard P. Kaden................   1996      196,603       88,471     (5)       8,000            2,925
  Sr. Vice President, Franchise    1995      187,007       59,971     (5)          --            2,458
  Operations                       1994      133,270            0     (5)      10,000            1,868
Donald L. Landry................   1996      366,702      201,686     (5)          --            5,000
  President                        1995      311,635      171,399     (5)      40,000            2,250
                                   1994      275,712      144,059     (5)      25,000            3,537
James A. MacCutcheon(6).........   1996      301,517      135,682     (5)      25,000           13,176
  Senior Vice President,           1995      273,199      136,600     (5)          --           13,176
  Chief Financial Officer and      1994      258,360      129,150     (5)      15,000            6,750
  Treasurer
Barry L. Smith..................   1996      233,640      116,820     (5)       5,000           10,427
  Sr. Vice President, Marketing    1995      221,668      104,561     (5)          --            6,750
                                   1994      209,151       98,642     (5)       5,000            3,072
Robert C. Hazard, Jr.(7)........   1996      403,489      201,745     (5)          --           20,932
  Co-Chairman                      1995      373,709      186,855     (5)          --            9,000
  Choice Hotels International,
     Inc.                          1994      346,124      173,062     (5)          --           14,150
Gerald W. Petitt(8).............   1996      330,129      165,065     (5)          --           18,770
  Co-Chairman                      1995      323,553      161,776     (5)          --            9,000
  Choice Hotels International,
     Inc.                          1994      283,193      141,596     (5)          --           14,150


---------------
(1) Represents options to purchase shares of Manor Care Common Stock. For a discussion of the treatment of options in connection with the Distribution, see "Relationship Between Manor Care and the Company After the
     Distribution -- Employee Benefits Allocation Agreement."


(2) Represents amounts contributed by Manor Care for fiscal years 1996, 1995 and 1994 under the 401(k) Plan and the Nonqualified Savings Plan, which provide retirement and other benefits to eligible employees, including the Named Officers. Amounts contributed in cash or stock by the Company during fiscal year 1996 under the 401(k) Plan for the Named Officers were as follows: Mr. Bainum, Jr., $9,000; Mr. Landry, $1,752; Mr. Kaden, $977; Mr. MacCutcheon, $4,410; and Mr. Smith, $3,489. Amounts contributed in cash or stock by Manor Care during fiscal year 1995 under the Nonqualified Savings Plan for the Named Officers were as follows: Mr. Bainum, Jr., $24,543; Mr. Landry, $3,498; Mr. Kaden, $1,948; Mr. MacCutcheon, $8,766; and Mr. Smith, $6,938.



(3) Mr. Bainum, Jr. will resign as chief executive officer of the Company effective on the Distribution Date. Following the Distribution, Mr. Bainum, Jr. will be the chairman of the board of the Company and the chairman of the board and chief executive officer of Manor Care. It is expected that he will devote 25% of his time to the Company and 75% of his time to Manor Care. The compensation reflected here is total compensation received for services rendered to both the Lodging Business and Manor Care.


(4)  Mr. Bainum, Jr. took an unpaid leave of absence during April and May 1994.

(5) The value of perquisites and other compensation does not exceed the lesser of $50,000 or 10% of the amount of annual salary and bonus paid as to any of the Named Officers.


(6) Mr. MacCutcheon, has been Senior Vice President, Chief Financial Officer and Treasurer of Manor Care and Choice Hotels since September 1993. On the Distribution Date, Mr. MacCutcheon will resign from his position at Manor Care and will assume the position of Executive Vice President and Chief Financial Officer of the Company. The compensation reflected here is total compensation received for services rendered to both the Lodging Business and Manor Care.



(7) Mr. Hazard and Mr. Petitt have served as Co-Chairmen of Choice Hotels since January 1995. Prior to January 1, 1995, Mr. Hazard served as Chairman and Chief Executive Officer of Choice Hotels and Mr. Petitt served as President and Chief Operating Officer of Choice Hotels. Neither Mr. Hazard nor

     Mr. Petitt will serve as an executive officer of the Company following the Distribution, however, each will continue as an unpaid employee of the Company until May 31, 1997.

     The following tables set forth certain information at May 31, 1996 and for the fiscal year then ended concerning options to purchase Manor Care Common Stock granted to the Named Officers. All Common Stock figures and exercise prices have been adjusted to reflect stock dividends and stock splits effective in prior fiscal years. In connection with the Distribution, existing Manor Care stock options will be subject to certain adjustments or to conversion into options to purchase Company Common Stock. See "Relationship Between Manor Care and the Company After the Distribution -- Employee Benefits Allocation Agreement."

                 MANOR CARE STOCK OPTION GRANTS IN FISCAL 1996


                                        INDIVIDUAL GRANTS                             POTENTIAL REALIZABLE
                            -----------------------------------------                VALUE OF ASSUMED ANNUAL
                                         PERCENTAGE OF                                 RATE OF STOCK PRICE
                                         TOTAL OPTIONS                               APPRECIATION FOR OPTION
                            NUMBER OF    GRANTED TO ALL     EXERCISE                         TERM(1)
                             OPTIONS      EMPLOYEES IN     BASE PRICE   EXPIRATION   -----------------------
           NAME              GRANTED    FISCAL YEAR 1996   PER SHARE       DATE        5%(2)        10%(3)
--------------------------  ---------   ----------------   ----------   ----------   ----------   ----------
Stewart Bainum, Jr.(4)....    60,000          10.5%          $30.31      6/21/2005   $1,143,600    2,898,606
Richard P. Kaden(4).......     8,000           1.4%          $30.31      6/21/2005   $  152,480      386,480
Donald J. Landry..........        --            --               --             --           --           --
James A. MacCutcheon(4)...    25,000           4.4%          $30.31      6/21/2005   $  476,500    1,207,750
Barry Smith(4)............     5,000           0.9%          $30.31      6/21/2005   $   95,300      241,550
Robert C. Hazard, Jr. ....        --            --               --             --           --           --
Gerald W. Petitt..........        --            --               --             --           --           --


---------------
(1) The dollar amounts under these columns are the result of calculations at the 5% and 10% rates set by the Securities and Exchange Commission and therefore are not intended to forecast future possible appreciation, if any, of the Company's stock price. Since options are granted at market price, a zero percent gain in the stock price will result in no realizable value to the optionees.

(2) A 5% per year appreciation in stock price from $30.31 per share yields
    $49.37.

(3) A 10% per year appreciation in stock price from $30.31 per share yields $78.62.

(4) The options granted to the officers vest at the rate of 20% per year on the first through the fifth anniversary of the date of the stock option grant.

                   AGGREGATED OPTION EXERCISES IN FISCAL 1996
                           AND YEAR-END OPTION VALUES


                                                      NUMBER OF UNEXERCISED            VALUE OF UNEXERCISED
                          SHARES                     OPTIONS AT MAY 31, 1996       IN-THE-MONEY OPTIONS AT MAY
                        ACQUIRED ON     VALUE      ----------------------------            31, 1996(1)
                         EXERCISE      REALIZED    EXERCISABLE    UNEXERCISABLE    ----------------------------
                             #            $             #               #          EXERCISABLE    UNEXERCISABLE
                        -----------    --------    -----------    -------------    -----------    -------------
Stewart Bainum, Jr....         --            --      635,500         229,500       $17,236,482     $ 4,684,465
Richard P. Kaden......         --            --        2,166          15,834            39,659         212,949
Donald J. Landry......         --            --       37,000         148,000           810,190       2,668,922
James A. MacCutcheon..     16,500      $510,180       84,250         118,250         2,399,197       3,359,956
Barry Smith...........     12,600      $334,880           --          54,100                --       1,334,179
Robert C. Hazard, Jr..         --            --       78,000          34,500         2,281,721       1,034,130
Gerald W. Petitt......     18,300      $536,119       39,500          34,500         1,184,330       1,034,130


---------------
(1) The closing price of Manor Care's Common Stock as reported by the New York Stock Exchange on May 31, 1996 was $39.00. The value is calculated on the basis of the difference between the option exercise price and such closing price multiplied by the number of shares of Manor Care Common Stock underlying the option.

EMPLOYMENT AGREEMENTS


     The Company and Choice Hotels have entered into an employment agreement with Stewart Bainum, Jr., effective upon the Distribution Date, providing for Mr. Bainum, Jr.'s employment as Chairman of the Board of the Company. The agreement has a term of three years. Either the Company or Mr. Bainum may terminate the agreement upon thirty days' prior written notice on the first and second anniversary dates of the agreement. The agreement provides that Mr. Bainum, Jr. will devote 25% of his professional time to the affairs of the Company and the remaining 75% of his professional time to the affairs of Manor Care. The agreement provides for a base salary of $164,088 per annum for services to the Company and a maximum bonus of 60% of Mr. Bainum, Jr.'s base compensation based upon the performance of the Company.



     Under the terms of an employment agreement among Mr. Landry, Manor Care and Choice Hotels, Mr. Landry's annual salary is presently $404,250 with annual cost-of-living increases. The agreement extends through November 30, 1999. Prior to the Distribution, it is expected that Manor Care will assign its rights and obligations under such contract to the Company. From February 17, 1992 to January 1, 1995, Mr. Landry served as President of the Manor Care Hotel Division. On January 1, 1995, Mr. Landry also became President of Choice. The agreement provides for an annual bonus of up to 55% of his base compensation based in part on performance of Manor Care and based in part on performance (including a customer satisfaction component) of the Lodging Business. Following the Distribution, Mr. Landry's annual bonus will be based on the performance of the Company.



     It is contemplated that the Company and Choice Hotels will enter into an employment agreement with James A. MacCutcheon. The agreement has a term of five years. The agreement provides for a base salary of $313,576 per annum, subject to annual adjustments and an annual bonus of up to 55% of his base compensation, based on the Company's performance (including a customer satisfaction component).



     The Company and Choice Hotels have entered into an employment agreement with William R. Floyd. The agreement has a term of five years from September 30, 1996. The agreement provides for a base salary of $425,000 per annum, subject to annual adjustments and an annual bonus of up to 60% of his base compensation, based on the Company's performance (including a customer satisfaction component). In addition, the employment agreement provides that the Company will issue to Mr. Floyd that number of shares of restricted stock in an amount equal to $1,250,000 divided by the closing trading price for the Company Common Stock on the first day of public trading following the Distribution Date. The restricted stock will vest annually over a period of three years. The Company will also grant to Mr. Floyd as soon as practicable after the Distribution Date, options to purchase that number of shares of Company Common Stock equal to $4,500,000 divided by the average trading price on the first day of trading following the Distribution Date. A certain number of the options will be incentive stock options granted under the Company's 1996 Long Term Incentive Plan, which number shall be the maximum number permitted under such plan and
Section 422(d) of the Internal Revenue Code of 1986, as amended, but in no event more than 25% of the total number of options. The remainder of the options will be nonqualified stock options. Mr. Floyd's employment agreement further provides that, with respect to Mr. Floyd's participation in the Choice Hotels International, Inc. Supplemental Executive Retirement Plan (the "SERP"), (i) Mr. Floyd's normal retirement age will be 62 and (ii) no minimum years of services for benefit eligibility will be applicable.


RETIREMENT PLANS


     Prior to the Distribution, it is expected that the Company will adopt the SERP. Participants will be selected by the Board or any designated committee and will be at the level of Senior Vice President or above.


     Participants in the SERP will receive a monthly benefit for life based upon final average salary and years of service. Final average salary is the average of the monthly base salary, excluding bonuses or commissions, earned in a 60 month period out of the 120 months of employment which produces the highest average, prior to the first occurring of the early retirement date or the normal retirement date. The normal retirement age is

65, and participants must have a minimum of 15 years of service. Participants may retire at age 60 and may elect to receive reduced benefits commencing prior to age 65, subject to Board approval. All of the Named Officers who will be participants are age 55 or younger, so that none of their compensation reported above would be included in the final average salary calculation. See
"-- Employment Agreements" for a discussion of the terms applicable to Mr. Floyd's participation in the SERP.


     Assuming that the following officers continue to be employed by the Company until they reach age 65, their credited years of service would be as follows:


                                                           CURRENT YEARS     YEARS OF SERVICE
                       NAME OF INDIVIDUAL                   OF SERVICE          AT AGE 65
        -------------------------------------------------  -------------     ----------------
        Stewart Bainum, Jr...............................       22.5                38
        Donald Landry....................................          4                22
        James A. MacCutcheon.............................          9                30


     The table below sets forth estimated annual benefits payable upon retirement to persons in specified compensation and years of service classifications. These benefits are straight life annuity amounts, although participants have the option of selecting a joint and 50% survivor annuity or ten-year certain payments. The benefits are not subject to offset for social security and other amounts.

                          YEARS OF SERVICE/BENEFIT AS
                       PERCENTAGE OF FINAL AVERAGE SALARY

                                                                                 25 OR
                        REMUNERATION                  15/15%      20/22.5%     MORE/30%
        --------------------------------------------  -------     --------     ---------
        $300,000....................................  $45,000     $ 67,500     $ 90,000
         350,000....................................   52,500       78,750      105,000
         400,000....................................   60,000       90,000      120,000
         450,000....................................   67,500      101,250      135,000
         500,000....................................   75,000      112,500      150,000
         600,000....................................   90,000      135,000      180,000

     Prior to the Distribution, it is expected that the Company will establish the Choice Hotels International, Inc. Retirement Savings and Investment Plan (the "401(k) Plan"), a defined contribution retirement, savings and investment plan for its employees and the employees of its participating affiliated companies. The 401(k) Plan will be qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended (the "Code"), and will include a cash or deferred arrangement under Section 401(k) of the Code. All employees age 21 or over and who have worked for the Company (or Manor Care) for a twelve month period during which such employee completed at least 1,000 hours will be eligible to participate. Subject to certain non-discrimination requirements, each employee will be able to contribute an amount to the 401(k) Plan on a pre-tax basis up to 15% of the employee's salary, but not more than the current federal limit of $9,500. The Company will match contributions made by its employees subject to certain limitations. The amount of the match will be equal to a percentage of the amount of salary reduction contribution made on behalf of a participant during the plan year based upon a formula that involves the profits of the Company for the year and the number of years of service of the participant. Amounts contributed by Manor Care pursuant to its 401(k) Plan for the Named Officers are included in the Summary Compensation Table under the column headed "All Other Compensation."

     Prior to the Distribution, it is expected that the Company will adopt the Choice Hotels International, Inc. Nonqualified Retirement Savings and Investment Plan (the "Nonqualified Savings Plan"). Certain select highly compensated members of management of the Company will be eligible to participate in the Plan. The Nonqualified Savings Plan will mirror the provisions of the 401(k) Plan, to the extent feasible, and will be structured so as to provide the participants with a pre-tax savings vehicle to the extent that pre-tax savings are limited under the 401(k) Plan as a result of various governmental regulations, such as non-discrimination testing. Amounts contributed by Manor Care under the Manor Care Nonqualified Savings Plan for fiscal year 1996 for the Named Officers are included in the Summary Compensation Table under the column headed "All Other Compensation".

     The Company match under the 401(k) Plan and the Nonqualified Savings Plan will be limited to a maximum aggregate of 6% of the annual salary of a participant. Likewise, participant contributions under the two plans will not exceed the aggregate of 15% of the annual salary of a participant.

OPTION AND STOCK PURCHASE PLANS

     Prior to the Distribution, it is expected that the Company will adopt the Choice Hotels International, Inc. Employee Stock Purchase Plan (the "Stock Purchase Plan"). Under the Stock Purchase Plan, all employees who have completed one year of service are eligible to participate. Eligible employees may purchase stock of the Company in an amount of no less than 2% nor more than 10% of compensation (as defined in the Stock Purchase Plan), subject to an overall maximum purchase per employee per calendar year of $25,000. At the end of each quarterly offering period, the Company will contribute cash equal to 10% of the purchase price of the common stock so purchased. The Company will pay the administrative costs for the purchase of the Company common stock.

     Prior to the Distribution, it is expected that the Company will adopt the Choice Hotels International, Inc. 1996 Long-Term Incentive Plan (the "Incentive Plan"), pursuant to which key employees of the Company and its subsidiaries are eligible to be granted awards under the Incentive Plan. The types of awards that may be granted under the Incentive Plan are restricted shares, incentive stock options, nonqualified stock options, stock appreciation rights and performance shares. A total of up to 7,100,000 shares of common stock will be reserved for issuance pursuant to the Incentive Plan.

                             THE BOARD OF DIRECTORS

DIRECTORS OF THE COMPANY

     The Company's Board of Directors will be classified into three classes, designated Class I, Class II and Class III, each class to be as nearly equal in number of directors as possible. The term of the initial Class I directors will terminate on the date of the 1997 annual meeting of the Company's stockholders; the term of the initial Class II directors will terminate on the date of the 1998 annual meeting of the Company's stockholders; and the term of the initial Class III directors will terminate on the date of the 1999 annual meeting of the Company's stockholders. At each annual meeting of the Company's stockholders, successors to the class of directors whose term expires at that annual meeting will be elected for a three-year term. Newly created directorships resulting from any increase in the number of directors and any vacancies on the Board of Directors resulting from death, resignation, retirement, disqualification, removal or other cause will be filled solely by the affirmative vote of a majority of the remaining directors then in office. Increases or decreases in the number of directors shall be apportioned among the classes as nearly equal as possible, and any additional director of any class elected to fill a vacancy resulting from an increase in such class shall hold office for a term that shall coincide with the remaining term of that class, but in no case will a decrease in the number of directors shorten the term of any incumbent director.

     The name, age, proposed class of directorship upon consummation of the Distribution and business background (other than executive officers who are directors) of each of the persons who are expected to become on the Distribution Date the directors of the Company are set forth below.


               NAME                    AGE                   POSITION
-----------------------------------   ------   ----------------------------------
                                               Chairman of the Board; Class III
Stewart Bainum, Jr.................     50     Director
Stewart Bainum.....................     77     Class II Director
Barbara Bainum.....................     52     Class I Director
William R. Floyd...................     52     Vice Chairman; Class III Director
Paul A. Gould......................     50     Class III Director
Robert C. Hazard, Jr...............     61     Class I Director
Frederick V. Malek.................     59     Class I Director
Gerald W. Petitt...................     50     Class II Director
Jerry E. Robertson, Ph.D. .........     63     Class II Director


     Stewart Bainum. Vice Chairman of the Board of Manor Care and subsidiaries since March 1987; Chairman of the Board of Manor Care from August 1981 to March 1987, Chief Executive Officer from July 1985 to March 1987, President from May 1982 to July 1985; Chairman of the Board of Healthcare from 1968 to March 1987 and a Director since 1968; Director of Vitalink from September 1991 to September 1994; Chairman of the Board of Choice Hotels from 1972 to March 1987 and a Director since 1963; Chairman of the Board of Realty Investment Company, Inc. since 1965.

     Barbara Bainum. President, Secretary and Director of the Commonweal Foundation since December 1990, December 1984 and December 1984, respectively; Secretary and Director of Realty Investment Company, Inc. since July 1989 and March 1982, respectively; Family Services Agency, Gaithersburg, Maryland, Clinical Social Work since September 1994; Department of Social Services, Rockville, Maryland, Social Work Case Management from September 1992 to May 1993; member of the Boards of Trustees of Columbia Union College (September 1987 to May 1991) and Atlantic Union College (September 1985 to May 1987).


     Paul Gould. Managing Director of Allen & Company Incorporated (investment banking firm) for more than five years and other positions at Allen & Company Incorporated since 1973. Director: TeleCommunications International, Inc., United Video Satellite Group, Inc. and National Patent Development Corporation; Board of Trustees: The New School, The Hackley School and The Holderness School.


     Robert C. Hazard, Jr. Hotel Developer. Co-Chairman of Choice Hotels since January 1995 and a Director since December 1980; Chairman from June 1990 to January 1995 and Chief Executive Officer from December 1980 to January 1995; President from December 1980 to June 1990. Advisory Board Outrigger Hotels. Mr. Hazard will resign as Co-Chairman of Choice Hotels effective on the Distribution Date and will be an unpaid employee of the Company until May 31, 1997.

     Frederic V. Malek. Director of Manor Care since 1990; Co-Chairman of CB Commercial Real Estate Group, since April 1989; Chairman of Thayer Capital Partners since March 1993; Campaign Manager for Bush-Quayle '92 from January 1992 to November 1992; Vice Chairman of NWA, Inc. (airlines), July 1990 to December 1991; Director: American Management Systems, Inc., Automatic Data Processing Corp., FPL Group, Inc. (an affiliate of Florida Power and
Light -- power company), ICF Kaiser International, Inc., Intrav, Inc. (travel and leisure services), National Education Corporation, Northwest Airlines and various Paine Webber mutual funds.

     Gerald W. Petitt. Hotel Developer. Co-Chairman of Choice Hotels since January 1995 and a Director since December 1980; President from June 1990 to January 1995 and Chief Operating Officer from December 1980 to January 1995. Mr. Petitt will resign as Co-Chairman of Choice Hotels effective on the Distribution Date and will be an unpaid employee of the Company until May 31, 1997.

     Jerry E. Robertson, Ph.D. Director of Manor Care since 1989; Retired; Executive Vice President, 3M Life Sciences Sector and Corporate Services from November 1986 to March 1994; Director: Allianz Life Insurance Company of North America, Cardinal Health, Inc., Coherent, Inc., Haemonetics Corporation, Life Technologies, Inc., Medwave, Inc., Project Hope and Steris Corporation.


     Prior to the Distribution Date, the directors of the Company are Stewart Bainum, Jr., James A. MacCutcheon, Senior Vice President, Chief Financial Officer and Treasurer of Manor Care and James H. Rempe, Senior Vice President, General Counsel and Secretary of Manor Care, and the only executive officer of the Company is Stewart Bainum, Jr. Following the Distribution, Stewart Bainum, Jr. will be chairman of the board of the Company and chairman of the board and chief executive officer of Manor Care. It is expected that he will devote 25% of his time to the Company and 75% of his time to Manor Care.



     Upon consummation of the Distribution, the Board of Directors is expected to consist of nine members. Following the Distribution Date, additional non-employee directors may be elected to the Board of Directors. The additional non-employee directors have not yet been determined. It is expected that the Board of Directors will hold five meetings during the fiscal year and that the standing committees of the Board will include the Audit Committee, the Finance Committee, the Compensation/Key Executive Stock Option Plan Committee and the Nominating Committee. The members of the committees have not yet been determined.


     The Compensation/Key Executive Stock Option Plan Committee will administer the Company's stock option plans and grant stock options thereunder, will review compensation of officers and key management employees, will recommend development programs for employees such as training, bonus and incentive plans, pensions and retirement, and will review other employee fringe benefit programs.

     The Finance Committee will review the financial affairs of the Company and will recommend financial objectives, goals and programs to the Board of Directors and to management.

     The Audit Committee will review the scope and results of the annual audit, will review and approve the services and related fees of the Company's independent public accountants, will review the Company's internal accounting controls and will review the Company's Internal Audit Department and its activities.

     The Nominating Committee will recommend to the Board of Directors the members to serve on the Board of Directors during the ensuing year. The Committee will not consider nominees recommended by stockholders.

     Prior to the Distribution, it is expected that the Company will adopt the Choice Hotels International, Inc. Non-Employee Director Stock Option and Deferred Compensation Stock Purchase Plan. Part A of the Plan provides that eligible non-employee directors will be granted options to purchase 5,000 shares of Common Stock on their date of election and will be granted options to purchase 1,000 shares on their date of election in subsequent calendar years. Part B of the Plan provides that eligible non-employee directors may elect, prior to May 31 of each year, to defer a minimum of 25% of committee fees earned during the ensuing fiscal year. The fees which are so deferred will be used to purchase Common Stock on the open market within 15 days after December 1, February 28 and May 31 of such fiscal year. Pending such purchases, the funds will be credited to an Interest Deferred Account, which will be interest bearing. Stock which is so purchased will be deposited in a Stock Deferred Account pending distribution in accordance with the Plan.

     Directors who will be employees of the Company will receive no separate remuneration for their services as directors. Pursuant to the Non-Employee Director Stock Compensation Plan to be adopted by the Company prior to the Distribution, eligible non-employee directors will receive annually, in lieu of cash, restricted stock of the Company, the fair market value of which at the time of grant will be equal to $30,000, which will represent the Board retainer and meeting fees. In addition, all non-employee directors will receive $1,610 per diem for Committee meetings attended, except where the Committee meeting is on the same day as a Board meeting, and will be reimbursed for travel expenses and other out-of-pocket costs incurred in attending meetings.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     As of May 31, 1995, Manor Care purchased from each of Mr. Hazard and Mr. Petitt 25 shares, representing one-half of their shares, of Choice Hotels common stock. In accordance with a formula contained in an agreement dated December 20, 1994, Manor Care paid to each of Messrs. Hazard and Petitt the sum of $13,683,704 for such shares. After the transaction, Messrs. Hazard and Petitt each owned 25 shares of Choice Hotels common stock and Manor Care owned 850 shares of Choice Hotels common stock. As of May 31, 1996, Manor Care purchased from each Mr. Hazard and Mr. Petitt his remaining 25 shares for a price of $15,197,946 to each of them. As of June 1, 1996, each of Mr. Hazard and Mr. Petitt has entered into an agreement with Manor Care and the Company, pursuant to which he will remain an unpaid employee of the Company until May 31, 1997 and options to purchase up to 5,000 shares of Manor Care Common Stock, which were previously granted and are presently outstanding, will vest ratably beginning June 1, 1996 and ending May 31, 1997. Pursuant to such agreements Mr. Hazard and Mr. Petitt have each waived the initial grants to non-employee directors under the Non-Employee Director Stock Compensation Plan.

     Upon consummation of the Distribution, certain management employees of the Lodging Business and of Manor Care will hold options to purchase shares of Company Common Stock. See "Relationship Between Manor Care and the Company After the Distribution -- Employee Benefits Allocation Agreement."

     For a discussion of certain contracts to be executed between the Company and Manor Care as of the Distribution Date, see "Relationship Between Manor Care and the Company After the Distribution." For a discussion of the historical financial relationship between the Company and Manor Care, see "Management's Discussion and Analysis of Financial Condition and Results of
Operation -- Liquidity and Capital Resources."

          SECURITY OWNERSHIP OF PRINCIPAL STOCKHOLDERS AND MANAGEMENT

     The following table sets forth the amount of Company Common Stock expected to be beneficially owned by (1) each director and director nominee of the Company, (2) the chief executive officer of the Company and the Named Officers,
(3) all officers and directors of the Company as a group and (4) all persons who will own beneficially more than 5% of Company Common Stock, based on the Manor Care Common Stock beneficially owned by such persons on September 9, 1996. Unless otherwise specified, the address for each of them is 10750 Columbia Pike, Silver Spring, Maryland 20901. On the Distribution Date, the holders of Manor Care Common Stock as of the Record Date will be entitled to receive one share of Company Common Stock for each share of Manor Care Common Stock. For purposes of the following table, it is assumed that all options held by the persons specified will be converted into options to purchase Company Common Stock. For a discussion of the treatment of outstanding options to purchase Manor Care Common Stock in connection with the Distribution, see "Relationship Between Manor Care and the Company After the Distribution -- Employee Benefits Allocation Agreement."


                                                   TOTAL SHARES OF            PERCENT OF SHARES
                                                 COMPANY COMMON STOCK            OUTSTANDING
                                                    EXPECTED TO BE              EXPECTED TO BE
             NAME OF BENEFICIAL OWNER             BENEFICIALLY OWNED          BENEFICIALLY OWNED
    -------------------------------------------  --------------------         ------------------
    Stewart Bainum, Jr. .......................       12,308,102(2)                  19.4%
    Stewart Bainum.............................       12,548,386(3)                  19.9%
    Barbara Bainum.............................        1,820,946(4)                   2.9%
    Antonio DiRico.............................            3,846(5)                     *
    William R. Floyd...........................               --(6)                    --
    Paul A. Gould..............................               --                       --
    Robert C. Hazard, Jr. .....................           36,884(7)                     *
    Richard B. Kaden...........................            6,210(8)                     *
    Donald J. Landry...........................           38,778(9)                     *
    James A. MacCutcheon.......................          116,234(10)                    *
    Frederic V. Malek..........................            2,666(11)                    *
    Gerald W. Petitt...........................           82,937(12)                    *
    Jerry E. Robertson, Ph.D. .................           15,980(13)                    *
    Barry L. Smith.............................           14,251(14)                    *
    All Directors and Officers as a Group (17
      persons).................................       27,000,140(15)                 42.4%
    Ronald Baron...............................        4,345,184(16)                  6.9%


---------------
  *  Less than 1% of class.

 (1) Percentages are based on 62,867,418 shares outstanding on September 9, 1996 plus, for each person, the shares which would be issued assuming that such person exercises all options it holds which are exercisable within 60 days thereafter.

 (2) Includes 91,752 shares owned directly by Mr. Bainum, Jr. Also includes 5,417,761 shares owned by Bainum Associates Limited Partnership ("Bainum Associates") and 4,415,250 shares owned by MC Investments Limited Partnership ("MC Investments"), in both of which Mr. Bainum, Jr. is managing general partner with the sole right to dispose of the shares. Authority to vote such shares is held by the voting general partner, Mr. B. Houston McCeney. Also includes 1,679,628 shares owned by Mid Pines Associates Limited Partnership ("Mid Pines"), in which Mr. Bainum, Jr. is managing general partner and has shared voting authority and 1,500 shares owned by the Foundation for Maryland's Future, in which Mr. Bainum, Jr. is the sole director. Mr. Bainum, Jr. has a direct or indirect pecuniary interest in 1,172,144 shares, 817,936 shares and 343,791 shares owned respectively by Bainum Associates, MC Investments and Mid Pines. Of the shares owned by Bainum Associates, MC Investments and Mid Pines, 999,523, 1,271,541 and 1,679,628 shares, respectively, are also included in the above table as owned beneficially by Stewart Bainum and Barbara Bainum, Mr. Bainum, Jr.'s father and sister, respectively. Also includes 700,000 shares which Mr. Bainum, Jr. has the right to acquire pursuant to stock options which are presently exercisable or which become exercisable within 60 days after September 9, 1996, and 1,504 shares and 707 shares, respectively, which Mr. Bainum, Jr. has the right to receive upon termination of his employment with the Company pursuant to the terms of the Manor Care, Inc. Retirement Savings and Investment Plan (the "Manor Care 401(k) Plan") and the Manor Care, Inc. Nonqualified Retirement Savings and Investment Plan (the "Manor Care Nonqualified Savings Plan"). Does not include shares owned by Realty Investment Company, Inc. and its subsidiaries ("Realty Investment"), a real estate investment and management company in which Mr. Bainum, Jr. owns, directly or indirectly, 25.0% of the outstanding common stock.

 (3) Includes 4,036,278 shares held directly by the Stewart Bainum Declaration of Trust, of which Mr. Bainum is the sole trustee and beneficiary; his joint interest in 1,053,860 shares owned by Bainum Associates and 1,370,069 shares owned by MC Investments, each of which is a limited partnership in which Mr. Bainum has joint ownership with his wife as a limited partner and as such has the right to acquire at any time a number of shares equal in value to the liquidation preference of their limited partnership interests; 3,567,869 shares held directly by Realty Investment, a real estate investment and management company controlled by Mr. Bainum and his wife; and 40,305 shares held by the Commonweal Foundation of which Mr. Bainum is Chairman of the Board of Directors and has shared voting authority. Also includes 798,711 shares held by the Jane L. Bainum Declaration of Trust, the sole trustee of which is Mr. Bainum's wife, and 1,679,628 shares owned by Mid Pines in which Mr. Bainum indirectly has shared voting authority. Does not include shares included in the table above as owned beneficially by Stewart Bainum, Jr., Mr. Bainum's son, or Ms. Barbara Bainum, Mr. Bainum's daughter, except those shares owned by Bainum Associates, MC Investments, Mid Pines and the Commonweal Foundation in which Mr. Bainum has a beneficial interest. Also does not include 94,500 shares held by his other two adult children.

 (4) Includes 101,013 shares owned directly by Ms. Bainum. Also includes 40,305 shares owned by the Commonweal Foundation, of which Ms. Bainum is President, Secretary and a member of the board, and with respect to which she has shared voting authority and 1,679,628 shares owned by Mid Pines, in which Ms. Bainum is a general partner and has shared voting authority. Shares owned by the Commonweal Foundation and Mid Pines are also included in the above table as owned beneficially by Stewart Bainum and Stewart Bainum, Jr., respectively. Does not include (i) shares owned by Bainum Associates in which Ms. Bainum is a limited partner, (ii) shares owned by MC Investments, in which Ms. Bainum is a limited partner, (iii) shares owned by Realty Investment, in which Ms. Bainum owns 8.3% of the outstanding common stock and (iv) shares owned directly or indirectly by Ms. Bainum's adult children or trusts for their benefit. Ms. Bainum is the daughter of Mr. Bainum and the sister of Mr. Bainum, Jr.

 (5) Includes 3,600 shares which Mr. DiRico has the right to acquire pursuant to stock options which are presently exercisable or which become exercisable within 60 days after September 9, 1996, 76 shares purchased by Mr. DiRico pursuant to the terms of the Manor Care 1995 Employee Stock Purchase Plan and 55 shares and 115 shares, respectively, which Mr. DiRico has the right to receive upon termination of his employment pursuant to the terms of the Manor Care 401(k) Plan and the Manor Care Nonqualified Savings Plan.


 (6) As of September 9, 1996, Mr. Floyd was not affiliated with the Company or Manor Care and did not officially own any shares. For a description of certain restricted stock and stock option awards to be granted to Mr. Floyd after the Distribution Date, see "Management -- Employment Agreements."



 (7) Includes 4,500 shares which Mr. Hazard has the right to acquire pursuant to stock options which are presently exercisable or which become exercisable within 60 days after September 9, 1996, and 113 shares and 415 shares, respectively, which Mr. Hazard has the right to receive upon termination of his employment pursuant to the terms of the Manor Care 401(k) Plan and the Manor Care Nonqualified Savings Plan.



 (8) Includes 5,934 shares which Mr. Kaden has the right to acquire pursuant to stock options which are presently exercisable or which become exercisable within 60 days after September 9, 1996, and 276 shares purchased by Mr. Kaden pursuant to the terms of the Manor Care Employee Stock Purchase Plan.


 (9) Includes 38,500 shares which Mr. Landry has the right to acquire pursuant to stock options which are presently exercisable or which become exercisable within 60 days after September 9, 1996, and 108 shares and 170 shares, respectively, which Mr. Landry has the right to receive upon termination of his employment pursuant to the terms of the Manor Care 401(k) Plan and the Manor Care Nonqualified Savings Plan.



(10) Includes 116,000 shares which Mr. MacCutcheon has the right to acquire pursuant to stock options which are presently exercisable or which become exercisable within 60 days after September 9, 1996, and 234 shares which Mr. MacCutcheon has the right to receive upon termination of his employment with the Company pursuant to the terms of the Manor Care 401(k) Plan.



(11) Includes 1,666 shares which Mr. Malek has the right to acquire pursuant to stock options which are presently exercisable or which become exercisable within 60 days after September 9, 1996.



(12) Includes 8,661 shares held in trust for minor children for which Mr. Petitt is trustee. Beneficial ownership of such shares is disclaimed. Also includes 4,500 shares which Mr. Petitt has the right to acquire pursuant to stock options which are presently exercisable or which become exercisable within 60 days after September 9, 1996 and 473 shares purchased by Mr. Petitt pursuant to the terms of the Manor Care, Inc. 1995 Employee Stock Purchase Plan (the "Manor Care Employee Stock Purchase Plan").



(13) Includes 1,666 shares which Mr. Robertson has the right to acquire pursuant to stock options which are presently exercisable or which become exercisable within 60 days after September 9, 1996, 814 shares acquired pursuant to the Manor Care, Inc. Non-Employee Director Stock Option and Deferred Compensation Stock Purchase Plan.



(14) Includes 14,000 shares which Mr. Smith has the right to acquire pursuant to stock options which are presently exercisable or which become exercisable within 60 days after September 9, 1996, and 86 shares and 165 shares, respectively, which Mr. Smith has the right to receive upon termination of his employment with the Company pursuant to the terms of the Manor Care 401(k) Plan and the Manor Care Nonqualified Savings Plan.



(15) Includes a total of 896,532 shares which the officers and directors included in the group have the right to acquire pursuant to stock options which are presently exercisable or which become exercisable within 60 days after September 9, 1996 and a total of 2,040 shares and 1,731 shares, respectively, which such directors and officers have the right to receive upon termination of their employment with the Company pursuant to the terms of the Manor Care 401(k) Plan and the Manor Care Nonqualified Savings Plan.



(16) As of June 18, 1996, based on a Schedule 13-D, as amended, filed by Mr. Baron with the Securities and Exchange Commission (the "Commission"). Mr. Baron's address is 450 Park Avenue, Suite 2800, New York, New York 10022.

                  DESCRIPTION OF CAPITAL STOCK OF THE COMPANY

     Under the Restated Certificate of the Company, which is attached as Appendix A to this Information Statement, the total number of shares of capital stock that the Company has authority to issue is 165,000,000, consisting of 160,000,000 shares of common stock, par value $.01 per share, and 5,000,000 shares of preferred stock (the "Preferred Stock"), par value $.01 per share.

     Based on the number of shares of Manor Care Common Stock outstanding on October 1, 1996, it is expected that 62,872,184 shares of the Company's Common Stock will be issued to stockholders of Manor Care in the Distribution. All the shares of the Company's Common Stock to be distributed to Manor Care stockholders in the Distribution will be fully paid and non-assessable.

COMMON STOCK

     The Restated Certificate designates a series of common stock consisting of 75,000,000 shares of common stock. The Company Common Stock being distributed on the Distribution Date is part of such series. Holders of the Company's Common Stock are entitled to receive, subject to preferences that may be applicable from time to time with respect to any outstanding Preferred Stock, such dividends as are declared by the Board of Directors of the Company, one vote for each share at all meetings of stockholders, and, subject to preferences that may be applicable from time to time with respect to any outstanding Preferred Stock, the remaining assets of the Company upon liquidation, dissolution or winding up of the Company. The Company is authorized to issue additional shares of common stock without further stockholder approval (except as may be required by applicable law or stock exchange regulations).

     With respect to the issuance of common shares of any additional series, the Board of Directors of the Company is authorized to determine, without any further action by the holders of the Company's Common Stock, among other things, the dividend rights, dividend rate, conversion rights, voting rights and rights and terms of redemption, as well as the number of shares constituting such series and the designation thereof. Should the Board of Directors of the Company elect to exercise its authority, the rights and privileges of holders of the Company's Common Stock could be made subject to rights and privileges of any such other series of common stock. The Company has no present plans to issue any common stock of a series other than the Company's Common Stock.

     See "Dividend Policy" for a description of the dividend policy of the Company after the Distribution.

PREFERRED STOCK

     The Company's Board of Directors is authorized to issue up to 5,000,000 shares of Preferred Stock without further stockholder approval (except as may be required by applicable law or stock exchange regulations) and to fix from time to time, by resolution or resolutions, the relative powers, preferences and rights and the qualifications, limitations or restrictions of any series of Preferred Stock, as well as the number of shares constituting such series and the designation thereof.

PREEMPTIVE RIGHTS

     Holders of shares of Company Common Stock have no preemptive rights.

         PURPOSES AND EFFECTS OF CERTAIN CHARTER AND BY-LAW PROVISIONS

GENERAL

     The provisions of the Restated Certificate and the By-Laws described in this section, and the ability to issue additional series of capital stock without a stockholder vote, may delay or make more difficult acquisitions of or changes of control of the Company not approved by the Company's Board of Directors. Such provisions enable the Company, particularly (but not exclusively) in the initial years of its existence as an independent, publicly owned company, to develop its business in a manner which will foster its long term growth without disruption caused by the threat of a takeover not deemed by its Board of Directors to be in the best interest of the Company and its stockholders.


     Pursuant to the Restated Certificate the affirmative vote of the holders of shares representing not less than two-thirds of the voting power of the Company is required for the approval of any proposal to merge or consolidate with any other entity (other than an entity 90% owned by the Company) or sell, lease or exchange all or substantially all of the Company's assets. In addition, among other things, the Restated Certificate provides that (i) stockholder action can be taken only at an annual or special meeting of stockholders and not by written consent in lieu of a meeting and (ii) special meetings of the stockholders may be called only by the Chairman or the Vice Chairman of the Board or by the Secretary of the Company within 10 calendar days after receipt of the written request of a majority of the total number of directors of the Company (assuming no vacancies) or, if there are no directors in office, by a majority vote of the stockholders. The Company's By-Laws require that stockholders desiring to bring any business, including nominations for directors, before an annual meeting of stockholders deliver written notice thereof to the Secretary of the Company not later than 60 days in advance of the meeting of stockholders; provided, however, that in the event that the date of the meeting is not publicly announced by the Company by press release or inclusion in a report filed with the Commission or furnished to stockholders more than 75 days prior to the meeting, notice by the stockholder to be timely must be delivered to the secretary of the Company not later than the close of business on the tenth day following the day on which such announcement of the date of the meeting was so communicated. The By-Laws further require that the notice by the stockholder set forth a description of the business to be brought before the meeting and the reasons for conducting such business at the meeting and certain information concerning the stockholder proposing such business and the beneficial owner, if any, on whose behalf the proposal is made, including their names and addresses, the class and number of shares of the Company that are owned beneficially and of record by each of them, and any material interest of either of them in the business proposed to be brought before the meeting. The recipient of a revocable proxy is not deemed to be a beneficial owner of the shares underlying such proxy, and the foregoing provisions do not affect the granting or receipt of a revocable proxy.


            LIABILITY AND INDEMNIFICATION OF OFFICERS AND DIRECTORS

ELIMINATION OF LIABILITY IN CERTAIN CIRCUMSTANCES

     Pursuant to authority conferred by Delaware General Corporation Law Section 102, the Restated Certificate provides that no director of the Company shall be liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director except for breach of the director's duty of loyalty to the Company or the stockholders, for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, for unlawful payment of dividends, unlawful stock redemptions or repurchases and for any transaction from which the director derived an improper personal benefit. This provision is intended to eliminate the risk that a director might incur personal liability to the Company or its stockholders for breach of the duty of care. The Restated Certificate also provides that if Delaware law is amended to further limit the liability of directors, then the liability of a director of the Company shall be further limited to the fullest extent permitted by Delaware law as so amended.

INDEMNIFICATION AND INSURANCE

     Delaware General Corporation Law Section 145 contains provisions permitting and, in some situations, requiring Delaware corporations, such as the Company, to provide indemnification to their officers and directors for losses and litigation expense incurred in connection with their service to the corporation in those capacities. The Restated Certificate contains provisions requiring indemnification by the Company of its directors and officers to the fullest extent permitted by law. Among other things, the Restated Certificate provides indemnification for officers and directors against liabilities for judgments in and settlements of lawsuits and other proceedings and for the advance and payment of fees and expenses reasonably incurred by the director or officer in defense of any such lawsuit or proceeding.

                             AVAILABLE INFORMATION

     The Company has filed with the Commission a Form 10 under the Securities Exchange Act of 1934, as amended (the "Exchange Act") with respect to the Company Common Stock described herein. This Information Statement does not contain all the information set forth in the Form 10 and exhibits thereto. For further information reference is made to the Form 10 and the exhibits thereto. When the Form 10 becomes effective, the Company will be subject to the informational requirements of the Exchange Act of 1934, as amended, and in accordance therewith will file reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at its principal offices at 450 Fifth Street, N.W., Washington, D.C. 20549, and at its regional offices at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such material may be obtained at prescribed rates from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of such site is (http://www. sec. gov). Application has been made to list the Company's Common Stock on the New York Stock Exchange and, if and when such shares commence trading on the New York Stock Exchange, such reports, proxy statements and other information concerning the Company will be available for inspection at the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

                     INDEX TO COMBINED FINANCIAL STATEMENTS

Report of Independent Public Accountants..............................................    F-2
Combined Balance Sheets as of May 31, 1995 and May 31, 1996 and August 31, 1996
  (Unaudited).........................................................................    F-3
Combined Statements of Income for the fiscal years ended May 31, 1994, May 31, 1995 and May 31, 1996, and for the three-month periods ended August 31, 1995 (Unaudited)
  and August 31, 1996 (Unaudited).....................................................    F-4
Combined Statements of Cash Flows for the fiscal years ended May 31, 1994, May 31,
  1995 and May 31, 1996, and for the three-month periods ended August 31, 1995
  (Unaudited) and August 31, 1996 (Unaudited).........................................    F-5
Notes to Combined Financial Statements................................................    F-6

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders of Manor Care, Inc.:

     We have audited the accompanying combined balance sheets of Choice Hotels Holdings, Inc. (a Delaware corporation), as described under "Basis of Presentation" in the Notes to Combined Financial Statements, as of May 31, 1995 and 1996, and the related combined statements of income and cash flows for each of the three years in the period ended May 31, 1996. These combined financial statements and the schedule referred to below are the responsibility of the Company's management. Our responsibility is to express an opinion on these combined financial statements and schedule based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the combined financial position of Choice Hotels Holdings, Inc. as of May 31, 1996 and 1995, and the combined results of their operations and their combined cash flows for each of the three years in the period ended May 31, 1996, in conformity with generally accepted accounting principles.

     Our audits were made for the purpose of forming an opinion on the basic combined financial statements taken as a whole. The schedule attached to the Company's Registration Statement on Form 10 as Exhibit 99.01 is presented for the purpose of complying with the Securities and Exchange Commission rules and is not part of the basic combined financial statements. This schedule has been subjected to the auditing procedures applied in the audit of the basic combined financial statements and, in our opinion, fairly states in all material respects the financial data required to be set forth therein in relation to the basic combined financial statements taken as a whole.

                                          Arthur Andersen LLP

Washington, D.C.,
June 28, 1996

                          CHOICE HOTELS HOLDINGS, INC.

                            COMBINED BALANCE SHEETS
                                 (IN THOUSANDS)

                                                                   MAY 31,
                                                            ---------------------     AUGUST 31,
                                                              1995         1996          1996
                                                            --------     --------     -----------
                                                                                      (UNAUDITED)
                                     ASSETS
CURRENT ASSETS
  Cash and cash equivalents...............................  $  2,088     $  4,142      $   4,635
  Receivables (net of allowance for doubtful accounts of
     $4,202, $4,825 and $5,782 (unaudited),
     respectively)........................................    21,946       30,619         37,228
  Inventories.............................................       289          757            623
  Current deferred income tax benefit.....................        --        1,266          1,266
  Prepaid expenses........................................     2,807        3,003          1,993
  Other...................................................       955        1,215          1,605
                                                            --------     --------      ---------
          Total current assets............................    28,085       41,002         47,350
                                                            --------     --------      ---------
PROPERTY AND EQUIPMENT, AT COST, NET OF ACCUMULATED
  DEPRECIATION............................................   257,156      299,527        315,447
                                                            --------     --------      ---------
LODGING FRANCHISE RIGHTS, NET OF ACCUMULATED
  AMORTIZATION............................................    61,565       58,676         57,953
                                                            --------     --------      ---------
GOODWILL, NET OF ACCUMULATED AMORTIZATION.................    32,128       59,839         61,984
                                                            --------     --------      ---------
OTHER ASSETS..............................................    12,541       32,260         29,472
                                                            --------     --------      ---------
                                                            $391,475     $491,304      $ 512,206
                                                            ========     ========      =========
                             LIABILITIES AND EQUITY
CURRENT LIABILITIES
  Current portion of mortgages and long term debt.........  $    639     $    669            684
  Accounts payable........................................    46,109       24,473         26,430
  Accrued expenses........................................    15,366       21,656         18,649
  Income taxes payable....................................       634        1,810          1,523
                                                            --------     --------      ---------
          Total current liabilities.......................    62,748       48,608         47,286
                                                            --------     --------      ---------
MORTGAGES AND OTHER LONG TERM DEBT........................    52,030       68,469         68,721
                                                            --------     --------      ---------
NOTES PAYABLE TO PARENT...................................   198,522      225,723        225,723
                                                            --------     --------      ---------
DEFERRED INCOME TAXES ($11,620, $0 AND $0 (UNAUDITED),
  RESPECTIVELY) AND OTHER LIABILITIES.....................    12,346          945            215
                                                            --------     --------      ---------
EQUITY
  Investments and advances from Parent....................    65,829      147,559        170,261
                                                            --------     --------      ---------
                                                            $391,475     $491,304      $ 512,206
                                                            ========     ========      =========

 The accompanying notes are an integral part of these combined balance sheets.

                          CHOICE HOTELS HOLDINGS, INC.

                         COMBINED STATEMENTS OF INCOME
                                 (IN THOUSANDS)

                                                                                        THREE MONTHS ENDED
                                                          YEAR ENDED MAY 31,                AUGUST 31,
                                                    ------------------------------   -------------------------
                                                      1994       1995       1996        1995          1996
                                                    --------   --------   --------   -----------   -----------
                                                                                     (UNAUDITED)   (UNAUDITED)
REVENUES
  Franchise.......................................  $165,581   $188,021   $219,164     $60,299      $  69,727
  Hotel operations................................    74,183    114,514    155,709      39,081         49,653
                                                    --------   --------   --------     -------      ---------
         Total revenues...........................   239,764    302,535    374,873      99,380        119,380
                                                    --------   --------   --------     -------      ---------
OPERATING EXPENSES
  Franchise marketing.............................    45,373     45,510     49,658      13,707         15,291
  Franchise reservations..........................    26,685     28,738     35,677       9,164         11,876
  Hotel operations................................    60,062     84,711    106,120      25,170         31,153
  Selling, general and administration expenses....    57,081     69,676     83,267      20,935         22,356
  Depreciation and amortization...................    17,521     21,841     26,026       6,040          6,940
  Provision for asset impairment and
    restructuring.................................        --         --     33,335          --             --
                                                    --------   --------   --------     -------      ---------
         Total operating expenses.................   206,722    250,476    334,083      75,016         87,616
                                                    --------   --------   --------     -------      ---------
INCOME BEFORE OTHER EXPENSES AND INCOME TAXES.....    33,042     52,059     40,790      24,364         31,764
                                                    --------   --------   --------     -------      ---------
OTHER EXPENSES
  Interest expense on notes payable to Parent.....    10,665     15,492     19,673       4,612          5,079
  Minority interest...............................     1,476      2,200      1,532         383             --
  Other interest and other expenses, net..........     3,223      4,412      3,727         797            788
                                                    --------   --------   --------     -------      ---------
         Total other expenses.....................    15,364     22,104     24,932       5,792          5,867
                                                    --------   --------   --------     -------      ---------
Income before income taxes........................    17,678     29,955     15,858      18,572         25,897
Income taxes......................................     8,019     13,144      7,400       7,658         10,500
                                                    --------   --------   --------     -------      ---------
Net Income........................................  $  9,659   $ 16,811   $  8,458     $10,914      $  15,397
                                                    ========   ========   ========     =======      =========

         The accompanying notes are an integral part of these combined statements of income.

                          CHOICE HOTELS HOLDINGS, INC.

                       COMBINED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                                          THREE MONTHS ENDED
                                                           YEARS ENDED MAY 31,                AUGUST 31,
                                                     -------------------------------   -------------------------
                                                       1994       1995       1996         1995          1996
                                                     --------   --------   ---------   -----------   -----------
                                                                                       (UNAUDITED)   (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income.........................................  $  9,659   $ 16,811   $   8,458    $  10,914     $  15,397
  Reconciliation of net income to net cash provided
    by operating activities:
    Depreciation and amortization..................    17,521     21,841      26,026        6,040         6,940
    Amortization of debt discount..................        74        171          34            8             7
    Provision for bad debts........................     3,360        906         974        2,212         1,032
    (Decrease) increase in deferred taxes..........     3,328        827     (12,885)      (2,363)           --
    Gain on sale of operating hotel................        --         --         584           --            --
    Provision for asset impairment.................        --         --      28,160           --            --
  Change in assets and liabilities (excluding sold
    hotels and acquisitions):
    Change in receivables..........................     1,063     (4,529)     (9,647)      (4,404)       (7,641)
    Change in inventories and other current
      assets.......................................      (340)     3,748      (1,047)      (5,645)          754
    Change in current liabilities..................     8,457      5,691      11,153          100        (1,050)
    Change in income taxes payable.................        --        634       1,176          260          (287)
    Change in other liabilities....................     1,454      1,803       1,750       (8,555)         (730)
                                                     --------   --------   ---------     --------      --------
         NET CASH PROVIDED (UTILIZED) BY OPERATING
           ACTIVITIES..............................    44,576     47,903      54,736       (1,433)       14,422
                                                     --------   --------   ---------     --------      --------
CASH FLOWS FROM INVESTING ACTIVITIES
  Investment in property and equipment.............   (17,939)   (34,889)    (47,443)      (7,683)      (16,405)
  Acquisition of operating hotels..................   (44,200)   (59,766)    (49,617)      (6,922)           --
  Acquisition of a hotel chain.....................   (10,400)        --          --           --            --
  Proceeds from sale of operating hotels...........     7,200         --       5,479           --            --
  Purchase of minority interest....................        --         --     (55,269)     (27,367)           --
  Investment in Friendly Hotels, PLC...............        --         --     (17,069)          --            --
  Other items, net.................................    (3,788)     1,595      (5,722)      (1,124)         (172)
                                                     --------   --------   ---------     --------      --------
         NET CASH UTILIZED BY INVESTING
           ACTIVITIES..............................   (69,127)   (93,060)   (169,641)     (43,096)      (16,577)
                                                     --------   --------   ---------     --------      --------
CASH FLOWS FROM FINANCING ACTIVITIES
  Proceeds from mortgages and other long-term
    debt...........................................     5,079     15,567      17,296           --           850
  Principal payments of debt.......................    (1,993)   (16,382)       (810)      (1,387)         (590)
  Proceeds from notes payable to Parent............    68,361     51,461      27,201           --            --
  Cash transfers (to) from Parent, net.............   (45,198)    (6,190)     73,272       47,101         2,388
                                                     --------   --------   ---------     --------      --------
         NET CASH PROVIDED BY FINANCING
           ACTIVITIES..............................    26,249     44,456     116,959       45,714         2,648
                                                     --------   --------   ---------     --------      --------
Net change in cash and cash equivalents............     1,698       (701)      2,054        1,185           493
Cash and cash equivalents at beginning of period...     1,091      2,789       2,088        2,088         4,142
                                                     --------   --------   ---------     --------      --------
CASH AND CASH EQUIVALENTS AT END OF
  PERIOD...........................................  $  2,789   $  2,088   $   4,142    $   3,273     $   4,635
                                                     ========   ========   =========     ========      ========

      SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES
                                  (UNAUDITED)

     During August 1996, Manor Care transferred to the Company title to a building, related land and furniture and fixtures with a book value of $4,917,000. The property will be converted to an operating hotel.

    The accompanying notes are an integral part of these combined statements of cash flows.

                     NOTES TO COMBINED FINANCIAL STATEMENTS

                   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

     On March 7, 1996, Manor Care, Inc., ("Manor Care") announced its intention to proceed with the separation of its lodging business from its health care business via a spin-off of its lodging business (the "Distribution"). Manor Care's Board of Directors voted to approve, in principle, the Distribution subject to receipt of other approvals and consents and satisfactory implementation of the arrangements for the Distribution. Manor Care intends to consummate the Distribution in the second quarter of fiscal year 1997 through a special dividend to its shareholders of one share of common stock of Choice Hotels Holdings, Inc. (the "Company") for each share of Manor Care common stock. The Distribution is conditional upon certain matters, including declaration of the special dividend by Manor Care's Board of Directors.

     Manor Care has received a ruling from the Internal Revenue Service that the Distribution will be tax-free. The Company was formed on June 27, 1996 to facilitate the proposed Distribution of Manor Care's lodging operations. Upon consummation of the Distribution, the Company will change its name to Choice Hotels International, Inc. The operations of the Company will consist principally of the hotel franchise operations and the owned and managed hotel operations formerly conducted by Manor Care directly or through Manor Care's subsidiaries (the "Lodging Business"). As of May 31, 1996, the Company had franchise agreements with 3,052 hotels operating in 30 countries principally under the following brand names: Comfort, Clarion, Sleep, Quality, Rodeway and Econo Lodge. The Company also owns and manages, under its six principal brand names, 79 hotels in 25 states, as well as in Germany, France and England.

     The combined financial statements present the financial position, results of operations and cash flows of the Company as if it were formed as a separate entity of Manor Care which conducted the Lodging Business for all periods presented. Manor Care's historical basis in the assets and liabilities of the Company has been carried over to the combined financial statements. All material intercompany transactions and balances between the Company and its subsidiaries have been eliminated. Changes in the investments and advances from Parent represent the net income of the Company plus the net change in cash transferred between the Company and Manor Care.

     An analysis of the activity in the "Investments and advances from Parent" account for the three years ended May 31, 1996 and the quarter ended August 31, 1996 is as follows:

                                                                                (IN
                                                                             THOUSANDS)
    Balance, May 31, 1993..................................................   $ 90,747
    Cash transfers to Parent, net..........................................    (45,198)
    Net income.............................................................      9,659
                                                                            ------------
    Balance, May 31, 1994..................................................     55,208
    Cash transfers to Parent, net..........................................     (6,190)
    Net income.............................................................     16,811
                                                                            ------------
    Balance, May 31, 1995..................................................     65,829
    Cash transfers from Parent, net........................................     73,272
    Net income.............................................................      8,458
                                                                            ------------
    Balance, May 31, 1996..................................................    147,559
    Cash transfers from Parent, net (Unaudited)............................      2,388
    Transfer of property and equipment (Unaudited).........................      4,917
    Net income (Unaudited).................................................     15,397
                                                                            ------------
    Balance, August 31, 1996 (Unaudited)...................................   $170,261
                                                                            ============

     The average balance of the investments and advances from Parent was $73.0 million, $60.5 million, $107.0 million and $150.9 million (unaudited) for fiscal years 1994, 1995, 1996, and the quarter ended August 31, 1996, respectively.

PRO FORMA INCOME PER SHARE (UNAUDITED)

     Per share data is not presented on a historical basis because the Company was not a publicly-held company during the periods presented. Pro forma income per share for fiscal year 1996 and the three months ended August 31, 1996, after giving effect to the transactions described in the pro forma combined financial statements, would have been $0.12 and $0.24, respectively. The pro forma income per common share is computed by dividing pro forma net income by the pro forma weighted average number of outstanding common shares, aggregating 62.6 million and 63.0 million in fiscal year 1996 and the three months ended August 31, 1996, respectively. The pro forma weighted average number of outstanding common shares is based on Manor Care's weighted average number of outstanding common shares.

PROPERTY AND EQUIPMENT

     The components of property and equipment at the respective dates presented in the combined balance sheets were:

                                                                           MAY 31,
                                                                   -----------------------
                                                                     1995           1996
                                                                   --------       --------
                                                                       (IN THOUSANDS)
    Land.........................................................  $ 35,676       $ 45,459
    Building and improvements....................................   206,510        227,611
    Capitalized leases...........................................     6,244          6,244
    Furniture, fixtures and equipment............................    61,452         65,369
    Hotels under construction....................................     8,077         18,224
                                                                   --------       --------
                                                                    317,959        362,907
    Less: Accumulated depreciation...............................   (60,803)       (63,380)
                                                                   --------       --------
                                                                   $257,156       $299,527
                                                                   ========       ========

     Depreciation has been computed for financial reporting purposes using the straight-line method. A summary of the ranges of estimated useful lives upon which depreciation rates have been based follows:

    Building and improvements...............................................   10-40 years
    Furniture, fixtures and equipment.......................................    3-20 years

     Accumulated depreciation includes $3.3 million at May 31, 1995 and $3.5 million at May 31, 1996 relating to capitalized leases. Capitalized leases are amortized on a straight-line basis over the lesser of the lease term or the remaining useful lives of the leased properties.

MINORITY INTEREST

     Prior to May 31, 1996, certain members of the Company's management had a minority ownership interest in Choice Hotels International, Inc., a majority owned subsidiary. Amounts reflected as minority interest represent the minority owners' share of income in Choice Hotels International, Inc. As of May 31, 1996, the Company had repurchased all of the outstanding minority ownership interest from management.

GOODWILL

     Goodwill primarily represents an allocation of the excess purchase price of the stock of Choice Hotels International, Inc. over the recorded minority interest. Goodwill is being amortized over 40 years. Such amortization amounted to $343,000 in each of the years ended May 31, 1994 and 1995 and $854,000 in the year ended May 31, 1996. Goodwill is net of accumulated amortization of $1.9 million and $2.8 million at May 31, 1995 and 1996, respectively.

DEFERRED DEVELOPMENT COSTS

     Included in other assets are deferred costs of $934,000 and $172,000, net of accumulated amortization, as of May 31, 1995 and 1996, respectively, associated with the development of a computerized reservation system and other related systems. These costs are being amortized over five years. Such amortization amounted to approximately $1.0 million for the fiscal years ended May 31, 1994 and 1995, and $762,000 for the fiscal year ended May 31, 1996. Deferred development costs are net of accumulated amortization of $4.2 million and $372,000 at May 31, 1995 and 1996, respectively.

FRANCHISE RIGHTS

     Franchise rights are an intangible asset and represent an allocation in purchase accounting for the value of long-term franchise contracts. The majority of the balance resulted from the Econo Lodge and Rodeway acquisitions made in fiscal year 1991. Franchise rights acquired are amortized over an average life of twenty-six years. Amortization expense amounted to $2.9 million for each of the years ended May 31, 1994, 1995 and 1996. Franchise rights are net of accumulated amortization of $8.5 million and $11.4 million at May 31, 1995 and 1996, respectively.

     The Company evaluates the recoverability of franchise rights no less than annually, based on net, undiscounted expected cash flows associated with these franchises. Such rights are considered to be impaired if the net, undiscounted expected cash flows are less than the carrying amount of the asset. Impairment charges are recorded based upon the difference between the carrying value of the asset and the expected net cash flows, discounted at an appropriate interest rate.

SELF-INSURANCE PROGRAM

     Prior to the Distribution, the Company participated in Manor Care's self-insurance program for certain levels of general and professional liability, automobile liability and workers' compensation coverage. The estimated costs of these programs are accrued at present values based on actuarial projections for known and anticipated claims. All accrued self-insurance costs have been treated as paid to Manor Care, and as such, amounts paid to Manor Care have been charged directly to investments and advances from Parent. Subsequent to the Distribution, the Company will establish and maintain its own insurance program.

FRANCHISE REVENUES

     The Company enters into numerous franchise agreements committing to provide licensees with various marketing services, a centralized reservation system and limited rights to utilize the Company's registered tradenames. These agreements are typically for a period of twenty years, with certain rights to the franchisee to terminate after 10 or 15 years. The Company has no significant financial commitments to its franchisees.

     Royalty fees, based on gross room revenues of each franchisee, are recorded when earned. Reserves for uncollectible accounts are charged to bad debt expense and included in selling, general and administration expenses in the accompanying combined statements of income.

     The Company assesses franchisees monthly fees related to marketing and reservations which are expended for national advertising, marketing, and selling activities and the operation of a centralized reservation system.

CAPITALIZATION POLICIES

     Major renovations and replacements are capitalized to appropriate property and equipment accounts. Upon sale or retirement of property, the cost and related accumulated depreciation are eliminated from the accounts and the related gain or loss is taken into income. Maintenance, repairs and minor replacements are charged to expense.

     Construction overhead and costs incurred to ready a project for its intended use are capitalized for major development projects and are amortized over the lives of the related assets. Personnel recruitment and training costs related to hotels under construction are deferred until construction is completed and then amortized over two years. Costs of approximately $359,000, $585,000 and $2.6 million were capitalized in each of the fiscal years ended May 31, 1994, 1995 and 1996, respectively.

     The Company capitalizes interest on borrowings applicable to hotels under construction. Capitalized interest for the years ended May 31, 1994, 1995 and 1996 amounted to $117,000, $197,000 and $753,000, respectively.

FOREIGN OPERATIONS

     The Company accounts for foreign currency translation in accordance with SFAS No. 52, "Foreign Currency Translation." Revenues generated by foreign operations for the fiscal years ended May 31, 1994, 1995 and 1996 were $21.2 million, $29.2 million and $29.9 million, respectively. Losses were generated by foreign operations for the fiscal years ended May 31, 1994, 1995 and 1996 of $5.5 million, $5.7 million and $19.3 million, respectively. Losses generated by foreign operations for fiscal year 1996 include $15.0 million relating to a provision for asset impairment and restructuring. Translation gains and losses are recorded in the cumulative translation adjustment account included in Investments and advances from Parent in the accompanying combined balance sheets as follows:

                                                                           (IN THOUSANDS)
    Balance, May 31, 1993.........................................             $   352
    Net adjustments...............................................                (383)
                                                                               -------
    Balance, May 31, 1994.........................................                 (31)
    Net adjustments...............................................                 740
                                                                               -------
    Balance, May 31, 1995.........................................                 709
    Net adjustments...............................................              (2,459)
                                                                               -------
    Balance, May 31, 1996.........................................             $(1,750)
                                                                               =======

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

UNAUDITED INTERIM FINANCIAL STATEMENTS

     The accompanying combined balance sheet as of August 31, 1996 and the combined statements of income and cash flows for the three month periods ended August 31, 1995 and August 31, 1996 have been prepared by the Company without audit. Certain information and footnote disclosures normally included in financial statements presented in accordance with generally accepted accounting principles have been omitted. The Company believes the disclosures made are adequate to make the information presented not misleading. In the opinion of the Company, the accompanying unaudited combined financial statements reflect all adjustments, including only normal recurring adjustments, necessary to present fairly the financial position of the Company at August 31, 1996 and the results of operations and cash flows for the three months ended

August 31, 1995 and August 31, 1996. Interim results are not necessarily indicative of fiscal year performance because of the impact of seasonal variations.

                                  INCOME TAXES

     The Company is included in the consolidated federal income tax return of Manor Care. The income tax provision included in these combined financial statements reflects the historical income tax provision and temporary differences attributable to the operations of the Company on a separate return basis. Deferred taxes are recorded for the tax effect of temporary differences between book and tax income.

     Income before income taxes for the fiscal years ended May 31, 1994, 1995 and 1996 were derived from the following:

                                                               1994       1995       1996
                                                             --------   --------   --------
                                                                     (IN THOUSANDS)
    Income before income taxes
      Domestic operations..................................  $ 26,812   $ 39,329   $ 47,682
      Foreign operations...................................    (9,134)    (9,374)   (31,824)
                                                             --------   --------   --------
         Combined income before income taxes...............  $ 17,678   $ 29,955   $ 15,858
                                                             ========   ========   ========

     Income before income taxes for domestic operations and foreign operations for fiscal year 1996 includes provisions of $8.5 million and $24.8 million, respectively, for asset impairment and restructuring.

     The income tax provisions for fiscal years 1994, 1995 and 1996 were accounted for under Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." The provisions for income taxes follows for the fiscal years ended May 31:

                                                                1994      1995       1996
                                                               -------   -------   --------
                                                                      (IN THOUSANDS)
    Current tax (benefit) expense
      Federal................................................  $ 7,683   $13,756   $ 19,978
      Foreign................................................   (3,608)   (3,703)    (2,792)
      State..................................................      941     2,231      3,729
    Deferred tax (benefit) expense
      Federal................................................    2,537       745     (3,071)
      Foreign................................................       --        --     (9,778)
      State..................................................      466       115       (666)
                                                                ------   -------   --------
                                                               $ 8,019   $13,144   $  7,400
                                                                ======   =======   ========

     Included in the 1994 tax provision is a charge of $156,000 due to the impact of the change in the tax rates on prior periods.

     Deferred tax assets (liabilities) are comprised of the following at May 31:

                                                                1994       1995      1996
                                                              --------   --------   -------
                                                                     (IN THOUSANDS)
    Depreciation and amortization...........................  $(11,289)  $(11,760)  $  (236)
    Prepaid expenses........................................    (1,412)    (1,386)   (1,550)
    Foreign operations......................................      (710)        --        --
    Other...................................................    (2,147)    (2,202)   (2,112)
                                                              --------   --------   -------
    Gross deferred tax liabilities..........................   (15,558)   (15,348)   (3,898)
                                                              --------   --------   -------
    Foreign operations......................................        --      1,086     1,931
    Accrued expenses........................................     2,893      1,393     3,757
    Net operating loss......................................     1,242      1,031       820
    Other...................................................       776        218       556
                                                              --------   --------   -------
    Gross deferred tax assets...............................     4,911      3,728     7,064
                                                              --------   --------   -------
              Net deferred (benefit) tax....................  $(10,647)  $(11,620)  $ 3,166
                                                              ========   ========   =======

     A reconciliation of income tax expense at the statutory rate to income tax expense included in the accompanying combined statements of income follows:

                                                                   1994     1995      1996
                                                                  ------   -------   ------
                                                                    (IN THOUSANDS, EXCEPT
                                                                       FEDERAL INCOME
                                                                          TAX RATE)
    Federal income tax rate.....................................      35%       35%      35%
    Federal taxes at statutory rate.............................  $6,187   $10,484   $5,552
    State income taxes, net of Federal tax benefit..............     914     1,525      860
    Other.......................................................     918     1,135      988
                                                                  ------   -------   ------
    Income tax expense..........................................  $8,019   $13,144   $7,400
                                                                  ======   =======   ======

     Cash paid for state income taxes was $595,000, $571,000 and $1,586,000 for the years ended May 31, 1994, 1995 and 1996, respectively. Federal income taxes were paid by Manor Care.

                                ACCRUED EXPENSES

     Accrued expenses at May 31, 1995 and 1996 were as follows:

                                                                          1995      1996
                                                                         -------   -------
                                                                          (IN THOUSANDS)
    Payroll............................................................  $ 6,284   $ 8,670
    Taxes, other than income...........................................    2,981     3,426
    Other..............................................................    6,101     9,560
                                                                         -------   -------
                                                                         $15,366   $21,656
                                                                         =======   =======

                       MORTGAGES AND OTHER LONG TERM DEBT

     Maturities of mortgages and other long term debt at May 31, 1996 were as follows:

        FISCAL YEAR                                                      (IN THOUSANDS)
        -----------
        1997...........................................................      $   669
        1998...........................................................          414
        1999...........................................................          442
        2000...........................................................          599
        2001...........................................................          646
        2002 to 2009...................................................       66,368
                                                                             -------
                                                                             $69,138
                                                                             =======

     Long term debt, consisting of foreign currency borrowings under Manor Care's $250 million competitive advance and multi-currency revolving credit facility, mortgages and capital leases was net of discount of $146,000 and $112,000 at May 31, 1995 and 1996, respectively. Amortization of discount was $74,000 in 1994, $171,000 in 1995 and $34,000 in 1996.

     During fiscal year 1996, interest rates on mortgages and other long term debt ranged from 5.8% to 10.0%. The effective interest rate in fiscal year 1996 was 7.2%.

     The Company is a co-guarantor with Manor Care and other affiliates for the $250 million competitive advance and multi-currency revolving credit facility. The facility provides that up to $75.0 million is available in foreign currency borrowings under the foreign currency portion of the facility. The Company's borrowings under this facility amounted to $50.6 million at May 31, 1996. The Company is charged interest for amounts borrowed under the foreign currency portion of the facility at one of several interest rates, including LIBOR plus
26.25 basis points. In connection with the Distribution, the Company intends to secure financing to repay the Company's portion of borrowings under Manor Care's foreign currency portion of the facility. Upon repayment, it is anticipated that the Company will be released from all liabilities and guarantees relating to the Manor Care credit facility.

     At May 31, 1996, owned property with a net book value of $2.8 million was pledged or mortgaged as collateral.

                                     LEASES

     The Company operates certain property and equipment under leases, some with purchase options that expire at various dates through 2051. Future minimum lease payments are as follows:

                                                                       OPERATING   CAPITALIZED
                                                                        LEASES       LEASES
                                                                       ---------   -----------
                                                                           (IN THOUSANDS)
    1997.............................................................    $  545       $  771
    1998.............................................................       370          568
    1999.............................................................       296          500
    2000.............................................................       186          500
    2001.............................................................       172          500
    Thereafter.......................................................     6,477          613
                                                                          -----       ------
              Total minimum lease payments...........................    $8,046       $3,452
                                                                         ======
    Less: Amount representing interest...............................                   (817)
                                                                                      ------
    Present value of lease payments..................................                  2,635
    Less: Current portion............................................                   (532)
                                                                                      ------
    Lease obligations included in long term debt.....................                 $2,103
                                                                                      ======

     Rental expense under noncancellable operating leases was $738,000 in 1994, $721,000 in 1995 and $563,000 in 1996.

                         ACQUISITIONS AND DIVESTITURES

     On May 31, 1995, Manor Care repurchased one-half of the 11% interest held by its management in Choice Hotels International Inc. Approximately $19.8 million was allocated to goodwill; the purchase cost of $27.4 million was paid in June and July 1995. On May 31, 1996, the Company repurchased the remaining 5.5% minority interest in Choice Hotels International, Inc. for $27.9 million. Approximately $26.4 million was allocated to goodwill.

     During fiscal year 1996, the Company purchased 16 operating hotels containing over 1,900 rooms for $49.6 million. The Company also sold two operating hotels for $6.5 million. In addition, the Company purchased an equity interest in Friendly Hotels, PLC, a U.K. hotel company, for approximately $17 million.

     During fiscal year 1995, the Company purchased 16 operating hotels containing over 2,300 rooms for $59.8 million.

     During fiscal year 1994, the Company purchased 13 operating hotels containing over 1,900 rooms for $44.2 million. An additional $10.4 million was spent to acquire a hotel chain (Resthotel Primevere) operating primarily in France. The Company also sold a hotel for $7.2 million.

     Unless otherwise noted, acquisitions are accounted for as a purchase. Approximately 70% of the total costs for hotel acquisitions are allocated to buildings, approximately 20% to land and the remainder to furniture, fixtures and equipment.

     Unaudited summary pro forma income statement data for the three fiscal years ended May 31, 1996 assuming the above purchases of operating hotels occurred at the beginning of the year immediately preceding the year each purchase occurred, are as follows:

                                                               1994       1995       1996
                                                             ---------  ---------  ---------
                                                                       (UNAUDITED)
                                                                     (IN THOUSANDS)
    Revenues...............................................   $285,735   $347,401   $387,819
                                                              ========   ========   ========
    Net income.............................................     $8,339    $16,865     $8,772
                                                                ------   --------     ------
                                                                ------   --------     ------
    Pro forma net income per share.........................      $0.14      $0.27      $0.14
                                                                 -----      -----      -----
                                                                 -----      -----      -----

     The pro forma net income per share is computed by dividing pro forma net income by the pro forma weighted average number of outstanding common shares, aggregating 60.5 million in 1994, 62.5 million in 1995 and 62.6 million in 1996. The pro forma weighted average number of outstanding common shares is based on Manor Care's weighted average number of outstanding common shares.

                          TRANSACTIONS WITH MANOR CARE

     Indebtedness related to lodging acquisitions and renovations that is reflected as notes payable to Parent in the accompanying combined balance sheets totaling $198.5 million and $225.7 million at May 31, 1995 and 1996, respectively, is due three years from the date of the Distribution. Interest expense on these notes for the years ended May 31, 1994, 1995 and 1996 was $10.7 million, $15.5 million and $19.7 million, respectively. Interest is charged at an annual rate of 9% on the indebtedness.

     It is expected that on or prior to the Distribution Date, the Company and a subsidiary of Manor Care will enter into a loan agreement, which shall govern the repayment by the Company of an aggregate of $225.7 million previously advanced to the Company by Manor Care. The loan agreement will contain a number of covenants that will, among other things, restrict the ability of the Company and its subsidiaries to make certain investments, incur debt, change its line of business, dispose of assets, create liens, sell receivables, enter into transactions with affiliates and otherwise restrict certain corporate activities. The loan agreement will also restrict the Company's ability to pay dividends. In addition, the loan agreement will contain, among other financial covenants, requirements that the Company maintain specified financial ratios, including maximum leverage and minimum interest coverage. The loan may be prepaid in whole or in part, together with accrued interest, without penalty, at the option of the Company. The Company will be required to prepay the loan with the proceeds from the monetization of Company-owned hotels.

     The Company participates in a cash concentration system with Manor Care and as such maintains no significant cash balances or banking relationships. Substantially all cash received by the Company has been immediately deposited in and combined with Manor Care's corporate funds through its cash management system. Similarly, operating expenses, capital expenditures and other cash requirements of the Company have been paid by Manor Care and charged to the Company. The net result of all of these intercompany transactions, with the exception of amounts relating to the acquisition of Company operated hotels that are reflected in the combined balance sheets as notes payable to Parent, are included in investments and advances from Parent in the combined balance sheets.

     Manor Care provides various services to the Company including, among others, cash management, payroll and payables processing, employee benefit plans, insurance, legal, accounting, tax, information systems and certain administrative services, as required. Manor Care charges the Company fees for general management, staff support and rental of office space on the basis of such factors as employee time incurred and square footage. This is essentially the same basis Manor Care utilizes to charge its other operating entities for such services. General corporate expenses of $5.5 million, $6.3 million and $7.4 million, respectively, were charged to operations for the years ended May 31, 1994, 1995 and 1996. Management believes that the foregoing charges are reasonable allocations of the costs incurred by Manor Care on the Company's behalf. The Company has estimated that general and administrative expenses incurred annually will increase by approximately $4.1 million after the Distribution.

     For purposes of providing an orderly transition after the Distribution, Manor Care and the Company will enter into various agreements, including, among others, a Distribution Agreement, Tax Sharing Agreement, Corporate Services Agreement and Employee Benefits Allocation Agreement. Effective at the Distribution, these agreements will provide, among other things, that the Company (i) will receive certain corporate and support services, such as accounting, tax and computer systems support, (ii) will establish pension, profit sharing and incentive plans similar to those in place at Manor Care and
(iii) will receive certain risk management services and other miscellaneous administrative services. These agreements will extend for a maximum period of 30 months from the Distribution date or until such time as the Company has arranged to provide such services in-house or through another unrelated provider of such services.

                         COMMITMENTS AND CONTINGENCIES

     The Company is a defendant in a number of lawsuits arising in the ordinary course of business. In the opinion of management and general counsel to the Company, the ultimate outcome of such litigation will not have a material adverse effect on the Company's business, financial position or results of operations.


     As of May 31, 1996, the Company had contractual commitments of $15.1 million relating to its construction program.


                  PENSION, PROFIT SHARING AND INCENTIVE PLANS

     Bonuses accrued for key executives of the Company under incentive compensation plans were $2.6 million in 1994, $1.7 million in 1995 and $1.2 million in 1996.

     Employees of the Company participate in retirement plans sponsored by the Parent. Costs allocated to the Company are based on the size of its payroll relative to the Parent's payroll. Costs allocated to the Company were approximately $1.0 million in 1994, $1.2 million in 1995 and $1.4 million in 1996.

                      FAIR VALUE OF FINANCIAL INSTRUMENTS

     The Company is required to disclose the fair value of its financial instruments in accordance with Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments." Fair values of material balances were determined by using market rates currently available.

     The balance sheet carrying amount of cash, cash equivalents and receivables approximate fair value due to the short term nature of these items. Mortgages and other long term debt consist of bank loans, mortgages and capital leases. Interest rates on bank loans adjust frequently based on current market rates; accordingly, the carrying amount of bank loans is equivalent to fair value. The carrying amounts for mortgages, capital leases and notes payable to Parent approximate fair market values.

                PROVISION FOR ASSET IMPAIRMENT AND RESTRUCTURING

     The Company regularly reviews the recoverability of the net carrying value of its long-lived assets (including goodwill related to franchise rights) and makes adjustments accordingly. The Company performs this review no less than annually and considers such factors as the current market value of assets, and the operating results and cash flows of business units. An asset is considered to be impaired if the expected net, undiscounted cash flows are less than the carrying amount of an asset. Impairment charges are recorded based on the fair value of the assets.

     During fiscal year 1996, the Company began restructuring its European operations. This restructuring effort included the purchase of an equity interest in Friendly Hotels, PLC and a reevaluation of key geographic markets in Europe. In connection with this restructuring, the Company performed a review of its European operations and in May 1996 recognized a $17.0 million non-cash charge (net of an $11.1 million income tax benefit) against earnings related primarily to the impairment of assets associated with certain European hotel operations.

     In addition, the Company recognized a restructuring charge of $3.1 million (net of a $2.1 million income tax benefit) in May 1996. Restructuring costs include severance and employee benefit plan restructuring costs and other costs directly associated with the Distribution.

                 IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

     The Company is required to adopt SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," no later than fiscal year 1997. The Company's current policy is to regularly review the recoverability of the net carrying value of its long-lived assets and make adjustments accordingly. The adoption of SFAS No. 121 is not expected to have a material impact on the Company's financial statements.

     The Company is required to adopt SFAS No. 123, "Accounting for Stock-Based Compensation," no later than fiscal year 1997. Management expects to adopt SFAS No. 123 utilizing the method which provides for disclosure of the impact of stock-based compensation grants.

                          SUMMARY OF QUARTERLY RESULTS
                                 (IN THOUSANDS)
                                  (UNAUDITED)

                                                                     INCOME (LOSS)         NET
                                                                        BEFORE            INCOME
                   QUARTERS ENDED                     REVENUES       INCOME TAXES         (LOSS)
----------------------------------------------------  --------       -------------       --------
FISCAL 1995
  August............................................  $ 78,427         $  10,942         $  6,295
  November..........................................    77,127            10,354            5,962
  February..........................................    63,845              (279)            (486)
  May...............................................    83,136             8,938            5,040
                                                      --------       -------------       --------
                                                      $302,535         $  29,955         $ 16,811
                                                      ========       ===========         ========
FISCAL 1996
  August............................................  $ 99,380         $  18,572         $ 10,914
  November..........................................    95,198            13,952            8,131
  February..........................................    79,326             2,878            1,391
  May...............................................   100,969           (19,544)(a)      (11,978)
                                                      --------       -------------       --------
                                                      $374,873         $  15,858         $  8,458
                                                      ========       ===========         ========
FISCAL 1997
  August............................................  $119,380         $  25,897         $ 15,397
                                                      ========       ===========         ========

---------------
(a) Includes a provision of $33.3 million for asset impairment and restructuring.

                                                                      APPENDIX A

                                    FORM OF

                     RESTATED CERTIFICATE OF INCORPORATION

                                       OF

                          CHOICE HOTELS HOLDINGS, INC.

     Choice Hotels Holdings, Inc. (the "Corporation"), a corporation incorporated on June 27, 1996 and existing under and by virtue of the General Corporation Law of the State of Delaware (the "GCL"), hereby certifies as follows:

     FIRST: The board of directors of the Corporation (the "Board of Directors") adopted a resolution proposing and declaring advisable the following amendments to and restatement of the Certificate of Incorporation of the Corporation.

     SECOND: This Restated Certificate of Incorporation was duly adopted by the sole stockholder of the Corporation in accordance with the provisions of Sections 228, 242 and 245 of the GCL.

     THIRD: The text of the Certificate of Incorporation is hereby amended and restated as herein set forth in full:

     1. The name of the corporation is CHOICE HOTELS INTERNATIONAL, INC. (the "Corporation").

     2. The address of the Corporation's registered office in the State of Delaware is 100 West Tenth Street, in the City of Wilmington, County of New Castle. The name of its registered agent at such address is The Corporation Trust Company.

     3. The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the GCL.

     4. The total number of shares of capital stock of all classifications which the Corporation shall have authority to issue is One Hundred Sixty-Five Million (165,000,000), of which One Hundred Sixty Million (160,000,000) shares having a par value of One Cent ($.01) per share shall be common stock, and Five Million (5,000,000) shares having a par value of One Cent ($.01) per share shall be preferred stock.

     Shares of common stock of the Corporation may be issued from time to time in one or more classes or series, each of which class or series shall have such distinctive designation or title as shall be fixed by the Board of Directors prior to the issuance of any shares thereof. Each such class or series of common stock shall have such voting powers (full or limited) or no voting powers, such preferences and relative participating, optional or other special rights, relative ranking and such qualifications, limitations or restrictions, as shall be stated in such resolution or resolutions providing for the issue of such class or series of common stock as may be adopted from time to time by the Board of Directors prior to the issuance of any shares thereof pursuant to the authority hereby expressly vested in it, all in accordance with the laws of the State of Delaware.

     Without limiting the generality of the foregoing, shares of a series of common stock consisting of Seventy Five Million (75,000,000) shares, or such larger number of shares as the Board of Directors shall from time to time fix by resolution or resolutions, may be issued from time to time by the Board of Directors. Shares of this series shall be designated, and are hereinafter called "Common Stock."

     The holders of record of the Common Stock shall be entitled to the following rights:

          (a) subject to the rights of any holders of any class or series of capital stock as specified in the resolution providing for such class or series of capital stock, to vote at all meetings of stockholders of the Corporation, and at all such meetings such holders shall have one vote in respect of each share of Common Stock held of record by them;

          (b) subject to the rights of any holders of any class or series of capital stock having a preference with respect to dividends, to receive when, if and as declared by the Board of Directors out of the assets of the Corporation legally available therefor, such dividends as may be declared by the Corporation from time to time to holders of Common Stock; and

          (c) subject to the rights of any holders of any class or series of capital stock having a preference with respect to distribution of assets upon liquidation or dissolution, to receive the remaining assets of the Corporation upon liquidation, dissolution or winding-up.

     Shares of preferred stock of the Corporation may be issued from time to time in one or more classes or series, each of which class or series shall have such distinctive designation or title as shall be fixed by the Board of Directors prior to the issuance of any shares thereof. Each such class or series of preferred stock shall have such voting powers (full or limited) or no voting powers, such preferences and relative participating, optional or other special rights, relative ranking and such qualifications, limitations or restrictions, as shall be stated in such resolution or resolutions providing for the issue of such class or series of preferred stock as may be adopted from time to time by the Board of Directors prior to the issuance of any shares thereof pursuant to the authority hereby expressly vested in it, all in accordance with the laws of the State of Delaware.

     Subject to the rights of any holders of any class or series of capital stock, as specified in the resolution providing for such class or series of capital stock, the holders of Common Stock are expressly denied the preemptive right to subscribe to any or all additional shares of capital stock of the Corporation or any or all classes or series thereof.

     Upon this Restated Certificate of Incorporation becoming effective pursuant to the GCL (the "Effective Time"), each share of the Corporation's common stock, par value $.01 per share (the "Old Common Stock"), issued and outstanding immediately prior to the Effective Time, will be automatically reclassified as and converted into one share of Common Stock. Any stock certificate that, immediately prior to the Effective Time, represents shares of the Old Common Stock will, from and after the Effective Time, automatically and without the necessity of presenting the same for exchange, represent the number of shares of Common Stock as equals the sum obtained by multiplying the number of shares of Old Common Stock represented by such certificate immediately prior to the Effective Time by one.

     5. The Corporation expressly elects not to be governed by Section 203 of the GCL.

     6. Subject to the rights of any holders of any class or series of capital stock as specified in the resolution providing for such class or series of capital stock, any action required to be taken by the stockholders of the Corporation must be effected at a duly called annual or special meeting of stockholders of the Corporation and may not be effected by any consent in writing of such stockholders in lieu of a meeting.

     Special meetings of the stockholders of the Corporation may be called only by (i) the Chairman or Vice Chairman of the Board of Directors or (ii) the Secretary of the Corporation within 10 calendar days after receipt of the written request of a majority of the total number of directors which the Corporation would have if there were no vacancies (the "Whole Board").

     Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws may provide. The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws.

     7. A. Subject to the rights of any holders of any class or series of capital stock as specified in the resolution providing for such class or series of capital stock, the business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors consisting of not less than 3 nor more than 12 directors, the exact number of directors to be determined from time to time solely by resolution adopted by the affirmative vote of a majority of the Whole Board. The directors shall be divided into three classes, designated Class I, Class II and Class III. Each Class of directors shall consist, as nearly as may be possible, of one-third of the total number of directors constituting the Whole Board. The initial term of the Class I directors shall expire upon the election and qualification of their successors at the 1997 annual meeting of stockholders; the initial term of the Class II directors shall expire upon the election and qualification of their successors at the

1998 annual meeting of stockholders; and the initial term of the Class III directors shall expire upon the election and qualification of their successors at the 1999 annual meeting of stockholders. At each annual meeting of stockholders beginning with the 1997 annual meeting, successors to the Class of directors whose term expires at that annual meeting shall be elected for a three-year term and shall hold office until the annual meeting for the year in which his or her term expires and until his or her successor shall be elected and shall qualify, subject, however, to prior death, resignation, retirement, disqualification or removal from office.

     B. Subject to the rights of any holders of any class or series of capital stock as specified in the resolution providing for such class or series of capital stock, newly created directorships resulting from any increase in the number of directors and any vacancies on the Board of Directors resulting from death, resignation, retirement, disqualification, removal or other cause will be filled solely by the affirmative vote of a majority of the remaining directors then in office, even though less than a quorum of the Board of Directors. Increases or decreases in the number of directors shall be apportioned among the Classes so as to maintain the number of directors in each Class as nearly equal as possible, and any additional director of any Class elected to fill a vacancy resulting from an increase in such Class shall hold office for a term that shall coincide with the remaining term of that Class, but in no case will a decrease in the number of directors shorten the term of any incumbent director.

     C. The election of directors need not be by written ballot unless the Bylaws shall so provide.

     D. Notwithstanding the foregoing, whenever the holders of any one or more series of capital stock shall have the right, voting separately as a class or series, to elect directors, the election, removal, term of office, filling of vacancies and other features of such directorships shall be governed by the terms of this Restated Certificate of Incorporation applicable thereto, and such directors so elected shall not be divided into classes pursuant to Article 6, Section A, unless expressly provided by such terms.

     8. The affirmative vote of the holders of the outstanding shares of capital stock representing not less than two-thirds of the Voting Power (as defined) of the Corporation shall be required for the approval of any proposal for the Corporation to dissolve, liquidate, merge, or consolidate with any other entity (other than an entity 90% of the Voting Power of which is owned by the Corporation), or sell, lease or exchange all or substantially all of its property and assets, including its goodwill and its corporate franchises. "Voting Power" means the total number of votes that may be cast by holders of capital stock in the election of directors.

     9. The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Restated Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation. Notwithstanding anything contained in this Restated Certificate of Incorporation to the contrary, the affirmative vote of the holders of the outstanding shares of capital stock representing not less than two-thirds of the Voting Power of the Corporation shall be required to amend, alter, change or repeal, or to adopt any provision inconsistent with, Article 8 of this Restated Certificate of Incorporation. The Board of Directors shall have the power to make, adopt, alter, amend, change or repeal the Bylaws by resolution adopted by the affirmative vote of a majority of the Whole Board. Stockholders may not make, adopt, alter, amend, change or repeal the Bylaws except upon the affirmative vote of the holders of the outstanding shares of capital stock representing not less than two-thirds of the Voting Power of the Corporation and no Bylaws hereafter adopted by the stockholders or otherwise shall invalidate any prior act of the directors which would have been valid if such Bylaws had not been adopted.

     10. A. No director of the Corporation shall be liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the GCL, or (iv) for any transaction from which the director derived an improper personal benefit. No amendment to or repeal of this Article 10 shall apply to or have any effect on the liability or alleged liability of any director of the Corporation for or with respect to any acts or omissions of such director occurring prior to such amendment or repeal. If the GCL is amended hereafter to further limit the liability of a director, then the liability of a director of the Corporation shall be further limited to the fullest extent permitted by the GCL, as so amended.

     B. The Corporation shall indemnify each person who is or was or has agreed to become a director or officer of the Corporation, and may indemnify other employees and agents of the Corporation, to the fullest extent permitted by
Section 145 of the GCL, as the same may be amended or supplemented, against all expenses and liabilities (including, but not limited to, counsel fees) reasonably incurred by or imposed upon such person in connection with any proceeding to which he or she may be made a party, or in which he or she may become involved, by reason of his or her being or having been a director, officer, employee or agent of the Corporation, or any settlement thereof, whether or not he or she is a director, officer, employee or agent at the time such expenses are incurred or liability incurred, except in such cases where the director, officer, employee or agent is adjudged guilty of willful misfeasance or malfeasance in the performance of his or her duties; provided that in the event of a settlement the indemnification herein shall apply only when the Board of Directors approves such settlement and reimbursement as being for the best interests of the Corporation. Without limiting the generality or the effect of the foregoing, the Corporation may adopt Bylaws, or enter into one or more agreements with any person, which provide for indemnification greater or different than that provided in this Article 10 or the GCL and the foregoing right of indemnification shall be in addition to and not exclusive of all other rights to which such director, officer, employee or agent may be entitled.

     C. The Corporation may purchase insurance on behalf of any person who is a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted by him or her and incurred by him or her in any such capacity, or arising out of his or her status as such, whether or not the Corporation would have the power or the obligation to indemnify him or her against such liability under the provisions of this Article 10.

     11. The Board of Directors, each committee of the Board of Directors and each individual director, in discharging their respective duties under applicable law and this Restated Certificate of Incorporation and in determining what they each believe to be in the best interests of the Corporation and its stockholders, may consider the effects, both short-term and long-term, of any action or proposed action taken or to be taken by the Corporation, the Board of Directors or any committee of the Board of Directors on the interests of (i) the employees, franchisees, licensees, customers, suppliers and/or creditors of the Corporation and its subsidiaries and (ii) the communities in which the Corporation and its subsidiaries own or lease property or conduct business, all to the extent that the Board of Directors, any committee of the Board of Directors or any individual director deems pertinent under the circumstances; provided, however, that the provisions of this Article 11 shall not limit in any way the right of the Board of Directors to consider any other lawful factors in making its determinations, including, without limitation, the effects, both short-term and long-term, or any action or proposed action on the Corporation or its stockholders directly; and provided further that this Article 11 shall be deemed solely to grant discretionary authority to the Board of Directors, each committee of the Board of Directors and each individual director and shall not be deemed to provide to any specific constituency any right to be considered.

     12. Whenever a compromise or arrangement is proposed between this Corporation and its creditors or any class of them and/or between this Corporation and its stockholders or any class of them, any court of equitable jurisdiction within the State of Delaware may, on the application in a summary way of this Corporation or of any creditor or stockholder thereof or on the application of any receiver or receivers appointed for this Corporation under the provisions of Section 291 of the GCL or on the application of trustees in dissolution or of any receiver or receivers appointed for this Corporation under the provisions of Section 279 of the GCL, order a meeting of the creditors or class of creditors, and/or of the stockholders or class of stockholders of this Corporation, as the case may be, to be summoned in such manner as the said court directs. If a majority in number representing three-fourths in value of the creditors or class of creditors, and/or of the stockholders or class of stockholders of this Corporation, as the case may be, agree to any compromise or arrangement and to any reorganization of this Corporation as consequence of such compromise or arrangement, the said compromise or arrangement and the said reorganization shall, if sanctioned by the court to which the said application has been made, be binding on all the creditors or class of creditors, and/or on all the stockholders or class of stockholders, of this Corporation, as the case may be, and also on this Corporation.

     IN WITNESS WHEREOF, the Corporation has caused this Restated Certificate of Incorporation to be duly executed in its corporate name.

Dated:               , 1996

                                          --------------------------------------
                                          Name: Stewart Bainum, Jr.
                                              Chairman and Chief
                                              Executive Officer